Form 10-K405, Exhibit 13
period 1994-12-31
CONTINENTAL CAN CO INC /DE/
filed 1995-03-16
CIK 103392

                                                                    EXHIBIT 13.1

                         CONTINENTAL CAN COMPANY, INC.
                               1994 ANNUAL REPORT


CORPORATE PROFILE

Continental Can Company, Inc., through its subsidiaries, manufactures extrusion blow-molded plastic containers, metal cans, plastic films and equipment for the packaging industry, and prints and laminates flexible packaging for the food and snack food industries. The Company also owns Lockwood, Kessler & Bartlett, Inc., an engineering firm located in the United States.


TABLE OF CONTENTS
                                              PAGE NUMBER
                                              -----------

Report To Shareholders......................       26

Description Of Business.....................       28

Selected Financial Data.....................       30

Management's Discussion And Analysis
  Of Financial Condition....................       31

Consolidated Financial Statements...........       37

Notes To Consolidated Financial Statements..       42

Independent Auditor's Report................       65

General Information.........................       66

Directors And Officers......................       67

Subsidiaries And Officers...................       68




          The Pillsbury Company received the Dupont Award For Innovation In Packaging for their Hungry Jack syrup container. It is the first microwave-safe syrup bottle on the market and was designed and produced by Continental Plastic Containers, Inc.

Dear Fellow Stockholders,

As expected, the Companys sales, profitability and cash flow (net income plus depreciation) all increased in 1994. Sales in 1994 rose to $537.2 million, the highest level ever achieved. In addition, income before accounting change and extraordinary item grew nearly five-fold to $4,815,000 while earnings per share before accounting changes and extraordinary items increased to $1.50. We believe these excellent improvements validate our basic strategy of investing the necessary resources for growth in our businesses coupled with the cost reductions (including debt reductions) necessary in a competitive marketplace.

The substantial progress shown by almost all of our operations reflected, in particular, the significant improvement in volume and operating profit at Continental Plastic Containers, Inc. (CPC), the benefit of the beginning of an economic recovery of Europe, and previous cost-cutting measures.

In 1994, CPC began to show the level of improvement we have expected from this acquisition. Sales increased 12% while operating profit more than doubled to $8,565,000. Among the years highlights at CPC were the opening of its sixteenth plant at West Memphis, Arkansas to provide all the bottles for Coastal Unilube (formerly a self-manufacturer), production of an innovative microwaveable syrup bottle for Pillsbury, the execution of another contract expanding its production for Coca-Cola Foods, and the repurchase of $5.3 million of its Senior Secured Notes. In 1995, we expect to see a continuation of these substantial sales increases for CPC, as well as the first reported after tax profit since its acquisition.

In March 1995, CPC entered into an agreement to supply Mobil with most of its plastic bottles throughout the United States for a five-year term while also assuming additional, unusual and innovative Mobil product responsibilities for a packager. The benefit of the Mobil contract (which takes effect in July), will be minimal in 1995 because of expected start-up expenses but should contribute substantially to CPCs sales and profitability in 1996 and thereafter.

In Europe in 1994, our subsidiaries benefited from the continents overall economic improvement. However, although the beginning of an economic recovery helped them improve volumes, operating margins remained under pressure.

Ferembal, which saw a 6% increase in sales, successfully implemented cost reductions to maintain competitiveness in its markets, including a 10% workforce reduction which resulted in a restructuring charge. The impact of the charge on the Companys earnings, was almost entirely offset by a benefit from the settlement of a tax dispute. We shall continue to emphasize least-cost operations to ensure that in the long term Ferembal, and all of our other subsidiaries, are able not only to compete but to grow and improve their competitive position. Ferembal is an excellent food can company which was solidly profitable in 1994. We are confident that, over time, cost reduction efforts and continuing productivity improvements will enable it to retain its profitability at historical levels despite an increasingly competitive market.

Dixie Union, our German-based packaging film and machine business, enjoyed a gratifying surge in the volume and profitability of its machine business due to economic improvement and an emphasis on the total line concept which brings significant productivity improvement to packaged goods producers. This improvement in machinery was partially offset by flat sales and lower margins in Dixie Unions film business in 1994. However, backlog at Dixie Union was up approximately $6 million at December 31, 1994 over the prior year end and the film business is expected to increase in both volume and profitability in 1995 while the machine business continues strong.

Onena and Ingosa were merged into one modern plant location in Pamplona during the year. We intend to sell the former plant and site for residential development in keeping with the area in which it is located. While the combination of our Spanish film subsidiaries has been predictably difficult and costly in 1994, we believe that the firm footing we have established will allow our new integrated business to grow in sales and profitability in 1995 and future years.

Lockwood, Kessler & Bartlett, Inc., the engineering services group, suffered a very poor first quarter last year due to the extremely severe weather in the Northeast. However, the remaining three quarters and the year overall were profitable and we look for a continued improvement in 1995.

In summary, we feel that all of our businesses responded well during 1994 to the business conditions and opportunities in their particular markets and we are optimistic about our prospects, particularly over the next several years. We are committed to continued internal growth and profitability, and we shall carefully pursue potential acquisitions which will enhance our present businesses. With this prudent yet aggressive approach, we believe that we shall significantly benefit shareholder value with our strategic long-term management philosophy.

                              Donald J. Bainton
                              Chairman & Chief Executive Officer
                              March 10, 1995

                            DESCRIPTION OF BUSINESS


          Continental Can Company, Inc. is a holding company primarily engaged in the packaging business through a number of consolidated operating subsidiaries. The Company's packaging business consists of its 50%-owned domestic subsidiary, Plastic Containers, Inc. (PCI), which owns Continental Plastic Containers, Inc. and Continental Caribbean Containers, Inc. (collectively, CPC), a leading manufacturer of extrusion blow-molded containers in the United States. Its wholly-owned German operating subsidiary is Dixie Union Verpackungen GmbH (Dixie Union) and its majority-owned European operating subsidiaries are Ferembal S.A. (Ferembal), Obalex A.S. (Obalex) and Onena Bolsas de Papel, S.A. (Onena). Ferembal is a manufacturer of rigid packaging, primarily food cans, of which it is the second largest supplier in France. Obalex also manufactures rigid packaging, primarily food cans, in the Czech Republic. Dixie Union manufactures plastic films and packaging machines, primarily for the food and pharmaceutical industries. Onena manufactures film, and laminates and prints plastic, paper and foil packaging materials for the food and snack food industries primarily in Spain. The Company also owns Lockwood, Kessler & Bartlett, Inc. (LKB) which provides services principally in the northeastern United States in the fields of survey, civil, environmental and structural engineering, mechanical and electrical engineering, and construction administration and inspection.

          CPC -  The Company's 50%-owned subsidiary, PCI, acquired CPC in
          ---
November 1991. CPC, headquartered in Norwalk, Connecticut, develops, manufactures and sells a wide range of extrusion blow-molded plastic containers through its national network of sixteen manufacturing plants (including one in Puerto Rico). CPC supplies containers for food and beverages, household chemicals, automotive products and motor oil, industrial and agricultural chemicals and cosmetics and toiletries. CPC produces both single and multi-layer containers, manufactured primarily from high density polyethylene and polypropylene resins, ranging in size from two ounces to five gallons. Some of these multi-layer containers include a barrier layer to protect food products which are subject to spoilage or deterioration if exposed to oxygen. Besides being fully recyclable, in many instances, these containers can be, and are, produced using a significant amount of post-consumer recycled plastic. Its customers include some of the largest consumer products companies in the United States, such as Clorox Company, Coca-cola Foods, Colgate-palmolive Company, Mobil Oil Corporation, Pennzoil Products Company, Procter & Gamble Company And Quaker Oats Company. CPC often manufactures substantially all of a customer's container requirements for specific product categories or for particular container sizes. CPC has long-standing relationships with most of its customers and has long-term contracts with customers representing approximately 70% of its dollar sales volume.

          FEREMBAL -  The Company currently owns an 85% interest in Ferembal,
          --------
the second largest food can manufacturer in France and the fourth largest in Europe. Ferembal, headquartered in Paris, has five manufacturing plants located in each of the main agricultural regions of France.

          Besides food cans for such products as vegetables, mushrooms, fruits, prepared meals and pet foods, Ferembal also manufactures cans for industrial products such as paint, chemical products and motor oil. Ferembal's products include both two and three-piece cans for food, easy-open ends, hi-white enamel cans and a large number of can products for industrial end uses, all in a number of different diameters. Ferembal's production for the food and pet food markets accounts for approximately 85% of its sales with remaining sales coming from cans produced for industrial products. Ferembal's customers include many leading French and European vegetable and prepared food processors, pet food processors, and paint and other industrial can users.

          OBALEX - The Company, through Ferembal, owns 64% of the outstanding
          ------
stock of Obalex. Obalex, located in the Czech Republic, manufacturers both two and three-piece cans for food which account for approximately 80% of its sales and a number of can products for industrial end users.

          DIXIE UNION -  The Company owns all of the outstanding stock of Dixie
          -----------
Union. Dixie Union is headquartered in Kempten, Germany and has subsidiary companies in France and the United Kingdom, which function as a sales, distribution and customer service network. Dixie Union manufactures three main product lines for the packaging industry: multi-layer shrink bags, composite plastic films and packaging machines and slicers. Dixie Union is one of a few companies in Europe which manufacture both packaging films and packaging equipment.

          Dixie Union's customers are primarily processors of meats, cheeses, poultry and fish products, although Dixie Union also produces packaging and machinery for suppliers of technical and medical products. Most of Dixie Union's sales are generated in Europe; however, a number of Dixie Union's packaging machines are sold in the United States through an exclusive distributor, and through agents and distributors on a worldwide basis.

          ONENA -  The Company owns a 57% interest in Onena, located in
          -----
Pamplona, Spain. Onena manufactures plastic film, and laminates and prints a variety of paper, foil and plastic film products. Its major customers are primarily in the food and snack food industries in Spain. During 1994, the Company merged Onena with another majority owned flexible packaging subsidiary, Industrias Gomariz S.a. (Ingosa) which it acquired in 1993 and which was also located in Pamplona. All of the combined company's operations (also named onena) have been moved to Ingosa's manufacturing facility, which was expanded in 1994.

                           SELECTED FINANCIAL DATA(1)

                                    1994      1993      1992      1991      1990
                                  --------  --------  --------  --------  --------
Sales (2)                         $537,180  $481,842  $511,241  $310,654  $292,033
                                  ========  ========  ========  ========  ========

Net income (2) (3)                $  4,445  $    988  $  2,063  $  7,394  $  5,059
                                  ========  ========  ========  ========  ========

Earnings per
   common share (3)
   Primary                        $   1.39  $    .33  $    .67  $   2.92  $   2.88
                                  ========  ========  ========  ========  ========
   Fully Diluted                  $   1.34  $    .32  $    .64  $   2.59  $   2.40
                                  ========  ========  ========  ========  ========

Weighted average
   shares outstanding (4)            3,220     3,023     3,078     2,533     1,758
                                  ========  ========  ========  ========  ========

Total assets                      $423,585  $385,907  $400,010  $410,543  $202,524
                                  ========  ========  ========  ========  ========

Long-term debt and capitalized
   lease obligations              $142,361  $153,982  $165,701  $159,567  $ 65,862
                                  ========  ========  ========  ========  ========

Total stockholders'
   equity (4)                     $ 70,696  $ 60,855  $ 62,935  $ 61,393  $ 23,856
                                  ========  ========  ========  ========  ========

EBITDA (5)                        $ 59,365  $ 59,368  $ 64,521  $ 38,393  $ 33,590
                                  ========  ========  ========  ========  ========

Working capital                   $ 71,348  $ 66,105  $ 69,158  $ 63,004  $ 48,235
                                  ========  ========  ========  ========  ========

Current ratio                         1.52      1.67      1.69      1.57      1.56
                                  ========  ========  ========  ========  ========

(1)  In thousands, except per share amounts and current ratio.
(2) In 1993, includes sales of $10,682 and net income of $238 related to the purchase of Obalex. In 1991, includes sales of $17,030 and a net loss of $1,045 related to the purchase of PCI.
(3) Includes a charge for the cumulative effect of an accounting change of $262 ($.08 per share both primary and fully-diluted) and an extraordinary charge of $108 ($.03 per share both primary and fully diluted) in 1994. Includes income for the cumulative effect of accounting change of $460 ($.15 per share primary and $.14 per share fully-diluted) and an extraordinary charge of $1,502 ($.49 per share primary and $.44 per share fully-diluted) in 1992. Includes income for an extraordinary item of $22 ($.01 per share both primary and fully-diluted) in 1990.
(4) The 1994 weighted average shares outstanding include 268 shares issued in May 1994 upon the conversion of the Company 10-3/4% Convertible Subordinated Debentures. The 1991 weighted average shares outstanding include 1,020 shares and 255 warrants to purchase shares sold in June 1991 for net proceeds of $29,453. The 1990 weighted average shares outstanding include 460 shares sold in January 1990 for net proceeds of $6,756.
(5) Earnings before interest, taxes, depreciation and amortization, determined without consideration to minority interests.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

1994 VS. 1993
In 1994, sales increased 11% to $537.2 million from $481.8 million in 1993.
This improvement resulted primarily from net volume increases and included sales from the 1993 acquisition of Industrias Gomariz, S.A. (approximately $10 million) and foreign currency translation rate differences (approximately $5.4 million). Also included above in net volume increases is approximately $5.8 million in resin price increases which are a customer pass-through at PCI. Management expects volume increases and the pass-through of resin price increases at PCI to result in increased sales levels in 1995.

Backlog at December 31, 1994 amounted to $29.9 million as compared to $19.9 million at December 31, 1993. Since PCI, Ferembal, and Obalex produce most of their products under open orders, none of this backlog is attributable to them. The Company expects that the increased backlog at December 31, 1994 will result in increased sales and earnings in the first six months of 1995 as compared to the same prior year period.

Gross profit increased 8% to $94.2 million in 1994 from $87.2 million in 1993. Gross profit margin declined to 17.5 % in 1994 from 18.1% in 1993. The increase in gross profit resulted from higher sales volumes while the decline in gross profit margin reflected increased competitive pressure on pricing in the can and flexible packaging markets which more than offset improved utilization and profitability at PCI and in the Companys packaging machine business. Additionally, the pass-through of resin costs at PCI increases both sales and costs equally, reducing the margin percentage.

Selling, general and administrative expense as a percentage of sales amounted to 12.8% in 1994 as compared to 12.9% in 1993. While lower on a percentage basis because of the increased sales volume, selling, general and administrative expense in 1994 increased $6.2 million or 10.0%. Included in 1994s expenses are approximately $1.7 million for termination benefits caused by the restructuring of a portion of Ferembals coating and printing lines, and $990,000 for plant closing expense relating to a facility closed by PCI in 1991 prior to its purchase by the Company. The charge at PCI resulted from the Companys recognition of a loss of future rental payments from a sub-tenant which defaulted on its sub-lease on the facility. Also, costs associated with the merger of Onena and Ingosa added to this expense in 1994.

As a result of these various factors operating income increased to $25,648,000 in 1994 as compared to $24,871,000 in 1993 while operating margin declined to 4.8% in 1994 from 5.2% in 1993.

Net interest expense declined substantially to $18.7 million in 1994 from $22.9 million in 1993. This decline reflected both lower interest rates in Europe, and lower average debt balances in Europe and the United States in 1994.

The Companys consolidated effective tax rate is an amalgamation of the tax charges and tax benefits of itself and its subsidiaries. This rate amounted to 26% in 1994 as compared to 153% in 1993 reflecting the offsetting nature of these items in consolidation. Also, in 1994 Ferembal settled a tax dispute which resulted in a tax benefit of approximately $900,000.

Minority interest in 1994 and 1993 reflects the interests of other shareholders in PCI, Ferembal, Onena and Obalex.

Income before extraordinary items and the cumulative effect of an accounting change in 1994 amounted to $4,815,000 ($1.50 per share). An extraordinary charge in 1994, net of the portion attributable to the minority interest, amounting to $108,000 ($.03 per share) related to costs associated with the extinguishment of $5.3 million in Senior Secured Notes at PCI. The cumulative effect of an accounting change in 1994 for the adoption of FASB 112 resulted in a charge to income, net of the portion attributable to the minority interest, of $262,000 (.08 per share).

Income before extraordinary items and the cumulative effect of an accounting change in 1993 amounted to $988,000 ($.33 per share). There were no extraordinary items or accounting changes in 1993.

1993 VS. 1992

Sales declined 5.8% in 1993 to $481,842,000 as compared to $511,241,000 in 1992.
The decrease resulted primarily from changes in foreign currency translation rates which reduced reported sales by $19.8 million as compared to the prior year. A reduction in vegetable can sales in France as a result of inventory reductions by Ferembal's customers (approximately $10 million) and an economic recession in Europe accounted for the remainder of the decline. Increased sales at PCI ($6.3 million) and sales of Obalex ($10.7 million) offset a portion of the decline

Backlog amounted to approximately $19,868,000 at December 31, 1993 as compared to $19,149,000 at December 31, 1992.

Gross profit declined 10% to $87,164,000 as compared to $96,872,000 in 1992. Gross profit margin declined to 18.1% in 1993 from 18.9% in 1992. The decline in gross profit related primarily to the Company's European operations for the reasons noted above.

Selling, general and administrative expenses remained at approximately 13% as a percentage of sales in both 1993 and 1992. As a result of these various factors, operating income was $24,871,000 in 1993 and $29,600,000 in 1992 while the operating income margin amounted to 5.2% in 1993 from 5.8% in 1992.

Net interest expense declined during 1993 to $22,942,000 from $26,023,000 in 1992 as a result of changes in foreign currency translation rates, lower average outstanding debt balances and lower interest rates primarily in the Company's European operations.

The Company's consolidated effective tax rate amounted to approximately 153% in 1993 compared to 87% in 1992. The higher effective tax rate reflects the low level of tax benefits accrued at the Company's loss operations offset by the provision for taxes applicable to the Company's profitable operations.

Minority interest in each of 1993 and 1992 reflects the interests of other shareholders in PCI, Ferembal and Onena, and of Obalex in 1993.

Net income amounted to $988,000 ($.33 per share) in 1993 as compared to $2,063,000 ($.67 per share) in 1992. Included in net income in 1992 was the cumulative effect of an accounting change relating to the adoption of FASB No. 109 amounting to $460,000 ($.15 per share) and an extraordinary loss related to the write-off of a deferred financing fee of $1,502,000 ($.49 per share).

FINANCIAL CONDITION

Capital Resources

     The packaging business utilizes relatively large amounts of specialized machinery and equipment which are periodically upgraded or replaced.

     Capital expenditures in 1994 amounted to $23,858,000 primarily for the purchase of machinery and equipment. During 1994, major capital expenditures included the purchase of extrusion blow-molding lines and line changes for barrier containers for food products, an easy-open end line for cans and an expansion of a building used by Onena. Expenditures in 1995 are expected to amount to approximately $31,000,000 and be similar in character to those in 1994. The expected increase in 1995 compared to 1994 relates primarily to extrusion blow molding lines and line modifications for a five year contract for a motor oil customer which was signed in March 1995.

     During 1994, Ferembal increased its ownership interest in Obalex to 64%. See Note 2(b).

     The Company merged Onena, Ingosa and Dixie Union, S.A., Dixie Unions Spanish sales subsidiary, during 1994 and capitalized certain amounts due the Spanish provincial government by Ingosa in exchange for 41% of the equity of the merged entity. The merger has been reflected in the Company's financial statements as of January 1, 1994. See Note 2(a).

     The minority stockholders of Ferembal intend to sell a portion of their shares in an initial public offering of Ferembal which the Company has agreed to make in the fourth quarter of 1995. It is expected that the holder of a junior subordinated convertible bond of Ferembal will convert its bond at that time to participate in the offering. Although the Company does not currently expect to sell any of its stock in Ferembal in the offering, if the bond is converted, the Company ownership of Ferembal will decline from 85% to 64%. This reduction is not expected to have any significant impact to the Companys 1995 financial results. See Note 2(d).

     The Company has actively pursued acquisition possibilities in 1994 and intends to continue to do so in 1995 and later years. It is presently the Company's intention to finance any acquisitions by leveraging the assets of the company to be acquired or, possibly, through the issuance of stock. There are no plans presently to utilize any substantial portion of the existing capital resources of the Company in an acquisition.

     The Company met its 1994 capital requirements with cash generated from operations, from existing funds, and through borrowings. It is anticipated that such expenditures in 1995 will be financed in a similar manner.

LIQUIDITY

     The Company's liquidity position at December 31, 1994 declined somewhat from the prior year end. Working capital increased to $71.5 million at December 31, 1994 from $66.1 million at December 31, 1993. The current ratio was 1.52 at December 31, 1994 and 1.67 at December 31, 1993.

     The Company's cash position decreased by approximately $4 million between December 31, 1993 and 1994. Cash flows from operating activities provided $18.6 million for the Company in 1994 most of which related to depreciation and amortization. In addition, approximately $14.5 million was borrowed on a short-term basis to finance the increase in accounts receivable and inventory. These accounts increased in 1994 primarily as a result of the substantial increase in sales. A portion of this increase relates to an increase in accounts receivable at Ferembal which at the prior year end had discounted accounts receivable in the amount of $9,859,000. Most of the increase in short-term borrowings at December 31, 1994 is expected to be repaid during the first quarter of 1995.
The Company invested $23.9 million in 1994 in property, plant and equipment. Additionally, the Company used $12.4 million in financing for the net repayment of long-term borrowings.

     At December 31, 1994, the Company had available a credit line of $2,650,000 under a Revolving Credit Facility. The Company's packaging subsidiaries had available various unutilized credit facilities of $43 million at December 31, 1994. However, the Company's ability to draw upon these lines for other than certain subsidiary purposes is restricted.

     The Company expects that cash from operations and its existing banking facilities will be sufficient to meet its needs both in 1995 and on a long-term basis.

UTILIZATION OF NET OPERATING LOSS CARRYFORWARDS

     The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" issued in February 1992. This statement requires, among other things, recognition of future tax benefits, measured by enacted tax rates, attributable to deductible temporary differences between financial statement and income tax bases of assets and liabilities and to tax net operating loss carryforwards, to the extent that realization of such benefits is more likely than not.

As discussed in Note 10, PCI has tax net operating loss carryforwards (NOL's) totaling approximately $47 million which expire between 2006 and 2009. SFAS No. 109 requires that the tax benefit of such NOL's be recorded as an asset to the extent that management assesses the utilization of such NOL's to be "more likely than not". Management has determined, based on the Continental Plastic Container Company's history of prior operating earnings and its expectations for the future, that operating income of PCI will more likely than not be sufficient to utilize at least $30 million of these NOL's prior to their ultimate expiration in the year 2009.

The NOL's available for future utilization were generated principally by an operating loss caused by increased post-acquisition depreciation and amortization charges and additional interest expense on debt incurred in connection with the purchase. Additionally, in the year ended December 31, 1992, an extraordinary loss was incurred due to the write-off of deferred financing costs relating to a short-term note which was refinanced. The operations of the Continental Plastic Container Companies have historically been profitable (excluding non-recurring items). In assessing the likelihood of utilization of existing NOL's, management considered the historical results of the Continental Plastic Container Companies' operations both prior to the purchase and as subsidiaries of PCI subsequent to the purchase, and the current operating environment.

INFLATION AND CHANGING PRICES

     Costs and revenues are subject to inflation and changing prices in the packaging business. Since all competitors are similarly affected, product selling prices generally reflect cost increases resulting from inflation. At PCI changes in the cost of plastic resin are passed through to customers and have equal and offsetting effects on sales and costs of goods sold and, therefore, have no material effect on earnings and cash flow. Such changes can have a substantial impact on sales. Inflation has not been a material factor in the Company's revenues and earnings in the past three-years.

                CONTINENTAL CAN COMPANY, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 1994 AND 1993

(In thousands)
                                                            1994        1993
                                                         ---------    --------
ASSETS

Current Assets:
  Cash and cash equivalents                              $   8,776    $ 12,741
   Investments                                                 292         317

   Accounts receivable:
      Trade accounts                                       102,255      71,899
      Other                                                 15,964       8,357
      Less allowance for doubtful accounts                  (5,316)     (3,522)
                                                         ---------    --------

  Accounts receivable, net                                 112,903      76,734

  Inventories                                               82,432      69,503
  Prepaid expenses and other current assets                  4,700       4,911
                                                         ---------    --------

          Total current assets                             209,103     164,206
                                                         ---------    --------

Property, plant and equipment, at cost:
  Land, building and improvements                           48,750      43,733
  Manufacturing, machinery and equipment                   230,365     206,423
  Furniture, fixtures and equipment                          8,536       7,379
  Construction in progress                                   9,505       9,732
                                                         ---------    --------
                                                           297,156     267,267

  Less accumulated depreciation and amortization          (116,786)    (84,192)

                                                         ---------    --------

Net property, plant and equipment                          180,370     183,075

Goodwill, net of accumulated  amortization of
   $1,853 and $1,456, respectively                          13,997      13,369
Other assets, net of accumulated  amortization              20,115      25,257
                                                         ---------    --------

          Total assets                                   $ 423,585    $385,907
                                                         =========    ========

See accompanying notes to consolidated financial statements.

                CONTINENTAL CAN COMPANY, INC. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS (CONTINUED)
                          DECEMBER 31, 1994 AND 1993
(In thousands)
                                                             1994       1993
                                                           --------   --------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Short term borrowings                                    $ 21,855   $  6,378
  Accounts payable - trade                                   60,540     40,828
  Accrued liabilities:
     Employee compensation and benefits                      19,072     16,075
     Other accrued expenses                                  16,143     15,887
  Current installments of long term debt and
    obligations under capital leases                         13,043     13,487
  Income taxes payable                                        1,160        635
  Other current liabilities                                   5,942      4,811
                                                           --------   --------

          Total current liabilities                         137,755     98,101

Long term debt, excluding current installments              128,363    140,481
Obligations under capital leases, excluding
  current installments                                       13,998     13,501
Deferred income taxes                                         3,747      2,717
Other                                                        36,285     38,137
                                                           --------   --------

          Total liabilities                                 320,148    292,937

Minority interest                                            32,741     32,115

Stockholders' Equity:
Capital stock:
  First preferred stock, cumulative $25 par value.
    Authorized 250,000 shares; no shares issued.                  -          -
  Second preferred stock, 4% non-cumulative,
    $100 par value. Authorized 1,535 shares;
    no shares issued.                                             -          -
  Common stock, $.25 par value. Authorized
    20,000,000 shares; outstanding 3,151,157
    shares in 1994 and 2,879,158 shares in 1993.                788        720
                                                           --------   --------
                                                                788        720

Additional paid-in capital                                   42,872     41,414
Retained earnings                                            26,187     21,742

Cumulative foreign currency translation adjustment              849     (3,021)
                                                           --------   --------

          Total stockholders' equity                         70,696     60,855
                                                           --------   --------

          Total liabilities and stockholders' equity       $423,585   $385,907
                                                           ========   ========

See accompanying notes to consolidated financial statements.

               CONTINENTAL CAN COMPANY, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF EARNINGS
                YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

(In thousands, except per share data)
                                                1994        1993        1992
                                              --------    --------    --------
Sales                                         $537,180    $481,842    $511,241
Cost of sales                                  443,023     394,678     414,369
                                              --------    --------    --------
  Gross profit                                  94,157      87,164      96,872
Selling, general and administrative expenses    68,509      62,293      67,272
                                              --------    --------    --------
  Operating income                              25,648      24,871      29,600

Other income (expense):
  Interest expense, net                        (18,684)    (22,942)    (26,023)
  Foreign currency exchange loss                  (121)       (134)       (562)
  Other - net                                     (180)        (55)        559
                                              --------    --------    --------
          Net other expense                    (18,985)    (23,131)    (26,026)

Income before provision for income taxes,
  minority interest, extraordinary item and
  cumulative effect of accounting change         6,663       1,740       3,574
Provision for income taxes                       1,761       2,655       3,117
                                              --------    --------    --------

Income (loss) before minority interest,
  extraordinary item and cumulative effect of
   accounting change                             4,902        (915)        457
Minority interest                                   87      (1,903)     (2,648)
                                              --------    --------    --------
Income before extraordinary item and
  cumulative effect of accounting change         4,815         988       3,105
Extraordinary item, net                           (108)          -      (1,502)
Cumulative effect of accounting change, net       (262)          -         460
                                              --------    --------    --------

Net income                                    $  4,445    $    988    $  2,063
                                              ========    ========    ========

Earnings (loss) per common share - Primary:
  Before extraordinary item and
    cummulative effect of accounting change   $   1.50    $   0.33    $   1.01
  Extraordinary item                             (0.03)          -       (0.49)
  Cumulative effect of accounting change, net    (0.08)          -        0.15
                                              --------    --------    --------
Net earnings per share - primary              $   1.39    $   0.33    $   0.67
                                              ========    ========    ========

Earnings (loss) per common share - assuming
  full dilution:
  Before extraordinary item and
    cummulative effect of accounting change   $   1.45    $   0.32    $   0.94
  Extraordinary item                             (0.03)          -       (0.44)
  Cumulative effect of accounting change, net    (0.08)          -        0.14
                                              --------    --------    --------
Net earnings per share - assuming
  full dilution                               $   1.34    $   0.32    $   0.64
                                              ========    ========    ========

See accompanying notes to consolidated financial statements.

              CONTINENTAL CAN COMPANY, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                     DECEMBER 31, 1994, 1993 AND 1992
(In thousands)
                                                 1994       1993       1992
                                               --------   --------    --------
Cash Flows From Operating Activities:
Net income                                     $  4,445   $    988    $  2,063
Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating
   Activities:
    Depreciation and amortization                34,018     34,686      34,924
    Extraordinary loss on write off of              108          -       1,502
     capitalized finance costs, net
    Minority interest                                87     (1,903)     (2,648)
    Deferred income taxes                        (1,193)    (1,554)     (2,285)
    Gain (loss) on sale of capital assets           169        363        (534)
    Provision for losses on accounts receivable   2,845        915         210
    Changes in Assets and Liabilities, Net of
      Effects of Acquisition:
        (Increase) decrease in accounts
         receivable                             (25,528)    (1,691)      7,815
        (Increase) decrease in other
         receivables                             (4,143)     3,941         198
        (Increase) decrease in
         inventories                             (6,952)     3,993      (8,260)
        (Increase) decrease in prepaid
         expenses and other current assets          392        146      (1,632)
        (Increase) decrease in other assets         638       (481)       (465)
        Increase (decrease) in accounts
         payable                                 15,901     (4,963)        441
        Increase in accrued liabilities           1,884        465       1,642
        Increase (decrease) in income
         taxes payable                              419        329      (1,403)
        (Decrease) in other liabilities          (4,532)    (6,336)     (1,234)
                                               --------   --------    --------
          Net Cash Provided by
           Operating Activities                  18,558     28,898      30,334

Cash Flows From Investing Activities:
  Purchase of minority interests                 (1,970)      (213)       (120)
  Proceeds from investments                          31        534       1,349
  Proceeds from sale of capital assets              985        770       1,434
  Capital expenditures, net of
   investment grants                            (23,858)   (22,149)    (26,393)
  Purchase of equipment for customer
   reimbursement                                   (249)         -        (999)
  Cash used to purchase Obalex, net of
   cash acquired                                      -          -      (1,086)
                                               --------   --------    --------
          Net Cash Used in Investing
           Activities                           (25,061)   (21,058)    (25,815)

Cash Flows From Financing Activities:
  Principal payments of long term debt
   and obligations under
    capital leases                              (18,125)    (9,379)   (135,397)
  Proceeds from long term debt and
   obligations under capital leases               5,727        827     135,378
  Common stock issued upon conversion
   of debentures and warrants                       362        184       2,111
  Proceeds from (repayments of) short
   term borrowings                               14,485       (339)     (3,613)
  Dividends paid by subsidiary to
   minority interest                                (51)      (344)        (80)
                                               --------   --------    --------
          Net Cash Provided by (Used
           in) Financing Activities               2,398     (9,051)     (1,601)

Effect of exchange rate changes on cash             140       (323)       (169)
                                               --------   --------    --------
Increase (decrease) in cash and cash
 equivalents                                     (3,965)    (1,534)      2,749
Cash and cash equivalents at beginning
 of year                                         12,741     14,275      11,526
                                               --------   --------    --------
Cash and cash equivalents at end of year       $  8,776   $ 12,741    $ 14,275
                                               ========   ========    ========

See accompanying notes to consolidated financial statements.

                              CONTINENTAL CAN COMPANY, INC. AND SUBSIDIARIES
                             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                               YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

(In thousands)
                                                                                    Cumulative
                                            Common Stock                             Foreign       Total
                                          -----------------  Additional              Currency     Stock-
                                           Number             Paid-in    Retained  Translation    holders
                                          of Shares  Amount   Capital    Earnings   Adjustment    Equity
                                          ---------  ------  ----------  --------  -----------   --------
Balances, January 1, 1992                     2,784    $696     $39,143   $18,691      $ 2,863    $61,393
  Net income                                      -       -           -     2,063            -      2,063
  Common stock issued to employees and
   upon conversion of debentures and
     warrants                                    74      19       2,092         -            -      2,111
  Foreign currency translation adjustment         -       -           -         -       (2,632)    (2,632)
                                              -----    ----     -------   -------      -------    -------

Balances December 31, 1992                    2,858    $715     $41,235   $20,754      $   231    $62,935
  Net income                                      -       -           -       988            -        988
  Common stock issued to employees and
   upon conversion of debentures and
     warrants                                    21       5         179         -            -        184
  Foreign currency translation adjustment         -       -           -         -       (3,252)    (3,252)
                                              -----    ----     -------   -------      -------    -------

Balances December 31, 1993                    2,879    $720     $41,414   $21,742      $(3,021)   $60,855
  Net income                                      -       -           -     4,445            -      4,445
  Common stock issued to employees and
   upon conversion of debentures and
     warrants                                   272      68       1,458         -            -      1,526
  Foreign currency translation adjustment         -       -           -         -        3,870      3,870
                                              -----    ----     -------   -------      -------    -------

Balances December 31, 1994                    3,151    $788     $42,872   $26,187      $   849    $70,696
                                              =====    ====     =======   =======      =======    =======

See accompanying notes to consolidated financial statements.

CONTINENTAL CAN COMPANY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

(1)  Accounting Policies and Other Matters

(a)  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Continental Can Company, Inc. (the Company), its majority-owned foreign and domestic subsidiaries and its 50% interest in Plastic Containers, Inc.
     (PCI). During 1992, the Company entered into an agreement which gave the Company a proxy to vote an additional 1% of the shares of PCI (see Note 2(c)). The proxy provides the Company with effective control over PCI and, accordingly, the Company's interest in PCI is reflected on a consolidated basis.

     At December 31, 1994, the Company owned the following packaging related businesses: 85% of Ferembal S.A. (Ferembal) (see Note 2(d)), located in France which in turn owns 64%of Obalex A.S. (Obalex) located in the Czech Republic; 100% of Dixie Holding, Inc. and Dixie Union Geschaftsfurungs GmbH which own 100% of Viatech Holding GmbH (Holding), which in turn owns all of the outstanding shares of Dixie Union Verpackungen GmbH (Dixie Union), located in the Federal Republic of Germany; and 57% of Onena Bolsas de Papel, S.A. (Onena) located in Spain. As mentioned above, the Company also owns 50% of PCI, which in turn owns 100% of Continental Plastic Containers, Inc. and Continental Caribbean Containers, Inc. (collectively, CPC). In addition, the Company owns 100% of an engineering firm, Lockwood, Kessler & Bartlett, Inc.

     Minority interests reflected in consolidation represent the portions of Ferembal, Obalex, Onena, and PCI not owned by the Company.

     All significant intercompany balances and transactions have been eliminated.

(b)  Inventories

     Inventories consist principally of packaging materials, repair parts and supplies. The manufacturing inventories of PCI are stated at the lower of cost applied on the last-in, first-out (LIFO) method, which is not in excess of market. Inventories of the Company's other subsidiaries and the repair parts and supplies inventories of PCI are stated at the lower of cost on a first-in, first-out (FIFO) basis or market.

(c)  Depreciation and Amortization

     Depreciation and amortization of property, plant and equipment are computed on a straight-line basis over the estimated useful lives of the assets, as follows:

                                               Estimated
                                              useful lives
                                                 (years)

     Building and building improvements         10 to 35
     Manufacturing machinery and equipment       3 to 20
     Furniture, fixtures and equipment           2 to 10

     Leasehold improvements are amortized over their estimated useful lives or the term of the lease, whichever is less.

     Provision for amortization of intangible assets is based upon the estimated useful lives of the related assets and is computed using the straight-line method. Intangible assets resulting from the acquisitions of
     (a) PCI consist of (i) a non-compete agreement and acquisition costs (amortized over five years), (ii) finance costs (being amortized over periods ranging from five to nine years), and (iii) customer contracts (amortized over ten years); and (b) Ferembal consist of patents (amortized on a straight-line basis over their estimated useful lives) and goodwill (amortized on a straight line basis over forty years).

(d)  Income Taxes

     The Company files a consolidated tax return for U.S. purposes for itself and its domestic subsidiaries (to the extent it owns at least 80% of such subsidiaries). Separate returns are filed for all other subsidiaries. U.S. deferred income taxes have not been provided on the unremitted earnings of the Company's foreign subsidiaries to the extent that such earnings have been invested in the business, as any taxes on dividends would be substantially offset by foreign and other tax credits.

     Effective January 1, 1992, the Company implemented the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" (see Note 10). The cumulative effect of adopting SFAS No. 109 is reflected in the consolidated statement of earnings. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e)  Foreign Currency Translation

     The accounts of the Companys foreign subsidiaries have been converted to U.S. dollars utilizing SFAS No. 52, "Foreign Currency Translation", under which assets and liabilities are translated at the exchange rate in effect at the balance sheet date, while revenues, costs and expenses are translated at the average exchange rate for the reporting period. Resulting unrealized net gains or losses are recorded as a separate component of stockholders' equity. Realized foreign exchange gains or losses are reflected in operations.

(f)  Statement of Cash Flows

     The Company considers securities purchased within three months of their maturity date to be cash equivalents. Cash equivalents consist of short-term investments in government securities and bonds.

     Cash paid for interest and income taxes was as follows:

                      1994     1993     1992
                     -------  -------  -------
                     (in thousands)
     Interest        $18,725  $23,386  $25,535
     Income taxes      4,086    4,667    6,666

(g)  Research and Development

     Research and development costs are charged to expense as incurred. Such costs amounted to approximately $12,461,000, $12,862,000 and $14,603,000 in
     1994, 1993 and 1992, respectively.

(h)  Accounting for Post-Retirement Benefits Other Than Pensions

     In 1992, the Company adopted SFAS No. 106, "Employer's Accounting for Post-Retirement Benefits Other Than Pensions", which requires a calculation of the actuarial present value of expected benefits to be paid to or for employees after their retirement and an allocation of the cost of those benefits to the periods the employees render service (see Note 13).

(i)  Employers Accounting for Post-Employment Benefits

     In 1994, the Company adopted SFAS No. 112, Employers Accounting for Post-Employment Benefits which requires employers to recognize the obligation to provide postemployment benefits and an allocation of the costs of those benefits (see Note 13).

(j)  Insurance

     PCI is self-insured for coverages for the purposes of providing workers' compensation, general liability and property and casualty insurance up to varying deductible amounts. PCI's self-insurance reserves are included in other liabilities in the consolidated balance sheets. Costs charged to operations for self-insurance for the years ended December 31, 1994, 1993 and 1992 were $2,066,000, $2,268,000 and $2,078,000, respectively.

(k)  Plant Rationalization and Realignment

     PCI records an estimate of the liabilities associated with the closing of specific manufacturing facilities. Costs (income) charged to operations for these programs were $855,000, $(135,000), and $159,000 for the years ended December 31, 1994, 1993 and 1992, respectively. Net income was recognized in 1993 due to a sublease of the related facilities. In 1994 this sublease was defaulted upon. Included in other current liabilities at December 31, 1994 is $549,000 ($472,000 at December 31, 1993) related to accruals for plant rationalization and realignment.

(l)  Restructuring Charge

     Included in selling, general and administrative expense in 1994 is a restructuring charge of $1,686,000 related to Ferembal. The charge includes termination benefits for certain employees, approximately half of whom took early retirement. During 1994, terminated employees received $889,000. The December 31, 1994 balance sheet contains an accrued liability of $797,000 for termination benefits for the remaining employees.

(m)  Earnings Per Share

     Earnings per common share is based on the weighted average number of common and common equivalent shares outstanding. Common equivalent shares include dilutive stock options (using the treasury stock method) exercisable under the Company's option plans and warrants. Weighted average shares outstanding in 1994, 1993 and 1992 were 3,220,082, 3,023,062 and 3,078,387, respectively.

     Prior to their conversion in 1994, earnings per common share, assuming full dilution, gave effect to the conversion of the Company's outstanding 10-3/4% Convertible Subordinated Debentures as if such Debentures had been converted, after elimination of related interest expense, net of income tax benefit.

(n)  Reclassifications

     Certain reclassifications have been made to conform prior year financial statements to the 1994 presentation.

(2)  ACQUISITIONS

(a)  Ingosa

     During 1993, the Company purchased substantially all of the shares of Ingosa for nominal consideration. Ingosa, located in Pamplona, Spain, is a flexible packaging manufacturer which laminates and prints plastic, paper and foil materials primarily for the food industry in Spain. The acquisition was accounted for under the purchase method. In connection with this transaction the excess of the fair value of the net assets acquired over the purchase price was allocated to property, plant and equipment.

     Also in 1993, the Company entered into an agreement with the provincial government of Navarra through SODENA, an economic development corporation owned by the government. The agreement, which was legislatively ratified in 1994, provided that (i) Onena and Dixie Union S.A. be merged into Ingosa with the surviving company being named Onena, (ii) SODENA receive 41% of the equity in the merged entity in exchange for the elimination of $3,736,000 (534 million pesetas) in existing overdue local taxes owed by Ingosa (see Note 9(f)), (iii) SODENA provide the merged entity with a $2,163,000 (309 million pesetas) interest free loan for a period of up to 4 years secured by Onena's existing land and building (see Note 9(h)), and
     (iv) the Company invest $700,000 (100 million pesetas) in the merged entity as additional equity.

(b)  Obalex

     During 1992, Ferembal acquired 34% of the stock of Obalex A.S., a producer of food cans in the Czech Republic, for approximately $3,021,000 and simultaneously entered into two agreements to provide Obalex with training, a technology license, and certain equipment, which approximates Ferembal's estimated cost of providing such training, technology and equipment. Ferembal paid approximately $1,086,000, with a balance of $1,935,000, paid in December 1993.

     In 1993, Ferembal, pursuant to a pre-emptive right, subscribed to a share issue which gave Ferembal an additional 17% interest in the common stock of Obalex for approximately $3,000,000. During 1994 Ferembal purchased an additional 13% of Obalex from other investors for $730,000. These transactions have been accounted for under the purchase method with the purchase price allocated to the fair value of the net assets acquired.

(c)  PCI

     During 1991, the Company and Merrywood, Inc. (Merrywood) each invested $30,000,000 for respective 50% interests in PCI. On November 21, 1991, PCI purchased all of the outstanding stock of CPC. The purchase price of approximately $153,450,000 included $135,450,000 as the purchase price for the stock acquired, $15,000,000 as consideration for a non-competition agreement, and $3,000,000 as fees for providing financing. Of the total consideration, $53,450,000 was paid in cash and $100,000,000 was represented by a secured promissory note of PCI, guaranteed by CPC. PCI's results are reflected in the Company's consolidated financial statements after consideration of purchase accounting adjustments recorded by PCI.

     In 1992, PCI issued $110,000,000 in senior secured notes, the proceeds of which were used to retire the secured promissory note of PCI (see Note 9(c)). In connection with the retirement of the promissory note, PCI incurred an extraordinary loss of $3,005,000 on the write-off of capitalized financing costs. The Company has reflected this item in its consolidated statement of earnings, net of the portion attributable to the minority interest in PCI.

     In addition to the foregoing amounts to purchase CPC, PCI had agreed to pay the seller an amount equal to 30% of the amount by which CPC's sales (adjusted to reflect resin prices in effect on August 31, 1991) for 1992 and 1993 exceeded $218,000,000 and $224,000,000, respectively. No additional payments were required.

     During 1992, the Company entered into an agreement with Merrywood pursuant to which Merrywood granted the Company a proxy, irrevocable until August 6, 1998, to vote an additional 1% of the PCI common stock. The agreement also provides an option which allows Merrywood either (i) to require the Company to purchase its 50% interest in PCI for $30,000,000, plus interest at 1% over the prime rate from November 21, 1991, or (ii) after July 1, 1994, to exchange its 50% interest in PCI for 887,500 shares of the Company's common stock (adjusted for any future stock split, stock combination or reclassification) representing approximately 28% of the total number of shares currently outstanding. In addition, pursuant to the agreement, the Company gave Merrywood three voting and one non-voting position on the Company's board of directors. If Merrywood has not elected to require the Company to purchase its interests in PCI for cash by August 7, 1998, then Merrywood's PCI shares are required to be exchanged for shares of the Company's Common Stock.

(d)  Ferembal

     During the two-year period ended December 31, 1993, the Company purchased approximately 1% of the outstanding shares of Ferembal for $333,000. As a result of this transaction, the Company's equity interest in Ferembal increased to 85%. This transaction has been accounted for under the purchase method, with the purchase price allocated to the fair value of the net assets acquired.

     As part of the 1989 purchase of Ferembal, a junior subordinated convertible bond was issued which, if converted at December 31, 1994, would reduce the Company's percentage ownership of Ferembal to 64% (see Note 9(d)).

     Pursuant to an Agreement entered into in 1989 between the Company, the minority shareholders and the convertible bondholder of Ferembal, the Company agreed to take Ferembal public in order to provide liquidity for these other investors. The agreement, as subsequently amended in 1994, provided that, if Ferembal were not taken public by December 31, 1995, the Company would purchase the shares of the minority shareholders at a price to be determined through an appraisal process. Pursuant to discussions with the minority shareholders and the convertible bondholder, they intend to sell a portion of their shares in a public offering of Ferembal in the fourth quarter of 1995. The Company does not presently intend to sell any of its equity in Ferembal in the public offering. It is expected that the convertible bondholder will convert its bond into equity immediately prior to such offering. This conversion would reduce the Companys ownership of Ferembal to 64%.

     During the year ended December 31, 1991, Ferembal created Ferembal Investissement S.A. (Investissement) for the purpose of holding a subsidiary, Ferembal Sud Ouest S.A. (Sud Ouest). Investissement was capitalized with 150,000 shares of 100 francs par value. Ferembal held 80,000 shares, and two banks, Credit du Nord and Societe Generale, held the remaining 70,000 shares. Ferembal has purchased such shares from the banks in 1994 for $1,817,000 which approximates fair market value.

(3)  INVESTMENTS

     At December 31, 1994 and 1993, all of the investments are held entirely by PCI.

     In 1994, PCI adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. This accounting change had no effect on the financial statements.

     Investments consist of held-to-maturity government agency securities stated at amortized cost, which approximates market value.

(4)  ACCOUNTS RECEIVABLE AND BUSINESS/CREDIT CONCENTRATIONS

     Most of the Company's customers are located in the United States and Europe. Sales to three customers in 1994, two customers in 1993 and two customers in 1992 accounted for 21%, 15% and 15% of the Company's sales, respectively; accounts receivable from two customers at December 31, 1994 and December 31, 1993 amounted to 22% and 19%, respectively, of the Company's total stockholders' equity.

     Included in other accounts receivable at December 31, 1994 are $4,190,000 ($3,024,000 at December 31, 1993) due from customers for equipment purchases; engineering fees billed of $3,755,000 ($2,250,000 at December 31, 1993); recoverable value added taxes of $2,477,000 ($686,000 at December 31, 1993) related to Ferembal and Dixie Union and a receivable for an insured loss of $3,036,000 related to Ferembal. A loan at December 31, 1993 of $34,986 to the Companys Chairman that carried a rate of interest of prime plus 1% was repaid in 1994.

(5)  INVENTORIES

     Inventories consist principally of packaging materials. The components of inventory at December 31 were as follows:

                                    1994      1993
                                   -------   -------
(in thousands)
     Raw materials and supplies    $43,275   $31,774
     Work in process                 7,096     5,834
     Finished goods                 35,985    31,720
                                   -------   -------
                                    86,356    69,328
     LIFO reserve                   (3,924)      175
                                   -------   -------
                                   $82,432   $69,503
                                   =======   =======

     Use of the FIFO method would have resulted in increased (reduced) cost of goods sold of $(4,099,000), $63,000 and $112,000 in 1994, 1993 and 1992,
     respectively.

(6)  PREPAID EXPENSES AND OTHER CURRENT ASSETS

     The components of prepaid expenses and other current assets at December 31, were as follows:

                                     1994      1993
                                    ------    ------
                                     (In thousands)
     Prepaid expenses               $2,559    $2,367
     Other                           2,141     2,544
                                    ------    ------
                                    $4,700    $4,911
                                    ======    ======

     Ferembal entered into an agreement with a local municipality in France for the sale, at cost, of land and buildings under construction at December 31, 1991. Ferembal then agreed to lease the land and buildings from the municipality under a 20-year operating lease. Ferembal may terminate the lease at any time in the first six-years, without penalty, and upon agreement thereafter. Rental payments to the municipality will be determined on the cost of the land and buildings, less any government subsidies received, plus interest, and will be payable over the 20-year term. At December 31, 1992, the construction of the buildings was complete and the cost of such land and buildings were considered to be assets held for sale and were presented as other current assets in the amount of $1,560,000. The sale of the land and buildings occurred on January 11, 1993 at cost, for which payment was made in 1994.

(7)  OTHER ASSETS

     The components of other assets at December 31 were as follows:

                                      1994    1993
                                      ----    ----
                                     (in thousands)
Intangibles:
  Non-compete agreements             15,000  $15,000
  Financing and acquisition costs     6,316    6,469
  Customer contracts                  7,630    7,630
  Patents                               708      679
  Technical licenses                    840      784
Deferred tax assets                   2,472    2,482
Non-current receivables,
  principally VAT                     1,351    1,832
Other                                   923      599
                                     ------  -------
                                     35,240   35,475
Less accumulated amortization of
  intangibles                        15,125   10,218
                                     ------  -------
                                     20,115  $25,257
                                     ======  =======

(8)  SHORT-TERM BORROWINGS

     At December 31, 1994 and 1993, approximately $21,855,000 and $6,378,000, respectively, were outstanding representing amounts drawn by (a) Ferembal ($16,858,000 at interest rates ranging from 6.0% to 10.4%), (b) Holding ($2,537,000 at an interest rate of 8.5%) and (c) Onena ($2,460,000 at interest rates ranging from 8.25% to 8.75%).

     At December 31, 1994, Ferembal had unutilized short-term unsecured borrowing agreements of approximately $20 million. At December 31, 1994, Holding had total lines of credit available under short-term unsecured borrowing agreements of approximately $10,600,000.

(9)  LONG-TERM DEBT, CAPITAL LEASES AND OTHER LONG-TERM LIABILITIES

     Long-term debt and capital leases at December 31, 1994 and 1993 are summarized as follows:


                                            1994        1993
                                            ----        ----

                                             (In thousands)
10.75% Convertible Subordinated
Debentures due 1994 (a).................  $      -    $  1,164

Revolving Credit Facility due in 1995,
with interest at 1% above the prime
rate (8.5% at December 31, 1994) (b)         1,350         850

10.75% Senior Secured Notes due 2001 (c)   104,700     110,000

Term loan payable by Ferembal between
1993 and 1997 at 10.25% (denominated
in francs: 10 million at December 31,
1994 and 14 million at December 31,
1993)...................................     1,873       2,369

Notes payable by Ferembal in
installments through 1997 at the Paris
Inter Bank Offering Rate (PIBOR)
(6.25% at December 31, 1994) plus .6%
to .75% (denominated in francs:  38
million at at December 31, 1994 and 65
million at December 31, 1993)...........     7,080      10,998

Term loans payable by Ferembal between
1993 and 2001 at weighted average
interest rates of 10% and a range of
8% to 15.5% (denominated in francs:  20
million at
December 31, 1994 and 27 million at
December 31, 1993.......................     3,761       4,535

Convertible Subordinated Bond due 2000
at PIBOR (denominated in francs:  10
million at December 31, 1994 and 1993)
(d).....................................     1,873       1,692

Term loans payable between 1993 and
2001 at rates of 11.6% to 15.1%
(denominated in Czech crowns: 37
million at December 31, 1994 and 41
million at December 31,1993)                   651       1,007

Obligations under capital leases (e)....    15,706      15,863

Notes payable by Dixie Union in 1995
and 1996 at 8.9% to 9.85% (denominated
in deutsch marks: 8 million at
December 31, 1994 and 10 million at
December 31, 1993)......................     5,162       5,759

Notes payable by Dixie Union in
semi-annual installments through 2003
at rates of 7.3% to 7.88% (denominated
in deutsch marks :  8,285,000 at
December 31, 1994 and
7,630,000 at December 31, 1993).........     5,346       4,394

Obligations pursuant to extension
agreement with regard to turnover tax
(f).....................................       877       4,558


Obligations relating to settlement of
social security assessments (g).........     3,142       3,312

Discounted secured note due 1997
(denominated in pesetas: 265 million
at December 31, 1994) (h)...............     2,017           -

Bank borrowings at an average effective
interest rate of 10.9% in 1994, and
10.7% in 1993 (246 million and 133
million pesetas at December 31, 1994
and 1993, respectively).................     1,866         932



Other...................................         -          36
                                          --------   ---------
                                           155,404     167,469
Less current installments...............   (13,043)    (13,487)
                                          --------   ---------
                                          $142,361   $ 153,982
                                          ========   =========

     (a) In May 1987, the Company issued $1,612,875 of 10.75% Convertible Subordinated Debentures due in 1994. Interest payments were payable every six months. Each $15.00 face amount of Debenture, with the payment of an additional $15.00 in cash, was convertible into four shares of Common Stock. The Debentures were callable at the option of the Company. All Debentures were converted in 1994 upon the issuance of 267,799 shares of Common Stock.

     (b) The Company's Revolving Credit Facility provides for borrowings of up to $4 million. A commitment fee of .75% is payable on the unused portion of the facility. There are provisions regarding the maintenance of minimum net worth and demand deposits averaging at least $400,000. The facility is secured by all of the Company's tangible and intangible assets. Subject to certain conditions precedent, the Revolving Credit Facility may be converted into a five-year term note when due in May 1995.

     (c) PCI is required to make four annual sinking fund payments of $22 million each, commencing April 1, 1997 and continuing through April 1, 2000. The first sinking fund payment will be reduced by any early repurchases made before the payment date ($5.3 million at December 31, 1994). The notes are redeemable, in whole or in part, at the option of PCI at prices decreasing from 105% of par at April 1, 1997 to par on April 1, 2000. In the event of a change of control of PCI as defined in the indenture, PCI is obligated to offer to purchase all outstanding Senior Secured Notes at a redemption price of 101% of the principal amount thereof, plus accrued interest. In addition, PCI is obligated in certain instances to offer to purchase Senior Secured Notes at a redemption price of 100% of the principal amount thereof, plus accrued interest with the net cash proceeds of certain sales or dispositions of PCI's assets. The indenture places certain restrictions on PCI concerning payment of dividends, additional liens, disposition of the proceeds from asset sales, sale-leaseback transactions and additional borrowings. At December 31, 1994, PCI was in compliance with these restrictions.

          The extraordinary loss of $108,000 in 1994, which is net of the portion attributable to minority interest, relates to the early extinguishment by PCI of a portion of the Senior Secured Notes.

     (d) In 1989, Ferembal issued a subordinated bond convertible into 100,000 shares of capital stock at the option of the holders at any time prior to October 28, 1999. If exercised, the Company's ownership interest in Ferembal will decrease from the present 85% interest to a 64% interest. If the conversion right is not exercised, the bond becomes due in two equal annual installments beginning in 1999 (see Note 2(d)).

     (e) The capital lease obligations represent lease payments due through 2005 which are capitalized.

     The following is a schedule of future minimum lease payments under the capitalized leases together with the present value of the net minimum lease payments as of December 31, 1994:


              Fiscal Year                    (in thousands)
              -----------                    --------------

                  1995                          $ 3,129
                  1996                            2,964
                  1997                            2,886
                  1998                            2,808
                  1999                            2,454
              Later Years                         8,755
                                                -------

Total minimum lease payments                    $22,996
Less amount representing interest                (7,290)
                                                -------

Present value of net minimum lease
payments, including current maturities,
with interest rates ranging from
8% to 10.5%                                     $15,706
                                                =======

     (f) In June 1988, Onena settled an outstanding dispute regarding the amount of turnover tax due to the Spanish provincial government. A mortgage on Onena's property, plant and equipment secures the obligation, which amounts to $887,000 (115 million pesetas) at December 31, 1994 and is repayable in installments through May 1998. Also included at December 31, 1993 is $3,736,000 (534 million pesetas) which was due to the Spanish provincial government by Ingosa (see Note 2(a)).

     (g) Represents $3,142,000 (414 million pesetas) at December 31, 1994 and $3,312,000 (473 million pesetas) at December 31, 1993 due to social security. Pursuant to an agreement, repayment by Onena is due by June 1997.

     (h) In March 1994 Onena was provided with a $2,163,000 (309 million pesetas) interest free loan secured by its original land and building (see Note 2(a)). The loan is due in March 1998 or upon the sale of the land and building, whichever occurs first. The loan was discounted at a 7% rate with the excess of $393,000 (56.8 million pesetas) over the discounted amount of $1,770,000 (252.8 million pesetas) being applied to reduce property, plant and equipment.

     Maturities of long-term debt are as follows:

                Fiscal Year                  (in thousands)
                -----------                  --------------


                 1995                           $ 11,335
                 1996                              9,008
                 1997                             23,120
                 1998                             24,530
                 1999                             25,011
                 Later Years                      46,694
                                                --------
                                                $139,698
                                                ========

     During 1992, PCI obtained a $15 million credit facility with Citibank, N.A. ("Citibank") under which PCI is able to borrow, on a revolving basis, up to an amount representing specified percentages of PCI's eligible accounts receivable and eligible inventory, not to exceed $15 million outstanding at any time. The facility will mature on its fifth anniversary. The revolving credit loans bear interest at the rate, selected at PCI's option, of 1.5% per annum over the fluctuating alternative base rate of Citibank or 2.75% per annum over the London Inter Bank offering rate of Citibank. Borrowings under the revolving credit facility are guaranteed by CPC and secured by accounts receivable and inventories and a secondary lien on the outstanding stock of CPC. PCI is required to pay Citibank an annual commitment fee of 1/2% of the average daily unused portion of the revolving credit facility. Commitment fees totaled $66,000 and $72,000 for the years ended December 31, 1994 and 1993, respectively.

     This revolving credit facility contains covenants covering, among other things, leverage, current ratio and minimum interest coverage and net worth, and restrictions on capital expenditures, additional indebtedness, sale-leaseback transactions, dividends and other corporate transactions of PCI and its subsidiaries. At December 31, 1994, PCI was in compliance with the covenants, or had obtained a waiver. PCI is required to have no outstanding borrowings under the revolving credit facility for at least 30 consecutive days during each 12-month period, other than borrowings used to finance permitted acquisitions, dividends and letters of credit.

     The agreement provides for the issuance of letters of credit by Citibank on PCI's behalf. At December 31, 1994, $1,889,000 of such letters of credit had been issued, guaranteeing obligations carried in the consolidated balance sheet. At December 31, 1994, no other funds had been drawn on the revolving credit facility.

     Other long-term liabilities at December 31, 1994 primarily include pension and profit sharing amounts related to PCI and Ferembal of $14,304,000 ($17,447,000 at December 31, 1993), insurance reserves at PCI of $8,805,000 ($7,688,000 at December 31, 1993), and accrued post-retirement benefits at PCI of $5,904,000 ($6,008,000 at December 31, 1993).

(10)  Income Taxes

     As discussed in note 1(d), The Company adopted SFAS No. 109 as of January 1, 1992. The cumulative effect of this change in accounting for income taxes of $460,000, exclusive of the portion allocated to minority interest ($85,000), was determined as of January 1, 1992 and is reported separately in the consolidated statement of earnings for the year ended December 31, 1992. As a result of applying SFAS No. 109 in 1992, pre-tax income before minority interest, extraordinary item and cumulative effect of accounting change for the year ended December 31, 1992 increased by $884,000.

     The components of the provision for income taxes for the years ended December 31, 1994, 1993 and 1992 are as follows:


                                1994      1993      1992
                              --------  --------  --------
                                     (in thousands)
Current  - Federal            $   148   $  (145)  $  (108)
         - Foreign                812     4,209     5,452
         - State                   12       145        58
Deferred - Federal             (1,559)   (1,004)     (408)
         - Foreign              2,553       (60)   (1,340)
         - State                 (205)     (490)     (537)
                              -------   -------   -------
Provision for income taxes    $ 1,761   $ 2,655   $ 3,117
                              =======   =======   =======

     The Company's total income tax provision differs from the provision that would result from applying the U.S. Federal statutory income tax rate to income before provision for income taxes, minority interest, extraordinary item and cumulative effect of accounting change due to the following:


                                               1994             1993              1992
                                                           ---------------  ----------------
                                          (in thousands, except for percentage amounts)
                                          Amount       %     Amount     %      Amount     %

Provision at U.S. Federal  Statutory
 rate                                     $2,265    34.0%  $  592    34.0%   $1,215    34.0%

Losses not providing tax  benefits
                                            (847)  (12.7)       -       -         -       -


Change in the beginning of  year
 valuation allowance                         696    10.4    1,671    96.0     2,409    67.4
State income taxes, net of
 Federal income tax benefit                 (127)   (1.9)    (228)  (13.1)     (316)   (8.8)
Differential in foreign tax  rates
                                            (440)   (6.6)     394    22.7      (498)  (13.9)
Other                                        214     3.2      226    13.0       307     8.5
                                          ------   -----   ------   -----    ------   -----
Provision for income taxes                $1,761    26.4%  $2,655   152.6%   $3,117    87.2%
                                          ======   =====   ======   =====    ======   =====

     The significant components of deferred income tax benefit attributable to income from continuing operations for the years ended December 31, 1994, 1993 and 1992 are as follows:


                                            1994      1993       1992
                                          --------  ---------  --------
                                                 (in thousands)
Deferred tax expense (exclusive of the
 effects of other components listed
 below)                                   $   520   $    428   $  (130)
Benefit of operating loss carry forwards   (1,313)   (10,587)   (8,535)
Book over tax bases of principally
 fixed assets                                 886      2,497     3,971
Increase in beginning-of-the-year
 balance of the valuation allowance for
 deferred tax assets                          696      6,108     2,409
                                          -------   --------   -------

                                          $   789   $ (1,554)  $(2,285)
                                          =======   ========   =======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1993 are presented below:


                                                          1994       1993
                                                          ----       ----
Deferred tax assets:                                       (in thousands)

Net operating loss carry forwards                       $ 21,532   $ 20,219
Alternative minimum tax credit carry forwards                145          -
Vacation pay, due to accrual for financial reporting
  purposes                                                 1,660      1,245
Plant rationalization reserves                               720        733
Self-insurance reserves                                    3,696      3,271
Pension and post-retirement benefit reserves               5,594      5,995
Deferred income                                            1,537      1,623
Tax over book base of molds                                    -        131
Stock options, due to accrual for financial reporting
  purposes                                                   301        227
Other                                                      3,477      2,137
                                                        --------   --------
Total gross deferred tax assets                           38,662     35,581
Less valuation allowance                                 (11,424)   (10,728)
                                                        --------   --------
Net deferred tax assets                                   27,238     24,853
                                                        --------   --------

Deferred tax liabilities:

Taxable gain on merger                                     3,016      3,222
Book over tax bases of principally fixed assets           21,602     20,716
Acquisition costs, book over tax bases                       453        947
Other                                                      1,300          -
                                                        --------   --------
Total gross deferred tax liabilities                    $ 26,371   $ 24,885
                                                        ========   ========

Net Asset (liability)                                        867        (32)
                                                        ========   ========

     The valuation allowance for deferred tax assets as of January 1, 1993 was $4,620,000. The net change in the total valuation allowance for the years ended December 31, 1994 and 1993 was an increase of $696,000 and $6,108,000, respectively.

     Due to different tax jurisdictions of the Company's subsidiaries, net deferred tax assets (liabilities) of $867,000, ($32,000) and ($1,728,000) at December 31, 1994, 1993 and 1992, respectively, shown above are reflected in the consolidated balance sheets as:

                                                          1994       1993
                                                          ----       ----
Deferred tax assets:                                       (in thousands)


Current deferred tax assets (included in
  prepaid expenses and other current                    $2,141     $  203
   assets)
Non-current deferred tax assets
 (included in other assets)                              2,473      2,482
                                                        ------     ------
                                                         4,614      2,685
Non-current deferred tax liabilities                     3,747      2,717
                                                        ------     ------
Net deferred tax asset (liabilities)                    $  867     $(  32)
                                                        ======     ======

     At December 31, 1994, PCI has operating loss carry forwards for Federal income tax purposes of approximately $47 million which are available to offset future Federal taxable income between 2006 and 2009.

(11) Common Stock - Stock Options and Grants


     The 1988 Restricted Stock Option Plan, as amended, (the Restricted Plan) provides for the issuance of up to 500,000 shares of Common Stock upon the exercise of options at an exercise price determined by the Personnel Committee of the Board of Directors (the Committee), but not less than $1.00 per share. The Committee may determine the exercise period of the option up to a maximum of twenty years from the date of the grant and may determine a restricted period during which any portion of the option may not be exercised. During 1994, employees were granted options to purchase up to 9,500 shares of common stock at prices of $21.00 to $22.50 per share, which prices represented fair value at the date of grant. The options vest over a five year period and expire ten years from their grant and had not been exercised as of December 31, 1994. As of December 31, 1994, the Chairman and the Executive Vice President had received (i) restricted options (granted in March 1992) to purchase 30,000 and 20,000 shares, respectively, vesting over a five-year period, at $26.75 per share, such price being the fair market value at date of grant; (ii) unrestricted options to purchase 140,000 and 60,000 shares, respectively, under the Restricted Plan at $8.625 to $17.00 per share, such prices being the fair market value of a share of the Company's Common Stock at the date of the grant; and (iii) restricted options (granted in April 1991) to purchase 10,000 and 6,000 shares, respectively, at an exercise price of $1.00 per share which vest at a rate of 20% per year subject to their continued employment. Concerning the 16,000 restricted options granted in April 1991, compensation to be recognized over the five-year vesting period will aggregate $520,000, of which $104,000 was charged to expense in each of 1994, 1993 and 1992. As of December 31, 1994, 23,200 shares were available for future grants under the Restricted Plan.

     Pursuant to the 1988 Director Stock Option Plan (the Retainer
     Plan), directors may elect to receive a stock option in lieu of cash as an annual retainer. Each electing director will receive an option equal to the nearest number of whole shares determined by dividing the annual retainer by the fair market value of the stock less one dollar. The option price is one dollar per share and an option may not be exercised prior to the first anniversary of the date it was granted nor more than ten years after such date. During 1994, 1993 and 1992 nine electing directors each received an option to purchase 303, 316 and 241 shares of Common Stock, respectively, under the Retainer Plan. In 1994, 1993 and 1992, a total of $58,500, $58,500 and $41,250, respectively, was charged to compensation expense with respect to the Retainer Plan.


     The 1990 Stock Option Plan for Non-Employee Directors (the Director Plan) provides for the issuance of up to 200,000 shares of Common Stock to directors who are not employees of the Company or its subsidiaries. The Director Plan is administered by a Board Committee. The Director Plan provides for the grant to each non-employee director, at the commencement of his initial term, of an option to purchase up to 10,000 shares of Common Stock at a price equal to the fair market value of a share of Common Stock on the date of the grant. The options become exercisable as to one-tenth of the shares subject to option on the date of the grant and on the nine successive anniversaries of such date. The term of the options is 10 years provided that any option holder who ceases to be a member of the Board of Directors forfeits any part of the option grant which has not become exercisable as of such date. During 1990, each member of the Board of Directors who was not an employee (10 individuals) received an option to purchase 10,000 shares of Common Stock at prices ranging from $17.00 to $17.50 per share, being the fair market value of a share of Common Stock on the date of the grant. No options have been exercised pursuant to the Director Plan. There are currently 105,000 shares available for grant under the Director Plan.

     Pursuant to the 1992 Restricted Stock Plan for Non-Employee
     Directors (the "Stock Plan"), each non-employee director of the Company receives an award of 300 shares of Company Common Stock during each year of service beginning in 1992. Such shares are restricted from transfer while such recipient remains a member of the Board of Directors and the shares are subject to forfeiture under certain circumstances including resignation or failure to stand for reelection prior to age 70. The Company issued 4,200 shares under the Stock Plan in 1994, and 8,400 shares under the Stock Plan in 1993 for the 1992 and 1993 plan years; the Company has expensed $90,300 in 1994, $103,425 in 1993 and $79,500 in 1992
     for shares which were issued.

     A number of options have been granted which were not pursuant to any plan. At December 31, 1994 a total of 95,000 shares were subject to such options at exercise prices ranging from $2.94 to $25.75 per share, which represented the fair market vaue of a share of the Companys stock on the date each of such options were granted. These options expire between 1995 and 2002. None of these options were exercised during the three year period ending December 31, 1994.

(12) Pension and Profit Sharing Plan

     PCI provides a defined benefit pension plan for substantially all salaried employees (which was amended in 1993) and a noncontributory defined benefit pension plan for substantially all hourly workers who have attained 21 years of age.

     The following table sets forth the plans' funded status at December 31, 1994 and 1993 based primarily on January 1, 1994 participant data and plan assets:



                                                 1994           1993
                                                 ----           ----
                                                 (in thousands)
Actuarial present value of benefit
obligation, including vested benefits
of $25,464,000 and $14,700,000 in 1994,
and $28,369,000 and $16,884,000 in
1993 for the salaried and hourly
plans, respectively                           $(43,512)       $(50,142)
                                              =========       =========

Projected benefit obligation (PBO)             (44,557)        (50,893)
Plan assets, at fair value                      38,083          41,181
Unrecognized net (gain) loss                       499           2,252
Adjustment to recognize minimum liability         (171)         (1,533)
Prior service cost not yet recognized
  in net periodic pension cost                     (78)             31
                                              --------        --------
   Accrued pension liability
   (included in other Liabilities)            $ (6,224)       $ (8,962)
                                              ========        =========


     Net pension costs under the above mentioned PCI plans included the following components for the years ended December 31, 1994, 1993 and 1992:

                                                1994      1993      1992
                                                ----      ----      ----
                                               (in thousands)
Service Cost                                  $ 1,161   $   818   $   817
Interest Cost                                   3,715     3,713     3,515
Loss (return) on plan assets                    1,916    (4,198)   (2,730)
Net amortization and deferral                  (5,613)      781      (593)
Change in acturial assumptions                    --      2,725       --
                                              -------   -------   -------
  Net periodic pension costs                    1,179     3,839     1,009
Effect of window plan                             --        --        581
                                              -------   -------   -------
  Total                                       $ 1,179   $ 3,839   $ 1,590
                                              =======   =======   =======



     During 1992, negotiated benefit increases were made for certain hourly plan participants and early retirement (window plan) was accepted by certain salaried plan participants. The effects of these changes were to increase the hourly plan's PBO by $576,000 and increase the salaried plan's PBO and total periodic pension expense by $814,000 and $581,000, respectively.

     Assumptions used in the accounting were:

                                          1994   1993   1992
                                          -----  -----  -----
Discount rates                             9.0%   7.5%   8.5%
Rates of increase in compensation levels   5.0%   5.0%   6.5%
Expected long-term rate or return on       9.5%   9.5%   9.5%
 assets


     Ferembal provides retirement benefits pursuant to an industry-wide labor agreement. The plan is not funded. Amounts charged to expense amounted to $179,000, $250,000 and $94,000 in 1994, 1993 and 1992, respectively. Other non-current liabilities at December 31, 1994 include $1,762,000, ($1,425,000 at December 31, 1993) for this plan. Ferembal also provides an employee profit-sharing plan, the annual contributions to which are determined by a prescribed formula. Amounts charged to expense amounted to $673,000, $954,000 and $1,287,000 in 1994, 1993 and 1992, respectively.
     Amounts are paid to employees after five years with accrued interest. Other non-current liabilities at December 31, 1994 include $5,127,000 ($5,951,000 at December 31, 1993) for the plan.

     Holding provides selected managers of a subsidiary company with pension and disability benefits. Amounts charged to expense amounted to $175,000, $161,000 and $154,000 in 1994, 1993 and 1992 respectively.

(13) Post-Retirement Benefits Other Than Pensions and Post-Employment Benefits

     PCI provides certain health care and life insurance benefits for retired PCI employees. Certain of PCI's hourly and salaried employees become eligible for these benefits when they become eligible for an immediate pension under a formal company pension plan. In 1993, the plan was amended to eliminate health care benefits for employees hired after January 1, 1993. Expenses for benefits provided to retired employees were $447,000, $710,000 and $490,000 for the years ended December 31, 1994, 1993 and 1992.

     In 1992, PCI adopted SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions". There was no cumulative effect of the change in accounting for post-retirement benefits, as the accumulated post-retirement benefit obligation (APBO) existing at January 1, 1992 equaled the amount recorded in the prior year as part of the purchase accounting adjustments. PCI continues to fund benefit costs on a pay-as-you-go basis. Summary information on PCI's plan at December 31, 1994, 1993 and 1992 is as follows:


Accumulated post-retirement benefit        1994            1993
 obligation:                              ------         -------
                                              (in thousands)
Retirees                                  $3,146          $3,565
Fully eligible, active plan participants   1,097           1,121
Other fully active plan participants       1,197           1,262
                                          ------          ------
                                           5,440          $5,948

Unrecognized net loss from experience
 and changes in assumptions                  (99)           (672)

Prior service cost in net periodic
 post-retirement benefit cost                563             732
                                          ------          ------
Accrued post-retirement benefit
 obligation (included in other
 liabilities)                              5,904          $6,008
                                          ======          ======

The components of net periodic post-retirement benefit cost at December 31, 1994, 1993 and 1992 is as follows:

                                           1994    1993    1992
                                          -----   -----   -----
                                              (in thousands)
Service cost                              $  73   $  55   $  33
Interest cost                               431     588     457
Net amortization and deferral               (57)     67      --
                                          -----   -----   -----
Net periodic post-retirement benefit
 cost                                     $ 447   $ 710   $ 490
                                          =====   =====   =====

     As of December 31, 1994, the discount rate used in determining the APBO was 9.0%. The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 10.4% for 1994, declining gradually with each succeeding year on an ultimate rate of 6.0% beginning in calendar year 2001.

     As of December 31, 1993, the discount rate used in determining the APBO was 7.5%. The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 10.95% for 1993, declining gradually with each succeeding year on an ultimate rate of 5.0% beginning in calendar year 2002.

     The effect of a one percentage-point increase in the assumed health care cost trend rates in each year would increase the accumulated post-retirement benefit obligation as of December 31, 1994 by $778,000 and increase the service and interest cost components of net periodic post-retirement benefit cost for the year then ended by $68,000.

     PCI provides certain post-employment benefits to former and inactive employees, their beneficiaries and covered dependents. These benefits include disability related benefits, continuation of health care benefits and life insurance coverage.

     In 1994, PCI adopted the provisions of SFAS No. 112, Employers Accounting for Postemployment Benefits, which requires employers to recognize the obligation to provide postemployment benefits and an allocation of the cost of those benefits to the periods the employees render service. The cumulative effect of this change in accounting principle of $262,000, which is net of the portion attributable to minority interest, was determined as of January 1, 1994 and is reported separately in the consolidated statement of earnings for the year ended December 31, 1994. Additional costs charged to operations for postemployment benefits in 1994 were $29,000.

(14)  Executive Compensation

     The Company entered into employment agreements with its Chairman and former Vice-Chairman.

     The contract with the former Vice-Chairman, who died in January 1989, provided for compensation of $135,000 per annum. Also, the contract provided that in the event of his death prior to its expiration on December 31, 1998, his spouse would receive one-half of the amounts which would otherwise have been paid to him until her death or until December 31, 1998, whichever occurs first. The Company has included the present value of this obligation in accrued liabilities.

     At December 31, 1994, the contract with the Chairman, as amended, provides for base compensation of $400,000 per annum. The contract also provides that, in the event of his death before its expiration on December 31, 1999, his spouse will receive one-half of the amount paid to him annually as base compensation until her death, or until ten years after the date of his death, whichever occurs first.

(15)    Net Interest Expense

        The details of net interest expense were as follows:


                           1994        1993        1992
                         ---------  ----------  ----------
                                  (in thousands)
Interest income          $    941    $    917    $    939
Interest expense          (19,625)    (23,859)    (26,962)
                         --------    --------    --------
Interest expense, net    $(18,684)   $(22,942)   $(26,023)
                         ========    ========    ========

(16) Foreign and Domestic Operations

     The Company performs services principally in the packaging industry. Manufacturing operations are performed domestically through PCI, whereas manufacturing operations are performed overseas in Europe through Ferembal, Holding and Onena. Information about the Company's foreign and domestic operations follows.

                                            1994       1993       1992
                                          ---------  ---------  ---------
                                                  (in thousands)
Sales to unaffiliated customers:
   Foreign                                $289,566   $260,206   $296,910
   Domestic                                247,614    221,636    214,331
                                          --------   --------   --------
   Total                                  $537,180   $481,842   $511,241
                                          ========   ========   ========
Income (loss) before provision  for
 income taxes, minority  interest,
 extraordinary item  and cumulative
 effect of  accounting change:
   Foreign                                $ 11,191   $ 11,045   $ 13,558
   Domestic                                 (4,528)    (9,305)   ( 9,984)
                                          --------   --------   --------
   Total                                     6,663   $  1,740   $  3,574
                                          ========   ========   ========
Identifiable assets:
   Foreign                                $207,946   $173,390   $177,913
   Domestic                                215,639    212,517    222,097
                                          --------   --------   --------
   Total                                  $423,585   $385,907   $400,010
                                          ========   ========   ========

(17) Fair Value of Financial Instruments

     The carrying amounts of cash and cash equivalents, investments, accounts receivable, other current assets, accounts payable and short-term borrowings approximate fair value because of the short maturity of these instruments. The fair value of the Company's long-term debt is estimated, based on the quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities, and approximates the carrying amount as of December 31, 1994.

(18) Commitments and Contingencies

     The Company and its subsidiaries occupy offices and use equipment under various lease arrangements. The rent expense under non- cancelable long-term operating leases for the years ended December 31, 1994, 1993 and 1992 was approximately $5,418,00, $7,082,000 and $4,968,000, respectively.
     Total commitments under such arrangements are payable in annual installments of $5,080,000 in 1995, $4,981,000 in 1996, $3,870,000 in 1997,
     $2,596,000 in 1998, $1,628,000 in 1999 and $5,439,000 thereafter.

     The Company also rents certain equipment and facilities on a month-to- month basis or through short-term leases. The rent expense under such arrangements amounted to approximately $841,000 in 1994, $1,317,000 in 1993 and $969,000 in 1992.

     The Company's subsidiaries are defendants in several actions which arose in the normal course of business and, in the opinion of management, the eventual outcome of these actions will not have a material adverse effect on the Company's financial position.

(19) Quarterly Financial Data (Unaudited)

     Summarized quarterly financial data for 1994 and 1993 (in thousands, except per share amounts) is as follows:

                                             1st       2nd       3rd        4th
1994                                       Quarter   Quarter   Quarter    Quarter
- - ----                                      ---------  --------  --------  ---------
Total Revenue                             $115,850   $135,127  $154,492  $131,711
Gross Profit                                20,335     24,838    28,003    20,981
Income (loss) Before
  Extraordinary Item
   and Accounting Change                      (189)     1,713     3,102       189
Net Income (Loss)                             (452)     1,640     3,102       155
Earnings (Loss) Per Share Before
  Extraordinary Item and Accounting
   Change                                     (.06)       .53       .94       .06

Net Earnings (Loss) Per
  Common Share                            $   (.15)  $    .51  $    .94       .05

                                            1st        2nd       3rd       4th
1993                                      Quarter    Quarter   Quarter   Quarter
- - ----                                      --------   --------  --------  --------
Total Revenue                             $110,239   $127,933  $134,325  $109,345
Gross Profit                                20,119     24,074    26,150    16,821
Net Income (Loss)                             (824)       958     1,258      (404)
Net Earnings (Loss) Per
  Common Share                            $   (.27)  $    .32  $    .42  $   (.13)

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



THE BOARD OF DIRECTORS AND STOCKHOLDERS
CONTINENTAL CAN COMPANY, INC.


We have audited the consolidated balance sheets of Continental Can Company, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Continental Can Company, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in notes 1(i) and 13 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112, Employers Accounting for Post-Employment Benefits, on a prospective basis in 1994. Also, as discussed in notes 1 (h) and 13 and notes 1 (d) and 10 to the consolidated financial statements, the Company adopted the provisions of Statements of Financial Accounting Standards Nos. 106, "Employer's Accounting for Post-Retirement Benefits Other Than Pensions" and 109, "Accounting for Income Taxes", respectively, on a prospective basis in 1992.


                                    /s/  KPMG Peat Marwick LLP
                                       -----------------------

Jericho, New York
March 1, 1995

GENERAL INFORMATION
ANNUAL MEETING

May 17, 1995 at 10:00 a.m. at The Union League Club, 38 East 37th Street, New York, New York.



AVAILABILITY OF FORM 10-K

Stockholders may receive, without charge, a copy of the Company's 1994 Annual Report filed with the Securities and Exchange Commission on Form 10-K, including the financial statements and schedules thereto, by directing their written inquiries to Abdo Yazgi, Secretary, Continental Can Company, Inc., One Aerial Way, Syosset, New York 11791.



CONTINENTAL CAN COMPANY, INC.
COMMON STOCK PRICES AND RELATED MATTERS

The common stock of Continental Can Company, Inc. is traded on the New York Stock Exchange. The following table indicates the quarterly high and low sales prices for Continental Can Company, Inc. (CAN) common stock for the last two years.


               1994             1993
Quarter     High    Low     High    Low
- - -----------------------------------------
First      25-1/2  20-1/4  27-5/8  20-7/8
Second     24-1/8  21-1/2  27-1/2  20-1/8
Third      22      20-1/4  24-1/2  18-1/4
Fourth     24-5/8  19      22-1/8  18-3/4


No dividends were paid to the holders of common stock for the years 1994, 1993 and 1992. The Company has no present intention to pay dividends on its common stock. There were 425 stockholders of record as of March 20, 1995.

DIRECTORS                PRINCIPAL OCCUPATION


Donald J. Bainton        Chairman of the Board and
                            Chief Executive Officer
                            of the Company
Kenneth Bainton          Partner with the firm of Alexander Kouzmanoff,
                            Architects, in New York City
Robert L. Bainton        Vice Chairman of the Board
Nils E. Benson           Former President of Penn Elastic Co.
                            (Retired 1989)
Rainer N. Greeven        Partner, Greeven & Ercklentz (Attorneys)
Ronald H. Hoenig         President of Hoenig & Company, Inc.
Charles H. Marquardt     Former Chief Operating Officer of
                            Plastic Containers, Inc. (Retired 1993)
V. Henry O'Neill         Private investor in real estate
John J. Serrell          Business Consultant
Robert A. Utting         President of R.A. Utting & Associates, Inc.
Abdo Yazgi               Executive Vice President, Chief Administrative
                         Officer, and Secretary of the Company
Cayo Zapata              Director of Tapas Tapones, a division of
                         Taenza, S.A. DE C.V.
Jose Luis Zapata         Director of Corporate Finance of Taenza, S.A.
                         DE C.V.

Donald F. Othmer         Director Emeritus
Charles DiGiovanna       Director Nominee

OFFICERS                 PRINCIPAL OCCUPATION


Donald J. Bainton        Chairman of the Board
                            & Chief Executive Officer
Abdo Yazgi               Executive Vice President,
                         Chief Administrative Officer,
                         and Secretary
John Andreas             Vice President - Manufacturing
Marcial B. L'Hommedieu   Treasurer
Linda Driscoll           Assistant Secretary

CONTINENTAL CAN COMPANY, INC.
General Offices:  Syosset, New York

SUBSIDIARIES AND OFFICERS:

  PLASTIC CONTAINERS, INC,
  Syosset, New York
  CONTINENTAL PLASTIC CONTAINERS, INC.
  Norwalk, Connecticut
     Charles DiGiovanna, Chief Executive Officer and President
     Jay Hereford, Chief Financial Officer
     Frank Kalisik, Senior Vice President - Research & Development John E. Farrell, Vice President - Marketing
  CONTINENTAL CARIBBEAN CONTAINERS, INC.
  Caugus, Puerto Rico
  FEREMBAL S.A.
  Clichy, France
     Rene Faber, Managing Director
     Christian Bonnet, Financial Director
     Pierre Lichtenberger, Commercial Director
     Jean-Marie Desautard, Operations & Personnel Director
     Pascal Vienot, Development Director
  OBALEX, A.S.
  Znojmo, Czech Republic
     Jiri Nekvasil, Chairman
     Lubomir Kadlec, Managing Director
  DIXIE UNION VERPACKUNGEN GMBH
  Kempten, Federal Republic of Germany
     Hans H. Schwaebe, Executive Director
     Peter Epp, Chief Financial Officer
  ONENA BOLSAS DE PAPEL S.A.
  Pamplona, Spain
     Carlos Paredes, Executive Director
  LOCKWOOD, KESSLER & BARTLETT, INC.
  Syosset, New York
     John P. Lekstutis, President
     Sylvester A. Celebrini, Vice President
     Ralph A. Cuomo, Vice President
     George Gross, Vice President
     Steven Hanuszek, Vice President
     Andre Haddad, Vice President
     Martin Solomon, Vice President

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
New York, New York
AUDITORS
KPMG Peat Marwick LLP
Jericho, New York
GENERAL COUNSEL
Carter, Ledyard & Milburn
New York, New York