Form 10-K405, Exhibit 13
period 1995-12-31
CONTINENTAL CAN CO INC /DE/
filed 1996-04-01
CIK 103392

                                                                    EXHIBIT 13.1


                         CONTINENTAL CAN COMPANY, INC.
                              1995 ANNUAL REPORT
                               CORPORATE PROFILE

     Continental Can Company, Inc., through its subsidiaries, manufactures extrusion blow-molded plastic containers, metal cans, plastic films and equipment for the packaging industry, and prints and laminates flexible packaging for the food and snack food industries. The Company also owns Lockwood, Kessler & Bartlett, Inc., an engineering firm located in the United States.

                               TABLE OF CONTENTS
                                                            Page
                                                            ----

       REPORT TO STOCKHOLDERS.............................     2
       DESCRIPTION OF BUSINESS............................     4
       SELECTED FINANCIAL DATA............................     6
       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS..     7
       CONSOLIDATED FINANCIAL STATEMENTS..................    10
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.........    15
       INDEPENDENT AUDITOR'S REPORT.......................    26
       DIRECTORS AND OFFICERS.............................    27
       CORPORATE INFORMATION..............................    28

                             REPORT TO STOCKHOLDERS
                             ----------------------
     Dear Fellow Stockholders,

     Though 1995 was a very challenging year for the packaging industry, our Company achieved a number of important objectives which will position us positively for the future. Sales increased 14% to $614.4 million in 1995 compared to $537.2 million in 1994. Cash flow from operations increased by 35% to $25 million and our Company's book value improved to $23.87 per share at December 31, 1995 compared to $22.43 on December 31, 1994. Due to pricing pressure in Europe and operating difficulties in the U.S., income before extraordinary items was $.20 per share. However, we also restructured our manning in Europe in response to tighter margins which resulted in an $.83 per share charge. Without this charge earnings before extraordinary items would have been $1.03 per share for the year. This restructuring will place us in a good competitive position in future years when the personnel reductions are completed.
     Our U.S. plastic container subsidiary, Continental Plastic Containers, Inc.
     (CPC) increased volumes in a flat marketplace. Their vendor management agreement with the Mobil Oil Corporation was successfully implemented in 1995. CPC also entered into new multi-year contracts with Procter and Gamble for redesigned containers for health and beauty aid products and for concentrated dishwashing liquids. At CPC, the increase in sales and redesigned containers required a substantial amount of capital expenditures for new and modified line installations. In addition, the overlapping of installation schedules resulted in added installation cost. Also, in order to meet the higher customer demand, a significant amount of overtime, freight and production on newly installed lines caused additional excess expense. By the end of the fourth quarter, the majority of these problems had been satisfactorily resolved.
     At Ferembal, our French can manufacturing subsidiary, operating margins declined in the face of lower selling prices for its products coupled with increased raw material prices. In 1995, we began an aggressive program to control raw material prices by expanding the number and location of our sources of supply. This program is continuing on an expanded basis in 1996. We also have taken a restructuring charge amounting to $5 million with regard to termination benefits for personnel in France. This charge, as stated previously, reduced our earnings in 1995 by $.83 per share and is part of our continuing program to reduce our costs in this market. While we cannot dictate prices for our products, we are committed to reducing our costs to the lowest level possible, consistent with maintaining product quality and customer service.
     The European flexible packaging business in which Dixie Union and Onena operate had significant resin price increases in 1995. While operating margins in flexible packaging were negatively impacted by these factors, our machine and shrink bag businesses at Dixie Union continued to have strong volumes and margins. In the shrink bag area, we are adding capacity and expect continued growth in sales and profitability in the future.
     With the difficult economic conditions in our markets continuing in early 1996, we expect sales and profitability to be lower in the first half with a rebound in sales and profitability later in the year. Due to our cost reduction programs we are optimistic about our future growth and business prospects. We also will continue to strengthen our businesses with the capital necessary to enhance their productivity, respond to the competitive environment and to grow market share. We will address the opportunities each of our businesses face in order to insure their success and long-term health, and will continue to look for attractive acquisitions and joint ventures to ensure long-term value for our shareholders.

                                         Donald J. Bainton
                                         Chairman & Chief Executive Officer
                                         March 8, 1996
     DESCRIPTION OF BUSINESS

          Continental Can Company, Inc. is a holding company primarily engaged in the packaging business through a number of consolidated operating subsidiaries. The Company's packaging business consists of its 50%-owned domestic subsidiary, Plastic Containers, Inc. (PCI), which owns Continental Plastic Containers, Inc. and Continental Caribbean Containers, Inc. (collectively, CPC), a leading manufacturer of extrusion blow-molded containers in the United States. Its wholly-owned German operating subsidiary is Dixie Union GmbH & Company KG (Dixie Union) and its majority-owned European operating subsidiaries are Ferembal S.A. (Ferembal), Obalex A.S. (Obalex) and Onena Bolsas de Papel, S.A. (Onena). Ferembal is a manufacturer of rigid packaging, primarily food cans, of which it is the second largest supplier in France. Obalex also manufactures rigid packaging, primarily food cans, in the Czech Republic. Dixie Union manufactures plastic films and packaging machines, primarily for the food and pharmaceutical industries. Onena manufactures film, and laminates and prints plastic, paper and foil packaging materials for the food and snack food industries primarily in Spain. The Company also owns Lockwood, Kessler & Bartlett, Inc. (LKB) which provides services principally in the northeastern United States in the fields of survey, civil, environmental and structural engineering, mechanical and electrical engineering, and construction administration and inspection.

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

          Besides food cans for such products as vegetables, mushrooms, fruits, prepared meals and pet foods, Ferembal also manufactures cans for industrial products such as paint, chemical products and motor oil. Ferembal's products include both two and three-piece cans for food, easy-open ends, "hi-white" enamel cans and a large number of can products for industrial end uses, all in a number of different diameters. Ferembal's production for the food and pet food markets accounts for approximately 85% of its sales with remaining sales coming from cans produced for industrial products. Ferembal's customers include many leading French and European vegetable and prepared food processors, pet food processors, and paint and other industrial can users.

          OBALEX - The Company's subsidiary, Ferembal, owns 86% of the
          ------
     outstanding stock of Obalex. Obalex, located in the Czech Republic, manufacturers both two and three-piece cans for food which account for approximately 80% of its sales and a number of can products for industrial end users.

          DIXIE UNION -  The Company owns all of the outstanding stock of Dixie
          -----------
     Union. Dixie Union is headquartered in Kempten, Germany and has subsidiary companies in France and the United Kingdom which function as a sales, distribution and customer service network. Dixie Union manufactures three main product lines for the packaging industry: multi-layer shrink bags, composite plastic films and packaging machines and slicers. Dixie Union is one of a few companies in Europe which manufacture both packaging films and packaging equipment.

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

          ONENA -  The Company owns a 57% interest in Onena, located in
          -----
     Pamplona, Spain. Onena manufactures plastic film and laminates and prints a variety of paper, foil and plastic film products. Its major customers are primarily in the food and snack food industries in Spain. During 1994, the Company merged Onena with another majority owned flexible packaging subsidiary, Industrias Gomariz S.A. (Ingosa) which it acquired in 1993 and which was also located in Pamplona. All of the combined company's operations (also named Onena) have been moved to Ingosa's manufacturing facility, which was expanded in 1994.

                           SELECTED FINANCIAL DATA(1)


                                 1995      1994      1993      1992      1991
                               --------  --------  --------  --------  --------
Net sales (2)                  $614,387  $537,180  $481,842  $511,241  $310,654
                               ========  ========  ========  ========  ========

Net income (2) (3)             $    555  $  4,445  $    988  $  2,063  $  7,394
                               ========  ========  ========  ========  ========

Earnings per
   common share (3)
   Primary                     $    .17  $   1.39  $    .33  $    .67  $   2.92
                               ========  ========  ========  ========  ========
   Fully diluted               $    .17  $   1.34  $    .32  $    .64  $   2.59
                               ========  ========  ========  ========  ========

Weighted average
   shares outstanding (4)         3,339     3,220     3,023     3,078     2,533
                               ========  ========  ========  ========  ========

Total assets                   $445,411  $423,585  $385,907  $400,010  $410,543
                               ========  ========  ========  ========  ========

Long-term debt and capitalized
   lease obligations           $143,138  $142,361  $153,982  $165,701  $159,567
                               ========  ========  ========  ========  ========
Total stockholders'
   equity (4)                  $ 76,298  $ 70,696  $ 60,855  $ 62,935  $ 61,393
                               ========  ========  ========  ========  ========

EBITDA (5)                     $ 54,361  $ 59,365  $ 59,368  $ 64,521  $ 38,393
                               ========  ========  ========  ========  ========

     (1)  In thousands, except per share amounts.
     (2) In 1993, includes sales of $10,682 and net income of $238 related to the purchase of Obalex. In 1991, includes sales of $17,030 and a net loss of $1,045 related to the purchase of PCI.
     (3) Includes an extraordinary charge of $115 ($.03 per share both primary and fully diluted) in 1995. Includes a charge for the cumulative effect of an accounting change of $262 ($.08 per share both primary and fully diluted) and an extraordinary charge of $108 ($.03 per share both primary and fully diluted) in 1994. Includes income for the cumulative effect of accounting change of $460 ($.15 per share primary and $.14 per share fully diluted) and an extraordinary charge of $1,502 ($.49 per share primary and $.44 per share fully diluted) in 1992.
     (4) The 1994 weighted average shares outstanding include 268 shares issued in May 1994 upon the conversion of the Company's 10-3/4% Convertible Subordinated Debentures. The 1991 weighted average shares outstanding include 1,020 shares and 255 warrants to purchase shares sold in June 1991 for net proceeds of $29,453.
     (5) Earnings before interest, taxes, depreciation and amortization, determined without consideration to minority interests.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     1995 VS. 1994

     In 1995 sales increased 14% to $614.4 million from $537.2 million in 1994. This improvement resulted from net volume increases, foreign currency translation rate differences (approximately $34 million) and resin price increases which are a customer pass-through at PCI (approximately $23 million).

     Backlog at December 31, 1995 amounted to $22.6 million as compared to $29.9 million at December 31, 1994. Since PCI, Ferembal and Obalex produce most of their products under open orders, none of this backlog is attributable to them. The Company expects that the decrease in backlog at December 31, 1995 will result in lower sales and earnings in the first quarter of 1996, as compared to the same period in the prior year.

     Gross profit increased 3.4% to $97.4 million in 1995 from $94.2 million in 1994. Gross profit margin declined to 15.8% in 1995 from 17.5% in 1994. The increase in gross profit resulted from higher sales volumes, while the declining gross profit margin reflected continued competitive pressure on pricing in the can and flexible packaging markets. Additionally, the pass-through of resin costs at PCI increases both sales and costs equally, reducing the margin percentage.

     Restructuring charges amounting to $5,003,000 in 1995 and $1,686,000 in 1994 related to Ferembal. The charges relate to termination benefits for certain employees of Ferembal and reflect a response to continuing competitive pressure in Ferembal's marketplace. Selling, general and administrative expense as a percentage of net sales amounted to 12.5% in 1995 as compared to 12.8% in 1994. This reflects the fixed nature of many of these expenses in relation to increased volume.

     As a result of these various factors, operating income decreased to $20,598,000 in 1995 from $25,648,000 in 1994, while operating margin declined to 3.4% in 1995 from 4.8% in 1994.

     Net interest expense increased slightly to $19.9 million in 1995 from $18.7 million in 1994. This increase primarily reflected higher average short-term debt balances in Europe and the United States in 1995.

     The Company's consolidated effective tax rate is an amalgamation of the tax charges and tax benefits of itself and its subsidiaries. This rate reflects the offsetting nature of these items in consolidation. PCI utilized tax benefits of $2,505,000 and $1,631,000 in 1995 and 1994, respectively. Also in 1994, Ferembal settled a tax dispute which resulted in a tax benefit of approximately $900,000.

     Minority interest in 1995 and 1994 reflects the interest of other shareholders in Plastic Containers, Inc., Ferembal, Onena and Obalex.

     Income before extraordinary item in 1995 amounted to $670,000 ($.20 per share). An extraordinary charge in 1995, net of the portion attributable to the minority interest, amounting to $115,000 ($.03 per share) related to costs associated with the cancellation of a revolving credit agreement at PCI.

     Net income amounted to $555,000 ($.17 per share) in 1995 and $4,445,000 ($1.34 per share) in 1994.
     1994 VS. 1993

     In 1994, sales increased 11% to $537.2 million from $481.8 million in 1993. This improvement resulted primarily from net volume increases and included sales from the 1993 acquisition of Industrias Gomariz S.A. (approximately $10 million) and foreign currency translation rate differences (approximately $5.4 million). Also included above in net volume increases is approximately $5.8 million in resin price increases which are a customer pass-through at PCI.

     Backlog at December 31, 1994 amounted to $29.9 million as compared to $19.9 million at December 31, 1993. Since PCI, Ferembal, and Obalex produce most of their products under open orders, none of this backlog is attributable to them.

     Gross profit increased 8% to $94.2 million in 1994 from $87.2 million in 1993. Gross profit margin declined to 17.5% in 1994 from 18.1% in 1993. The increase in gross profit resulted from higher sales volumes, while the decline in gross profit margin reflected increased competitive pressure on pricing in the can and flexible packaging markets which more than offset improved utilization and profitability at PCI and in the Company's packaging machine business. Additionally, the pass-through of resin costs at PCI increases both sales and costs equally, reducing the margin percentage.

     Selling, general and administrative expense as a percentage of sales declined to 12.8% in 1994 as compared to 12.9% in 1993. Selling, general and administrative expense in 1994 increased $6.2 million or 10.0%. Included in 1994's expenses are approximately $990,000 for plant closing expense relating to a facility closed by PCI in 1991 prior to its purchase by the Company. The charge at PCI resulted from the Company's recognition of a loss of future rental payments from a sub-tenant which defaulted on its sub-lease on the facility. Also, costs associated with the merger of Onena and Ingosa added to this expense in 1994.

     As a result of these various factors, operating income increased to $25,648,000 in 1994 as compared to $24,871,000 in 1993, while operating margin declined to 4.8% in 1994 from 5.2% in 1993.

     Net interest expense declined substantially to $18.7 million in 1994 from $22.9 million in 1993. This decline reflected both lower interest rates in Europe, and lower average debt balances in Europe and the United States in 1994.

     The Company's consolidated effective tax rate is an amalgamation of the tax charges and tax benefits of itself and its subsidiaries. This rate amounted to 26% in 1994 as compared to 153% in 1993, reflecting the offsetting nature of these items in consolidation. Also, in 1994 Ferembal settled a tax dispute which resulted in a tax benefit of approximately $900,000.

     Minority interest in 1994 and 1993 reflects the interests of other shareholders in PCI, Ferembal, Onena and Obalex.

     Income before extraordinary items and the cumulative effect of an accounting change in 1994 amounted to $4,815,000 ($1.50 per share). An extraordinary charge in 1994, net of the portion attributable to the minority interest, amounting to $108,000 ($.03 per share) related to costs associated with the extinguishment of $5.3 million in Senior Secured Notes at PCI. The cumulative effect of an accounting change in 1994 for the adoption of Statement of Financial Accounting Standards (SFAS) No.112 resulted in a charge to income, net of the portion attributable to the minority interest, of $262,000 ($.08 per share).

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

          Capital expenditures in 1995 amounted to $42,482,000 primarily for the purchase of machinery and equipment. During 1995, major capital expenditures included the purchase of extrusion blow-molding lines and line changes, an easy-open end line for cans and additional capacity for shrink bags at Dixie Union. Expenditures in 1996 are expected to amount to approximately $29 million and be similar in character to those in 1995.

          During 1995, Ferembal increased its ownership interest in Obalex to 86%. See Note 2(b).

          The minority stockholders of Ferembal have the right to sell a portion of their shares in an initial public offering of Ferembal which the Company has agreed to make at their request. It is expected that the holder of a junior subordinated convertible bond of Ferembal will convert its bond at such time to participate in any such offering. Although the Company does not currently expect to sell any of its stock in Ferembal in any such offering, if the bond is converted, the Company ownership of Ferembal will decline from 85% to 64%. See Note 2(d).

          The Company has actively pursued acquisition possibilities in 1995 and intends to continue to do so in 1996 and later years. It is presently the Company's intention to finance any acquisitions by leveraging the assets of the company to be acquired or, possibly, through the issuance of stock. There are no plans presently to utilize any substantial portion of the existing capital resources of the Company in an acquisition.

          The Company met its 1995 capital requirements with cash generated from operations, from existing funds and through borrowings. It is anticipated that such expenditures in 1996 will be financed in a similar manner.

     LIQUIDITY

          The Company's liquidity position at December 31, 1995 declined somewhat from the prior year end. Working capital decreased to $46.2 million at December 31, 1995 from $71.3 million at December 31, 1994. The current ratio was 1.29 at December 31, 1995 and 1.52 at December 31, 1994.

          The Company's cash position remained approximately equal between December 31, 1995 and 1994. Cash flows from operating activities provided $25 million for the Company in 1995 most of which related to depreciation and amortization. Included in the reduction of accounts receivable is $17 million, which represents discounting of certain trade accounts receivable by Ferembal. Approximately $10 million of the $22.2 million increase in short-term borrowings was used to fund a contribution to the pension plan at PCI. The remainder of such borrowings and cash from operations were used for capital expenditures and repayment of long-term debt. The Company invested approximately $42.5 million in 1995 in property, plant and equipment. Additionally, the Company used $5.6 million in financing for the net repayment of long-term borrowings. Most of the increase in short-term borrowings at December 31, 1995 is expected to be repaid during 1996.

          At December 31, 1995, the Company had available a credit line of $2,575,000 under a Revolving Credit Facility. The Company's packaging subsidiaries had available various unutilized credit facilities of approximately $90 million at December 31, 1995. However, the Company's ability to draw upon these lines for other than certain subsidiary purposes is restricted.

          The Company expects that cash from operations and its existing banking facilities will be sufficient to meet its needs both in 1996 and on a long-term basis.

     UTILIZATION OF NET OPERATING LOSS CARRYFORWARDS

          The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," issued in February 1992. This statement requires, among other things, recognition of future tax benefits, measured by enacted tax rates, attributable to deductible temporary differences between financial statement and income tax bases of assets and liabilities and to tax net operating loss carryforwards, to the extent that realization of such benefits is more likely than not.

     As discussed in Note 9, PCI has tax net operating loss carryforwards (NOL's) totaling approximately $61 million which expire between 2006 and 2010. SFAS No. 109 requires that the tax benefit of such NOL's be recorded as an asset to the extent that management assesses the utilization of such NOL's to be "more likely than not." Based upon the scheduled reverses of deferred tax liabilities, projected future taxable income and tax planning strategies, management believes it is more likely then not the Company will realize the benefits of these deductible differences net of the existing valuation allowances at December 31, 1995.

     The NOL's available for future utilization were generated principally by operating losses caused by increased post-acquisition depreciation and amortization charges and additional interest expense on debt incurred in connection with the purchase. Additionally, in the year ended December 31, 1992, an extraordinary loss was incurred due to the write-off of deferred financing costs relating to a short-term note which was refinanced. The operations of the Continental Plastic Container Companies have historically been profitable (excluding non-recurring items). In assessing the likelihood of utilization of existing NOL's, management considered the historical results of the Continental Plastic Container Companies' operations both prior to the purchase and as subsidiaries of PCI subsequent to the purchase and the current operating environment.

     NEW ACCOUNTING STANDARDS

     FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," must be adopted by the Company in 1996. Statement No. 121 requires, among other things, that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management does not believe that the implementation of Statement No. 121 will have a material impact on the Company's financial position or results of operations.

     In October of 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 123. "Accounting for Stock-Based Compensation," which must be adopted by the Company in 1996. The Company has elected not to implement the fair value based accounting method for employee stock options, but has elected to disclose, commencing in 1996, the pro forma net income and earnings per share as if such method had been used to account for stock based compensation cost as described in Statement No. 123.

     INFLATION AND CHANGING PRICES

          Costs and revenues are subject to inflation and changing prices in the packaging business. Since all competitors are similarly affected, product selling prices generally reflect cost increases resulting from inflation. At PCI, changes in the cost of plastic resin are passed through to customers and have equal and offsetting effects on sales and costs of goods sold and, therefore, have no material effect on earnings and cash flow. Such changes can have a substantial impact on sales. Inflation has not been a material factor in the Company's revenues and earnings in the past three years.


                CONTINENTAL CAN COMPANY, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 1995 AND 1994

(In thousands, except share data)
                                                                              1995                      1994
                                                                         -----------              ------------
ASSETS

Current Assets:

    Cash and cash equivalents                                              $   8,925                 $   8,776
    Investments                                                                  285                       292

    Accounts Receivable:
        Trade                                                                 94,461                   102,255
        Other                                                                 13,215                    15,964
        Less allowance for doubtful accounts                                  (6,144)                   (5,316)
                                                                         -----------              ------------

    Accounts receivable, net                                                 101,532                   112,903

    Inventories                                                               91,636                    82,432
    Prepaid expenses and other current assets                                  5,275                     4,700
                                                                         -----------              ------------

          Total current assets                                               207,653                   209,103
                                                                         -----------              ------------

Property, plant and equipment, at cost:
    Land, building and improvements                                           52,090                    48,750
    Manufacturing machinery and equipment                                    263,331                   230,365
    Furniture, fixtures and equipment                                          9,591                     8,536
    Construction in progress                                                  22,476                     9,505
                                                                         -----------              ------------
                                                                             347,488                   297,156

    Less accumulated depreciation and amortization                          (148,874)                 (116,786)
                                                                         -----------              ------------

          Net property, plant and equipment                                  198,614                   180,370


Goodwill, net of accumulated amortization of $2,277
     and $1,853 in 1995 and 1994, respectively                                14,486                    13,997
Other assets, net of accumulated amortization                                 24,658                    20,115
                                                                         -----------              ------------

          Total assets                                                     $ 445,411                 $ 423,585
                                                                         ===========              ============

See accompanying notes to consolidated financial statements.

                CONTINENTAL CAN COMPANY, INC. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS (CONTINUED)
                          DECEMBER 31, 1995 AND 1994

(In thousands, except share data)
                                                                                1995                      1994
                                                                         -----------              ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
    Short-term borrowings                                                  $  47,945                 $  21,855
    Accounts payable - trade                                                  56,830                    60,540
    Accrued liabilities:
        Employee compensation and benefits                                    18,238                    19,072
        Other accrued expenses                                                17,417                    16,143
    Current installments of long-term debt and
        obligations under capital leases                                      10,665                    13,043
    Income taxes payable                                                       1,610                     1,160
    Other current liabilities                                                  8,753                     5,942
                                                                         -----------              ------------

          Total current liabilities                                          161,458                   137,755

Long-term debt, excluding current                                            130,023                   128,363
 installments
Obligations under capital leases,
 excluding
    current installments                                                      13,115                    13,998
Deferred income taxes                                                          3,872                     3,747
Other liabilities                                                             30,365                    36,285
                                                                         -----------              ------------

          Total liabilities                                                  338,833                   320,148

Minority interest                                                             30,280                    32,741

Stockholders' Equity:
Capital stock:
    First preferred stock, cumulative $25 par value.
      Authorized 250,000 shares; no shares issued.                                 -                         -
    Second preferred stock, 4% non-cumulative, $100 par value.
      Authorized 1,535 shares; no shares issued.                                   -                         -
    Common stock, $.25 par value. Authorized
      20,000,000 shares; outstanding 3,196,368
      shares in 1995 and 3,151,157 shares in 1994.                               799                       788
                                                                         -----------              ------------
                                                                                 799                       788

Additional paid-in capital                                                    43,868                    42,872
Retained earnings                                                             26,742                    26,187

Cumulative foreign currency translation adjustment                             4,889                       849
                                                                         -----------              ------------

          Total stockholders' equity                                          76,298                    70,696

Commitments and contingencies                                                      -                         -
                                                                         -----------              ------------

          Total liabilities and  stockholders' equity                      $ 445,411                 $ 423,585
                                                                         ===========              ============

See accompanying notes to consolidated financial statements.

                CONTINENTAL CAN COMPANY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


(In thousands, except per share data)
                                                          1995                  1994                      1993
                                                   -----------           -----------              ------------
Net sales                                             $614,387             $ 537,180                 $ 481,842
Cost of sales                                          517,010               443,023                   394,678
                                                   -----------           -----------              ------------
    Gross profit                                        97,377                94,157                    87,164
Selling, general and administrative                     71,776                66,823                    62,293
 expenses
Restructuring charges                                    5,003                 1,686                         -
                                                   -----------           -----------              ------------
    Operating income                                    20,598                25,648                    24,871

Other expense:
    Interest expense, net                              (19,917)              (18,684)                  (22,942)
    Foreign currency exchange loss                        (299)                 (121)                     (134)
    Other - net                                           (291)                 (180)                      (55)
                                                   -----------           -----------              ------------
          Net other expense                            (20,507)              (18,985)                  (23,131)

Income before (recovery) provision for
 income taxes,
    minority interest, extraordinary
     item and
    cumulative effect of accounting                         91                 6,663                     1,740
     change
(Recovery) provision for income taxes                     (503)                1,761                     2,655
                                                   -----------           -----------              ------------

Income (loss) before minority interest,
 extraordinary
    item and cumulative effect of                          594                 4,902                      (915)
     accounting change

Minority interest                                          (76)                   87                    (1,903)
                                                   -----------           -----------              ------------
Income before extraordinary item and
    cumulative effect of accounting                        670                 4,815                       988
     change
Extraordinary item, net                                   (115)                 (108)                        -
Cumulative effect of accounting change,                      -                  (262)                        -
 net
                                                   -----------           -----------              ------------

Net income                                            $    555             $   4,445                 $     988
                                                   ===========           ===========              ============

Earnings (loss) per common share -
 primary:
    Before extraordinary item and
        cumulative effect of accounting                  $0.20                 $1.50                     $0.33
         change
    Extraordinary item                                   (0.03)                (0.03)                        -
    Cumulative effect of accounting                          -                 (0.08)                        -
     change, net
                                                   -----------           -----------              ------------
Net earnings per share - primary                         $0.17                 $1.39                     $0.33
                                                   ===========           ===========              ============

Earnings (loss) per common share -
 assuming
    full dilution:
    Before extraordinary item and
      cummulative effect of accounting                   $0.20                 $1.45                     $0.32
       change
    Extraordinary item                                   (0.03)                (0.03)                        -
    Cumulative effect of accounting                          -                 (0.08)                        -
     change, net
                                                   -----------           -----------              ------------
Net earnings per share - assuming
    full dilution                                        $0.17                 $1.34                     $0.32
                                                   ===========           ===========              ============

See accompanying notes to consolidated financial statements.

                CONTINENTAL CAN COMPANY, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


(In thousands)
                                                          1995                  1994                      1993
                                                   -----------           -----------              ------------
Cash Flows From Operating Activities:
Net income                                            $    555             $   4,445                 $     988
Adjustments to Reconcile Net Income to
    Net Cash Provided by Operating
     Activities:
        Depreciation and amortization                   34,353                34,018                    34,686
        Extraordinary loss on write off
         of capitalized
            finance costs, net                             115                   108                         -
        Minority interest                                  (76)                   87                    (1,903)
        Deferred income taxes                           (2,805)                  789                    (1,554)
        Gain on sale of capital assets                      68                   169                       363
        Provision for doubtful accounts
         receivable                                      1,656                 2,845                       915
        Changes in Assets and
         Liabilities, Net of
            Effects of Acquisition:
            Decrease (increase) in
             accounts receivable                        14,534               (25,528)                   (1,691)
            Decrease (increase) in
             other receivables                             697                (4,143)                    3,941
            (Increase) decrease in
             inventories                                (4,215)               (6,952)                    3,993
            Decrease (increase) in
             prepaid expenses and
                 other current assets
            Increase in other assets                       245                  (678)                      146
            Increase in pension                         (1,338)                 (274)                     (481)
             asset/liability                           (11,377)               (2,740)                   (1,778)
            (Decrease) increase in
             accounts payable                           (9,144)               15,901                    (4,963)
            (Decrease) increase in
             accrued liabilities                        (1,021)                1,884                       465
            Increase in income taxes
             payable                                       362                   419                       329
            Increase (decrease) in
             other liabilities                           2,462                (1,792)                   (4,558)
                                                   -----------           -----------              ------------
            Net Cash Provided by
             Operating Activities                       25,071                18,558                    28,898

Cash Flows From Investing Activities:
    Purchase of minority interests                      (1,448)               (1,970)                     (213)
    Proceeds from investments                                2                    31                       534
    Proceeds from sale of capital assets                   986                   985                       770
    Capital expenditures, net of
     investment grants                                 (42,482)              (23,858)                  (22,149)
    Purchase of equipment for customer
     reimbursement                                           -                  (249)                        -
                                                   -----------           -----------              ------------
          Net Cash Used in Investing
           Activities                                  (42,942)              (25,061)                  (21,058)

Cash Flows From Financing Activities:
    Principal payments of long-term debt and
     obligations under capital leases                  (14,742)              (18,125)                   (9,379)
    Proceeds from long-term debt and obligations
     under capital leases                                9,164                 5,727                       827
    Common stock issued to employees
     and upon conversion of debentures,
         warrants and options                            1,007                   362                       184
    Proceeds from (repayments of) short-term
     borrowings                                         22,211                14,485                      (339)
    Dividends paid by subsidiary to
     minority interest                                     (49)                  (51)                     (344)
                                                   -----------           -----------              ------------
          Net Cash Provided by (Used in) Financing      17,591                 2,398                    (9,051)
           Activities

Effect of exchange rate changes on cash                    429                   140                      (323)
                                                   -----------           -----------              ------------
Increase (decrease) in cash and cash
 equivalents                                               149                (3,965)                   (1,534)
Cash and cash equivalents at beginning
 of year                                                 8,776                12,741                    14,275
                                                   -----------           -----------              ------------
Cash and cash equivalents at end of year              $  8,925             $   8,776                 $  12,741
                                                   ===========           ===========              ============

See accompanying notes to consolidated financial statements.

                CONTINENTAL CAN COMPANY, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


(In thousands)
                                                                                       Cumulative
                                                                                         Foreign       Total
                                              Common Stock       Additional             Currency      Stock-
                                              ------------
                                           Number                Paid-in   Retained    Translation   holders'
                                          of Shares   Amount     Capital   Earnings    Adjustment     Equity
                                        ----------------------------------------------------------------------
Balances, January 1, 1993                     2,858   $    715    $41,235  $  20,754       $   231   $  62,935
  Net income                                      -          -          -        988             -         988
  Common stock issued to employees and
   upon conversion of debentures and
       warrants                                  21          5        179          -             -         184
  Foreign currency translation
   adjustment                                     -          -          -          -        (3,252)     (3,252)
                                        -----------   --------    -------  ---------       -------   ---------

Balances December 31, 1993                    2,879   $    720    $41,414  $  21,742       $(3,021)  $  60,855
  Net income                                      -          -          -      4,445             -       4,445
  Common stock issued to employees and
   upon conversion of debentures and
       warrants                                 272         68      1,458          -             -       1,526
  Foreign currency translation
   adjustment                                     -          -          -          -         3,870       3,870
                                        -----------   --------    -------  ---------       -------   ---------

Balances December 31, 1994                    3,151   $    788    $42,872  $  26,187       $   849   $  70,696
  Net income                                      -          -          -        555             -         555
  Common stock issued to employees and
   upon exercise of options                      45         11        996          -             -       1,007
  Foreign currency translation
   adjustment                                     -          -          -          -         4,040       4,040
                                        -----------   --------    -------  ---------       -------   ---------

Balances December 31, 1995                    3,196   $    799    $43,868  $  26,742       $ 4,889   $  76,298
                                        ===========   ========    =======  =========       =======   =========

See accompanying notes to consolidated financial statements

  CONTINENTAL CAN COMPANY, INC. AND SUBSIDIARIES
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  (1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS
  (a)  Principles of Consolidation
       Continental Can Company, Inc. (the Company) through its subsidiaries, manufactures extrusion blow-molded plastic containers, metal cans, plastic films and equipment for the packaging industry, and prints and laminates flexible packaging for the food and snack food industries. The accompanying consolidated financial statements include the accounts of the Company, its majority-owned foreign and domestic subsidiaries and its 50% interest in Plastic Containers, Inc. (PCI) (see Note 2(c)).

       At December 31, 1995, the Company owned the following packaging related businesses: 85% of Ferembal S.A. (Ferembal) (see Note 2(d)), located in France which in turn owns 86% of Obalex A.S. (Obalex) located in the Czech Republic; 100% of Dixie Holding, Inc. and Dixie Union Geschaftsfurungs GmbH which own 100% of Dixie Union GmbH & Company KG (Dixie Union), located in the Federal Republic of Germany; and 57% of Onena Bolsas de Papel, S.A. (Onena) located in Spain. As mentioned above, the Company also owns 50% of PCI, which in turn owns 100% of Continental Plastic Containers, Inc. and Continental Caribbean Containers, Inc. (collectively, CPC). In addition, the Company owns 100% of an engineering firm, Lockwood, Kessler & Bartlett, Inc.

       Minority interests reflected in consolidation represent the portions of Ferembal, Obalex, Onena, and PCI not owned by the Company.
       All significant intercompany balances and transactions have been eliminated in consolidation.

  (b)  Investments
       Investments are accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments consist of held-to-maturity government agency securities stated at amortized cost, which approximates market value. At December 31, 1995 and 1994, all of the investments were held entirely by PCI.

  (c)  Inventories
       Inventories consist principally of packaging materials, repair parts and supplies. The manufacturing inventories of PCI are stated at the lower of cost applied on the last-in, first-out (LIFO) method, which is not in excess of market. Inventories of the Company's other subsidiaries and the repair parts and supplies inventories of PCI are stated at the lower of cost on a first-in, first-out (FIFO) basis or market.

  (d)  Depreciation and Amortization
       Depreciation and amortization of property, plant and equipment are computed on a straight-line basis over the estimated useful lives of the assets, as follows:

                                                     Estimated
                                                   useful lives
                                                     (years)
                                                   ------------
         Building and improvements                   10 to 35
         Manufacturing machinery and equipment       3 to 20
         Furniture, fixtures and equipment           3 to 10

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

  (e)  Goodwill

       Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 40 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected undiscounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

  (f)  Income Taxes
       The Company files a consolidated tax return for U.S. purposes for itself and its domestic subsidiaries (to the extent it owns at least 80% of such subsidiaries). Separate returns are filed for all other subsidiaries. U.S. deferred income taxes have not been provided on the unremitted earnings of the Company's foreign subsidiaries to the extent that such earnings have been invested in the business, as any taxes on dividends would be substantially offset by foreign and other tax credits.

       Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (g)  Foreign Currency Translation
       The accounts of the Company's foreign subsidiaries have been converted to U.S. dollars utilizing SFAS No. 52, "Foreign Currency Translation," under which assets and liabilities are translated at the exchange rate in effect at the balance sheet date, while revenues, costs and expenses are translated at the average exchange rate for the reporting period. Resulting unrealized net gains or losses are recorded as a separate component of stockholders' equity. Realized foreign exchange gains or losses are reflected in operations.

  (h)  Statement of Cash Flows
       Cash equivalents consist of short-term investments in government securities and bonds. The Company considers securities purchased within three months of their maturity date to be cash equivalents.

       Cash paid for interest and income taxes was as follows:

                               1995     1994     1993
                              -------  -------  -------
                                   (in thousands)
              Interest        $19,657  $18,725  $23,386
              Income taxes    $ 2,630  $ 4,086  $ 4,667

  (i)  Research, Development and Engineering
       Expenditures for research, development and engineering are expensed as incurred. Research, development and engineering costs amounted to $12,187,000, $12,461,000 and, $12,862,000 in 1995, 1994 and 1993,
       respectively.

  (j)  Employers' Accounting for Postemployment Benefits
       In 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires employers to recognize the obligation to provide postemployment benefits and an allocation of the costs of those benefits (see Note 12).

  (k)  Insurance
       PCI purchases commercial insurance policies, but remains self-insured in certain states for the purposes of providing workers' compensation, general liability and property and casualty insurance coverage up to varying deductible amounts. PCI's self-insurance reserves are included in other liabilities on the consolidated balance sheets. Costs charged to operations for self-insurance for the years ended December 31, 1995, 1994 and 1993 were $2,200,000, $2,066,000 and $2,268,000, respectively.

  (l)  Plant Rationalization and Realignment

       PCI records an estimate of the liabilities associated with the closing of specific manufacturing facilities. Costs charged (income credited) to operations for these programs were $98,000, $855,000 and $(135,000) for the years ended December 31, 1995, 1994 and 1993, respectively. Net income was recognized in 1993 due to a sublease of the related facilities. In 1994 this sublease was defaulted upon. Included in other current liabilities at December 31, 1995 is $500,000 ($549,000 at December 31, 1994) related to accruals for plant rationalization and realignment.

  (m)  Restructuring Charges
       Included in expenses in 1995 and 1994 are restructuring charges of $5,003,000 and $1,686,000, respectively, related to Ferembal. The charges include termination benefits for certain employees, approximately half of whom accepted early retirement. Terminated employees received $1,882,000 in 1995 and $889,000 in 1994. Included in other current liabilities in 1995 and 1994 is $3,539,000 and $797,000, respectively, for termination benefits for the remaining employees.

  (n)  Use of Estimates
       Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (o)  Earnings Per Share
       Earnings per common share is based on the weighted average number of common and common equivalent shares outstanding. Common equivalent shares include dilutive stock options (using the treasury stock method) exercisable under the Company's option plans. Weighted average shares outstanding in 1995, 1994 and 1993 were 3,338,737, 3,220,082 and
       3,023,062, respectively.
       Prior to their conversion in 1994, earnings per common share, assuming full dilution, gave effect to the conversion of the Company's outstanding 10-3/4% Convertible Subordinated Debentures as if such Debentures had been converted, after elimination of related interest expense, net of income tax benefit.

  (p)  Reclassifications
       Certain reclassifications have been made to conform prior year financial statements to the 1995 presentation.
  (2)  ACQUISITIONS
  (a)  Ingosa
       During 1993, the Company purchased substantially all of the shares of Ingosa for nominal consideration. Ingosa, located in Pamplona, Spain, is a flexible packaging manufacturer which laminates and prints plastic, paper and foil materials primarily for the food industry in Spain. The acquisition was accounted for under the purchase method. In connection with this transaction the excess of the fair value of the net assets acquired over the purchase price was allocated to property, plant and equipment.
       Also in 1993, the Company entered into an agreement with the provincial government of Navarra through SODENA, an economic development corporation owned by the government. The agreement, which was legislatively ratified in 1994, provided that (i) Onena and Dixie Union S.A. be merged into Ingosa with the surviving company being named Onena, (ii) SODENA receive 41% of the equity in the merged entity in exchange for the elimination of $3,736,000 (534 million pesetas) in existing overdue local taxes owed by Ingosa (see Note 8(e)), (iii) SODENA provide the merged entity with a $2,163,000 (309 million pesetas) interest free loan for a period of up to four years secured by Onena's existing land and building (see Note 8(g)), and (iv) the Company invest $700,000 (100 million pesetas) in the merged entity as additional equity.

  (b)  Obalex
       During 1993, Ferembal, pursuant to a pre-emptive right, subscribed to a share issue which gave Ferembal an additional 17% interest to its existing 34% interest in the common stock of Obalex for approximately $3,000,000. During 1994, Ferembal purchased an additional 13% of Obalex from other investors for $730,000. During 1995, Ferembal purchased an additional 22% of Obalex from other investors for $1,448,000. As a result of these transactions, Ferembal's equity interest in Obalex increased to 86%. These transactions have been accounted for under the purchase method with the purchase price allocated to the fair value of the net assets acquired.
  (c)  PCI
       The Company and Merrywood, Inc. (Merrywood) each own 50% interests in PCI. During 1992, the Company entered into an agreement with Merrywood pursuant to which Merrywood granted the Company a proxy, irrevocable until August 6, 1998, to vote an additional 1% of the PCI common stock. The agreement also provides an option which allows Merrywood either (i) to require the Company to purchase its 50% interest in PCI for $30,000,000, plus interest at 1% over the prime rate from November 21, 1991, or (ii) after July 1, 1994, to exchange its 50% interest in PCI for 887,500 shares of the Company's common stock (adjusted for any future stock split, stock combination or reclassification). In addition, pursuant to the agreement, the Company gave Merrywood three voting and one non-voting position on the Company's board of directors. If Merrywood has not elected to require the Company to purchase its interests in PCI for cash by August 6, 1998, then Merrywood's PCI shares are required to be exchanged for shares of the Company's Common Stock.

  (d)  Ferembal
       During the two-year period ended December 31, 1993, the Company purchased approximately 1% of the outstanding shares of Ferembal for $333,000. As a result of this transaction, the Company's equity interest in Ferembal increased to 85%. This transaction has been accounted for under the purchase method, with the purchase price allocated to the fair value of the net assets acquired.
       As part of the 1989 purchase of Ferembal, a junior subordinated convertible bond was issued which, if converted at December 31, 1995, would reduce the Company's percentage ownership of Ferembal to 64% (see
       Note 8(c)).
       Pursuant to an Agreement entered into in 1989 between the Company, the minority shareholders and the convertible bondholder of Ferembal, the Company agreed to take Ferembal public in order to provide liquidity for these other investors. The agreement, as subsequently amended in 1994, provided that, if Ferembal were not taken public by December 31, 1995 (unless this resulted from the actions of the minority shareholders), the Company would purchase the shares of the minority shareholders at a price to be determined through an appraisal process. The minority shareholders and the convertible bondholder, declined to sell a portion of their shares in a public offering of Ferembal which had been planned for the fourth quarter of 1995. Pursuant to the agreement the Company's obligation to purchase the shares through an appraisal process terminated. The Company remains committed to taking Ferembal public at a time determined by the minority shareholders. It is expected that the convertible bondholder will convert its bond into equity immediately prior to any such offering. This conversion would reduce the Company's ownership of Ferembal to 64%.
       During the year ended December 31, 1991, Ferembal created Ferembal Investissement S.A. (Investissement) for the purpose of holding a subsidiary, Ferembal Sud Ouest S.A. (Sud Ouest). Investissement was capitalized with 150,000 shares of 100 francs par value. Ferembal held 80,000 shares, and two banks, Credit du Nord and Societe Generale, held the remaining 70,000 shares. Ferembal purchased such shares from the banks in 1994 for $1,817,000 which approximates fair market value.

  (3)  ACCOUNTS RECEIVABLE AND BUSINESS/CREDIT CONCENTRATIONS
       Most of the Company's customers are located in the United States and Europe. Sales to three customers in 1995, three customers in 1994 and two customers in 1993 accounted for 23%, 21% and 15% of the Company's sales, respectively; accounts receivable from five customers at December 31, 1995 and two customers at December 31, 1994 amounted to 46% and 22%, respectively, of the Company's total stockholders' equity.
       During 1995, 1994 and 1993, Ferembal discounted with banks approximately $79,353,000, $79,260,000 and $92,859,000, respectively, of trade accounts receivable with full recourse. Of these amounts, approximately $17,401,000 remains outstanding on December 31, 1995. None were outstanding at December 31, 1994.

     The components of other accounts receivable at December 31 were as follows:

                                                     1995        1994
                                                 ------------  --------
                                                     (in thousands)
       Recoverable value added taxes                 $ 2,680   $ 2,477
       related to Ferembal
       Engineering fees  billed                        2,309     3,755
       Cost of molds not yet billed                    1,734         -
       Other taxes                                     1,154       240
       Due from customer for equipment                   419     4,190
        purchases
       Receivable for insured loss                         -     3,036
       Other                                           4,919     2,266
                                                     -------   -------
                                                     $13,215   $15,964
                                                     =======   =======
 (4) INVENTORIES
     Inventories consist principally of packaging materials. The components of inventory at December 31 were as follows:

                                                      1995      1994
                                                   -------   -------
                                                    (in thousands)
     Raw materials and supplies                    $43,625   $43,275
     Work in process                                 7,795     7,096
     Finished goods                                 42,241    35,985
                                                   -------   -------
                                                    93,661    86,356
     LIFO reserve                                   (2,025)   (3,924)
                                                   -------   -------
                                                   $91,636   $82,432
                                                   =======   =======


       During 1995, LIFO inventory layers were reduced. This reduction resulted in charging lower inventory costs prevailing in previous years to cost-of-goods sold in 1995, thus reducing cost-of-goods sold by approximately $700,000 below the amount that would have resulted from liquidating inventory recorded at December 31, 1995 prices.

  (5)  DERIVATIVE FINANCIAL INSTRUMENTS
       The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate and currency price risks. At December 31, 1995, Ferembal had bought $10.2 million under forward contracts through September 1996 at an average exchange rate of 4.93 FF per U.S. dollar. The amount of the forward contracts approximates the amount of Ferembal's expected 1996 U.S. dollar-denominated purchase obligations. These forward contracts could not be tied to a specific dollar-denominated transaction at December 31, 1995 and were marked to market at that date resulting in a charge to earnings of $99,000.
       At December 31, 1995, Ferembal had entered into several short-term interest rate hedge agreements in which it has exchanged an obligation to pay variable interest rates based on the three month Paris Inter-Bank Offering Rate (PIBOR) for fixed rates ranging from 5.49% to 6.0%. These agreements cover the period between March and December 1996 for principal amounts between $10.2 million and $20.4 million. Ferembal had also entered into an interest rate collar agreement. To the extent the three month PIBOR rate is above 8% for the three months prior to March 19, 1996, Ferembal would receive the difference based on a principal amount of $10.2 million for three months; if below 8%, Ferembal would pay the actual rate but not less than 6.1%. At December 31, 1995, three month PIBOR was 5%.
       The fair value of these agreements at December 31, 1995 was an unrecognized loss of $118,000. This negative fair value reflects the difference between the interest rates in effect for such agreements and the rates that could have been obtained on December 31, 1995 based on the principal amounts over the period covered.

 (6)   OTHER ASSETS
       The components of other assets at December 31 were as follows:

                                                         1995     1994
                                                        ------   -------
                                                         (in thousands)
Intangibles:
    Non-compete agreements                              $15,000  $15,000
    Financing and acquisition costs                       6,058    6,316
    Customer contracts                                    7,630    7,630
Prefunded pension                                         5,153        -
Deferred tax assets                                       5,099    2,472
Non-current receivables, principally VAT                  1,248    1,351
Other                                                     4,100    2,471
                                                        -------  -------
                                                         44,288   35,240
Less accumulated amortization of                         19,630   15,125
 intangibles                                            -------  -------
                                                        $24,658  $20,115
                                                        =======  =======
(7)    SHORT-TERM BORROWINGS
       At December 31, 1995 and 1994, approximately $47,945,000 and $21,855,000, respectively, were outstanding representing at December 31, 1995 amounts drawn by (a) Ferembal, including Obalex, ($24,208,000 at interest rates ranging from 5.46% to 11.5%), (b) PCI ($17,018,000 at interest rates ranging from 7.37% to 8.75%) (c) Onena ($4,597,000 at interest rates ranging form 8.5% to 9.5%) and (d) Dixie Union ($2,122,000 at interest rates ranging from 6.75% to 7.0%).

       At December 31, 1995, Ferembal had unutilized short-term unsecured borrowing agreements of approximately $45 million. At December 31, 1995, Dixie Union had total lines of credit available under short-term unsecured borrowing agreements of approximately $13.5 million.

       On October 30, 1995, PCI entered into a $50 million revolving credit facility with a commercial bank, which replaced an existing $15 million revolving credit facility. The new revolving credit facility is for a term of seven years with interest on individual borrowings based on the bank's prime rate or LIBOR, at PCI's option. Borrowings are secured by accounts receivable and inventories. At December 31, 1995, borrowings of $17,018,000 were outstanding at interest rates of 7.37 % and 8.75%. PCI is required to pay an annual commitment fee of 0.25% on the unused facility up to $25 million and 0.5% on the unused amount in excess of $25 million. Commitment fees for the year ended December 31, 1995 were $23,000. The facility contains certain restrictive covenants, including the maintenance of minimum levels of net worth, fixed charge coverage and interest coverage, limitations on capital expenditures and additional indebtedness and restrictions on the payment of dividends. At December 31, 1995, PCI was in compliance with these covenants or had obtained waivers. The facility also provides for the issuance of letters of credit by the bank on PCI's behalf. At December 31, 1995, letters of credit amounting to $3,131,000 had been issued to guarantee obligations carried on the consolidated balance sheet.
       The extraordinary loss of $115,000 in 1995, which is net of the portion attributable to minority interest, relates to the write-off of unamortized fees for the prior revolving credit agreement.

  (8) LONG-TERM DEBT, CAPITAL LEASES AND OTHER LONG-TERM LIABILITIES Long-term debt and capital leases at December 31, 1995 and 1994 are summarized as follows:

                                                1995       1994
                                              ---------  ---------
                                                 (in thousands)
Revolving Credit Facility with interest
 at 1% above the
prime rate (9.5% at December 31, 1995) (a)    $    425   $  1,350
10.75% Senior Secured Notes due 2001 (b)       104,700    104,700
Term loan payable by Ferembal through
 1997 at 10.25% (denominated in francs:
 6 million at  December 31, 1995
and 10 million at December 31, 1994)....         1,223      1,873
Notes payable by Ferembal in installments
 through 1997 at PIBOR
(5% at December 31, 1995) plus 0.6% to
0.75%
(denominated in francs: 21 million and
 38 million at
December 31, 1995 and 1994,
 respectively)..........................         4,282      7,080

Term loans payable by Ferembal through
 2001 at weighted
average interest rates of 10% and a
 range of 8.5% to 15.5%
(denominated in francs: 14.8 million at
 December 31, 1995
and 20 million at December 31, 1994)....         3,024      3,761
Convertible Subordinated Bond due 2000
 at PIBOR (denominated
in francs: 10 million at December 31,
 1995 and 1994) (c).....................         2,040      1,873
Term loans payable through 1999 at a
 rate of 13%
(denominated in Czech crowns: 13 million at
December 31, 1995 and 37 million at
 December 31,1994)......................           245        651
Obligations under capital leases (d)....        15,148     15,706
Notes payable by Dixie Union at 5.7% to
 9.25% (denominated in
deutsch marks: 13 million and 8 million
 at December 31, 1995 and 1994,
 respectively)..........................         9,049      5,162
Notes payable by Dixie Union in
 semi-annual installments
through 2003 at rates of 7.3% to 7.8%
 (denominated in deutsch marks: 6,105,000
 and 8,285,000 at December 31, 1995
 and 1994, respectively).................        4,250      5,346
Obligations pursuant to extension
 agreement with regard to
turnover tax (e)........................           948        877
Obligations relating to settlement of
 social security assessments (f)........         3,097      3,142
Discounted secured note due 1997
 (denominated in pesetas:
284 million and 265 million at December
 31, 1995 and 1994,
respectively) (g).......................         2,333      2,017
Bank borrowings at an average effective
 interest rate of 10.25%
in 1995, and 10.9% in 1994 (370 million
 and 246 million pesetas
at December 31, 1995 and 1994,
 respectively)..........................         3,039      1,866
                                               --------   --------
                                               153,803    155,404
Less current installments...............       (10,665)   (13,043)
                                              --------   --------
                                              $143,138   $142,361
                                              ========   ========

(a) The Company's Revolving Credit Facility provides for borrowings of up to $3 million. A commitment fee of 0.5% is payable on the unused portion of the facility. There are provisions regarding the maintenance of minimum net worth and demand deposits averaging at least $300,000. The facility is secured by all of the Company's tangible and intangible assets. Subject to certain conditions precedent, the Revolving Credit Facility may be converted into a five-year term note when due in October 1997.
(b) PCI is required to make four annual sinking fund payments of $22 million each, commencing April 1, 1997 and continuing through April 1, 2000. The first sinking fund payment will be reduced by any early repurchases made before the payment date ($5.3 million at December 31, 1995). The notes are redeemable, in whole or in part, at the option of PCI at prices decreasing from 105% of par at April 1, 1997 to par on April 1, 2000. In the event of a change of control of PCI as defined in the indenture, PCI is obligated to offer to purchase all outstanding Senior Secured Notes at a redemption price of 101% of the principal amount thereof, plus accrued interest. In addition, PCI is obligated in certain instances to offer to purchase Senior Secured Notes at a redemption price of 100% of the principal amount thereof, plus accrued interest with the net cash proceeds of certain sales or dispositions of PCI's assets. The indenture places certain restrictions on PCI concerning payment of dividends, additional liens, disposition of the proceeds from asset sales, sale-leaseback transactions and additional borrowings. At December 31, 1995, PCI was in compliance with these restrictions.
     The extraordinary loss of $108,000 in 1994, which is net of the portion attributable to minority interest, relates to the early extinguishment by PCI of a portion of the Senior Secured Notes.

(c) In 1989, Ferembal issued a subordinated bond convertible into 100,000 shares of capital stock at the option of the holders at any time prior to October 28, 1999. If exercised, the Company's ownership interest in Ferembal will decrease from the present 85% interest to a 64% interest. If the conversion right is not exercised, the bond becomes due in two equal annual installments beginning in 1999 (see Note 2(d)).
(d) The capital lease obligations represent lease payments due through 2004 which are capitalized.
The following is a schedule of future minimum lease payments under the capitalized leases together with the present value of the net minimum lease payments as of December 31, 1995:

          Fiscal Year                               (in thousands)
          ----------------------------------------  --------------
                            1996                          $ 3,201
                            1997                            3,117
                            1998                            3,032
                            1999                            2,646
                            2000                            2,056
                        Later Years                         7,445
                                                          -------

Total minimum lease payments                               21,497
Less amount representing interest                          (6,349)
                                                          -------

Present value of net minimum lease
payments, including current maturities,
with interest rates ranging from
7% to 10.6%                                               $15,148
                                                          =======

(e) In June 1988, Onena settled an outstanding dispute regarding the amount of turnover tax due to the Spanish provincial government. A mortgage on Onena's property, plant and equipment secures the obligation, which amounts to 115 million pesetas at December 31, 1995 and 1994 and is repayable in installments through May 1998. (See Note 2(a)).
(f) Represents 377 million pesetas and 414 million pesetas at December 31, 1995 and 1994, respectively due to social security. Pursuant to an agreement, repayment of principal and interest by Onena is due up to October 2000.
(g) In March 1994 Onena was provided with a $2,163,000 (309 million pesetas) interest free loan secured by its original land and building (see Note 2(a)). The loan is due in March 1998 or upon the sale of the land and building, whichever occurs first. The loan was discounted at a 7% rate with the excess of $393,000 (56.8 million pesetas) over the discounted amount of $1,770,000 (252.8 million pesetas) being applied to reduce property, plant and equipment.

     Maturities of long-term debt are as follows:

               Year Ending December 31     (in thousands)
              --------------------------  -----------------
                                    1996          $  8,632
                                    1997            20,941
                                    1998            30,894
                                    1999            30,228
                                    2000            25,003
              Later Years                           22,957
                                                  --------
                                                  $138,655
                                                  ========

     Other long-term liabilities at December 31, 1995 primarily include pension and profit sharing amounts related to PCI and Ferembal of $7,859,000 ($14,304,000 at December 31, 1994), insurance reserves at PCI of $8,956,000 ($8,805,000 at December 31, 1994), and accrued postretirement benefits at PCI of $5,972,000 ($5,904,000 at December 31, 1994).

(9)  INCOME TAXES

     The components of the (benefit) provision for income taxes for the years ended December 31, 1995, 1994 and 1993 are as follows:

                                                 1995      1994      1993
                                               --------  --------  --------
                                                      (in thousands)
       Current  - Federal                      $   145   $   148   $  (145)
                   - Foreign                     2,075       812     4,209
                   - State                          82        12       145
       Deferred    - Federal                    (2,569)   (1,559)   (1,004)
                   - Foreign                       (73)    2,553       (60)
                   - State                        (163)     (205)     (490)
                                               -------   -------   -------
       (Benefit) provision for income taxes    $ ( 503)  $ 1,761   $ 2,655
                                               =======   =======   =======


     The Company's total income tax (benefit) provision differs from the provision that would result from applying the U.S. Federal statutory income tax rate to income before (benefit) provision for income taxes, minority interest, extraordinary item and cumulative effect of accounting change due to the following:

                                                1995              1994             1993
                                          -----------------  ---------------  ---------------
                                             (in thousands, except for percentage amounts)
                                          Amount      %      Amount     %     Amount     %
                                          ------   --------  -------  ------  -------  ------
Provision at U.S. federal statutory rate   $  31      34.0   $2,265    34.0   $  592    34.0
Losses not providing tax  benefits             -         -     (847)  (12.7)       -       -
Change in valuation allowance               (383)   (420.9)     696    10.4    1,671    96.0
State income taxes, net of
   federal income tax benefit                (53)    (58.2)    (127)   (1.9)    (228)  (13.1)
Differential in foreign tax rates           (247)   (271.4)    (440)   (6.6)     394    22.7
Other                                        149     163.8      214     3.2      226    13.0
                                           -----    ------   ------   -----   ------   -----
(Recovery) provision for income taxes      $(503)   (552.7)  $1,761    26.4   $2,655   152.6
                                           =====    ======   ======   =====   ======   =====

     The significant components of deferred income tax (benefit) expense attributable to income from continuing operations for the years ended December 31, 1995, 1994 and 1993 are as follows:

                                            1995      1994      1993
                                          --------  --------  ---------
                                                 (in thousands)
     Deferred tax (benefit) expense
      (exclusive of the effects of        $  (844)  $   119   $   (737)
      other components below)

Benefit of operating loss carryforwards    (5,922)   (1,313)   (10,587)
Book over tax bases of principally            109       886      2,497
 fixed assets
     Pension and postretirement             2,277       401      1,165
      benefits reserves
     Prefunded pension                      1,958         -          -
     (Decrease) increase in valuation        (383)      696      6,108
      allowance for deferred tax assets   -------   -------   --------
                                          $(2,805)  $   789   $ (1,554)
                                          =======   =======   ========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented below:

                                               1995              1994
                                               ----              ----
Deferred tax assets:                               (in thousands)
   Net operating loss carryforwards         $ 27,454         $ 21,532
   Vacation pay, due to accrual for            1,120            1,660
    financial reporting purposes
   Self-insurance reserves                     3,753            3,696
   Pension and postretirement benefit          3,317            5,594
    reserves
   Stock options, due to accrual for             340              301
    financial reporting purposes
   Other                                       6,493            5,879
                                            --------         --------
Total gross deferred tax assets               42,477           38,662

Less valuation allowance                        (11,041)   (11,424)
                                               --------   --------
Net deferred tax assets                          31,436     27,238

Deferred tax liabilities:

   Taxable gain on merger                         2,953      3,016
   Book over tax bases of principally            21,711     21,602
    fixed assets
   Acquisition costs, book over tax                 237        453
    bases
   Prefunded pension                              1,958          -
   Other                                            608      1,300
                                               --------   --------
Total gross deferred tax liabilities             27,467     26,371
                                               ========   ========
Net Asset                                      $  3,969   $    867
                                               ========   ========


     The valuation allowance for deferred tax assets as of January 1, 1994 was $10,728,000. The net change in the total valuation allowance for the years ended December 31, 1995 and 1994 was a decrease of $383,000 and an increase of $696,000, respectively.

     Due to different tax jurisdictions of the Company's subsidiaries, net deferred tax assets of $3,969,000 and $867,000 at December 31, 1995 and 1994, respectively, shown above are reflected in the consolidated balance sheets as:

                                                1995    1994
                                               ------  ------
                                               (in thousands)
     Current deferred tax assets (included in
        prepaid expenses and other current     $2,742  $2,141
         assets)
     Non-current deferred tax assets
      (included in
        other assets)                           5,099   2,473
                                               ------  ------
                                                7,841   4,614
     Non-current deferred tax liabilities       3,872   3,747
                                               ------  ------
     Net deferred tax asset                    $3,969  $  867
                                               ======  ======

     At December 31, 1995, PCI has operating loss carryforwards for federal income tax purposes of approximately $61 million which are available to offset future federal taxable income and which expire between 2006 and 2010. Based upon the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies, management believes it is more likely than not that PCI will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 1995.

(10) COMMON STOCK - STOCK OPTIONS AND GRANTS

     The 1988 Restricted Stock Option Plan, as amended, (the Restricted Plan) provides for the issuance of up to 500,000 shares of Common Stock upon the exercise of options, at an exercise price determined by the Personnel Committee of the Board of Directors (the Committee) but not less than $1.00 per share. The Committee may determine the exercise period of the option up to a maximum of twenty years from the date of the grant and may determine a restricted period during which any portion of the option may not be exercised. During 1995, employees were granted options to purchase up to 25,000 shares of Common Stock at a price of $24.50 per share, which represented fair value at the date of grant. The options vest over a five-year period and expire ten years from their grant and had not been exercised as of December 31, 1995. As of December 31, 1995, the Chairman and the Executive Vice President had received (i) restricted options (granted in March 1992) to purchase 30,000 and 20,000 shares, respectively, vesting over a five-year period, at $26.75 per share, such price being the fair market value at date of grant; (ii) unrestricted options to purchase 140,000 and 60,000 shares, respectively, under the Restricted Plan at $8.625 to $17.00 per share, such prices being the fair market value of a share of the Company's Common Stock at the date of the grant; and (iii) restricted options (granted in April 1991) to purchase 10,000 and 6,000 shares, respectively, at an exercise price of $1.00 per share which vest at a rate of 20% per year subject to their continued employment.

     Concerning the 16,000 restricted options granted in April 1991, compensation expense to be recognized over the five-year vesting period will aggregate $520,000, of which $104,000 was charged to expense in each of 1995, 1994 and 1993. As of December 31, 1995, 60,700 shares were available for future grants under the Restricted Plan.
     Pursuant to the 1988 Director Stock Option Plan, as amended, (the Retainer
     Plan), directors may elect to receive a stock option in lieu of cash as an annual retainer and for attendance fees. Each electing director will receive an option equal to the nearest number of whole shares determined by dividing the annual retainer plus attendance fees by the fair market value of the stock less one dollar. The option price is one dollar per share and an option may not be exercised prior to the first anniversary of the date it was granted nor more than ten years after such date. During 1994 and 1993, nine electing directors received options to purchase a total of 2,727 and 2,844 shares of Common Stock, respectively, under the Retainer Plan. In 1995, seven electing directors received options to purchase a total of 2,791 shares of Common Stock under the Retainer Plan. In 1995, 1994 and 1993, a total of $65,500, $58,500 and $58,500, respectively, was charged to compensation expense with respect to the Retainer Plan.
     The 1990 Stock Option Plan for Non-Employee Directors (the Director Plan) provides for the issuance of up to 200,000 shares of Common Stock to directors who are not employees of the Company or its subsidiaries. The Director Plan is administered by a Board Committee. The Director Plan provides for the grant to each non-employee director, at the commencement of his initial term, of an option to purchase up to 10,000 shares of Common Stock at a price equal to the fair market value of a share of Common Stock on the date of the grant. The options become exercisable as to one-tenth of the shares subject to option on the date of the grant and on the nine successive anniversaries of such date. The term of the options is ten years provided that any option holder who ceases to be a member of the Board of Directors forfeits any part of the option grant which has not become exercisable as of such date. During 1990, each member of the Board of Directors who was not an employee (ten individuals) received an option to purchase 10,000 shares of Common Stock at prices ranging from $17.00 to $17.50 per share, being the fair market value of a share of Common Stock on the date of the grant. No options have been exercised pursuant to the Director Plan. There are currently 119,000 shares available for grant under the Director Plan.
     Pursuant to the 1992 Restricted Stock Plan for Non-Employee Directors (the "Stock Plan"), each non-employee director of the Company receives an award of 300 shares of Company Common Stock during each year of service beginning in 1992. Such shares are restricted from transfer while such recipient remains a member of the Board of Directors and the shares are subject to forfeiture under certain circumstances including resignation or failure to stand for re-election prior to age 70. The Company issued 3,900, 4,200 and 4,200 shares under the Stock Plan for the 1995, 1994 and 1993 plan years, respectively. The Company has expensed $93,113 in 1995, $90,300 in 1994 and $103,425 in 1993 for shares which were issued.
     The 1995 Restricted Stock Compensation Plan (the "1995 Plan") provides for the issuance of restricted shares to key employees of the Company. During 1995, the Chairman was granted 8,163 shares under the 1995 Plan in lieu of a cash bonus of $200,000. Such amount was charged to compensation expense in 1994. Also in 1995, the Chairman and five other employees received a total of 21,740 shares under the 1995 Plan. The amount charged to compensation expense for these shares was $88,772 in 1995. All such shares vest five years after the date of the grant subject to the continued employment of the recipients by the Company or its subsidiaries.

     A number of options have been granted which were not pursuant to any plan. At December 31, 1995 a total of 85,000 shares were subject to such options at exercise prices ranging from $2.94 to $25.75 per share, which represented the fair market value of a share of the Company's stock on the date each of such options was granted. These options expire between 1998 and 2002. Options to purchase 10,000 shares at $17.00 per share were exercised during the three year period ending December 31, 1995.

(11) PENSION, PROFIT SHARING AND OTHER PLANS

     PCI provides a defined benefit pension plan for substantially all salaried employees (which was amended in 1993) and a noncontributory defined benefit pension plan for substantially all hourly workers who have attained 21 years of age.

     Subject to the limitation on deductibility imposed by federal income tax laws, PCI's policy has been to contribute funds to the plans annually in amounts required to maintain sufficient plan assets to provide for accrued benefits. Plan assets are held in a master trust and are comprised primarily of common stock, corporate bonds and U.S. Government and government agency obligations.

     The following table sets forth the plans' funded status at December 31, 1995 and 1994 based primarily on January 1, 1995 participant data and plan assets:

                                             1995                 1994
                                          ----------              ----
                                                    (in thousands)
ACTUARIAL PRESENT VALUE OF
 BENEFIT OBLIGATION,
 INCLUDING VESTED BENEFITS
 OF $29,078 AND $18,644 IN                      ($52,798)   ($43,512)
 1995 AND $25,464 AND                          =========    ========
 $14,700 IN 1994 FOR THE
 SALARIED AND HOURLY
 PLANS, RESPECTIVELY
PROJECTED BENEFIT OBLIGATION (PBO)               (54,987)    (44,557)
PLAN ASSETS, AT FAIR VALUE                        53,150      38,083
UNRECOGNIZED NET LOSS                              7,132         499
ADJUSTMENT TO RECOGNIZE MINIMUM                        -        (171)
 LIABILITY
PRIOR SERVICE COST NOT YET RECOGNIZED               (142)        (78)
 IN NET PERIODIC PENSION COST                  ---------   ---------
   PREFUNDED PENSION ASSET
             (ACCRUED PENSION LIABILITY)       $   5,153   $  (6,224)
                                               =========   =========

     Net periodic pension costs under the above mentioned PCI plans included the following components for the years ended December 31, 1995, 1994 and 1993:

                                   1995      1994    1993
                                 --------  --------  ----
                                      (in thousands)
SERVICE COST                     $   992   $ 1,161  $   818
INTEREST COST                      4,002     3,715    3,713
(RETURN) LOSS ON PLAN ASSETS      (6,292)    1,916   (4,198)
NET AMORTIZATION AND DEFERRAL      2,922    (5,613)     781
EFFECT OF WINDOW PLAN                  -         -    2,725
                                 -------   -------  -------

  NET PERIODIC PENSION COSTS     $ 1.624   $ 1,179  $ 3,839
                                 =======   =======  =======

     PCI contributions to the plans for the years ended December 31, 1995, 1994 and 1993 were $12,800,000, $2,585,000 and $2,075,000, respectively. During
     1992, negotiated benefit increases were made for certain hourly plan participants and early retirement (window plan) was accepted by certain salaried plan participants. The effects of these changes were to increase total periodic pension expense by $2,725,000 in 1993.

Assumptions used in the accounting were:
                                          1995   1994   1993
                                          -----  -----  -----
     Discount rates                        7.5%   9.0%   7.5%
     Rates of increase in compensation     5.0%   5.0%   5.0%
      levels
     Expected long-term rate on return     9.5%   9.5%   9.5%
      on assets
     PCI contributes to various union pension plans pursuant to its labor agreements. Union benefit plan expense was $1,080,000, $896,000 and $783,000 for the years ended December 31, 1995, 1994 and 1993, respectively.
     Ferembal provides retirement benefits pursuant to an industry-wide labor agreement. The plan is not funded. (Income credited) costs charged to operations amounted to $(213,000), $179,000 and $250,000 in 1995, 1994 and
     1993, respectively. Other non-current liabilities at December 31, 1995 include $1,682,000

     ($1,762,000 at December 31, 1994) for this plan. Ferembal also provides an employee profit-sharing plan, the annual contributions to which are determined by a prescribed formula. Amounts charged to expense amounted to $86,000, $673,000 and $954,000 in 1995, 1994 and 1993, respectively.
     Amounts are paid to employees after five years with accrued interest. Other non-current liabilities at December 31, 1995 include $4,701,000 ($5,127,000 at December 31, 1994) for the plan.
     Dixie Union provides selected managers with pension and disability benefits. Amounts charged to expense amounted to $192,000, $175,000 and $161,000 in 1995, 1994 and 1993, respectively.
     PCI maintains a defined contribution plan which covers substantially all hourly employees who meet eligibility requirements. Provisions regarding employee and employer contributions and the benefits provided under the plan vary between PCI's manufacturing facilities. PCI's defined contribution plan's expense was $292,000, $272,000 and $232,000 for the years ended December 31, 1995, 1994 and 1993, respectively.
     PCI maintains a contributory defined contribution 401(k) savings plan which covers substantially all non-organized salaried employees.
     Employees may contribute up to twelve and eight percent of pay on a pre-tax and after-tax basis, respectively. However, the total employee contribution rate may not exceed fifteen percent of pay. PCI matches up to three percent of employees' pre-tax contributions. Employees vest in PCI's contributions at twenty-five percent per year, becoming fully vested after four years of employment. Employees may make withdrawals from the plan prior to attaining age 59-1/2, subject to certain penalties. PCI's savings plan expense was $518,000, $450,000 and $445,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

(12) POSTRETIREMENT BENEFITS OTHER THAN PENSIONS AND POSTEMPLOYMENT BENEFITS PCI provides certain health care and life insurance benefits for retired PCI employees. Certain of PCI's hourly and salaried employees become eligible for these benefits when they become eligible for an immediate pension under a formal company pension plan. In 1993, the plan was amended to eliminate health care benefits for employees hired after January 1, 1993.

     PCI's policy is to fund the cost of medical benefits in amounts determined at the discretion of management. Summary information on PCI's plan at December 31, 1995 and 1994 is as follows:

Accumulated postretirement benefit obligation:      1995  1994
                                                    ----  ----
                                                  (in thousands)
                                                   -------------
Retirees                                          $3,449   $3,146
Fully eligible, active plan participants           1,219    1,097
Other active plan participants                     1,486    1,197
                                                  ------   ------
                                                  $6,154   $5,440

Unrecognized net loss from experience and           (614)     (99)
 changes in assumptions
Prior service cost in net periodic                   432      563
 postretirement benefit cost                      ------   ------
Accrued postretirement benefit obligation         $5,972   $5,904
                                                  ======   ======
(included in other liabilities)

The components of net periodic postretirement benefit cost at December 31, 1995, 1994 and 1993 is as follows:
                                          1995     1994     1993
                                          -----   ------   ------
                                                  (in thousands)
                                                  ------
Service cost                              $  52   $   73   $   55
Interest cost                               480      431      588
Net amortization and deferral               (34)     (57)      67
                                          -----   ------   ------
Net periodic postretirement benefit cost  $ 498   $  447   $  710
                                          =====   ======   ======


As of December 31, 1995, the discount rate used in determining the APBO was 7.5%. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9.7% for 1995, declining gradually with each succeeding year to an ultimate rate of 5.0% beginning in calendar year 2001.
As of December 31, 1994, the discount rate used in determining the APBO was 9.0%. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.4%
     for 1994, declining gradually with each succeeding year to an ultimate rate of 6.0% beginning in calendar year 2001.

     The effect of a one percentage-point increase in the assumed health care cost trend rates in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $720,000 and increase the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $61,000.

     PCI provides certain postemployment benefits to former and inactive employees, their beneficiaries and covered dependents. These benefits include disability related benefits, continuation of health care benefits and life insurance coverage.

     In 1994, PCI adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires employers to recognize the obligation to provide postemployment benefits and an allocation of the cost of those benefits to the periods the employees render service. The cumulative effect of this change in accounting principle of $262,000, which is net of the portion attributable to minority interest, was determined as of January 1, 1994 and is reported separately in the consolidated statement of earnings for the year ended December 31, 1994. Additional costs charged to operations for postemployment benefits in 1995 and 1994 were $24,000 and $29,000, respectively.

(13) EXECUTIVE COMPENSATION
     The Company entered into employment agreements with its Chairman and former Vice-Chairman.

     The contract with the former Vice Chairman, who died in January 1989, provided that in the event of his death prior to its expiration on December 31, 1998, his spouse would receive one-half of the amounts which would otherwise have been paid to him until her death or until December 31, 1998, whichever occurs first. This obligation which amounted to $244,000 and $267,000 at December 31, 1995 and 1994, respectively, is included in accrued liabilities.

     At December 31, 1995, the contract with the Chairman, as amended, provides for base compensation of $420,000 per annum. The contract also provides that, in the event of his death before its expiration on December 31, 1999, his spouse will receive one-half of the amount paid to him annually as base compensation until her death.

(14) NET INTEREST EXPENSE
     The details of net interest expense were as follows:

                           1995        1994       1993
                         ---------  ----------  ---------
                                     (in thousands)
Interest income          $    759   $    941    $    917
Interest expense          (20,676)   (19,625)    (23,859)
                         --------   --------    --------
Interest expense, net    $(19,917)  $(18,684)   $(22,942)
                         ========   ========    ========

(15) FOREIGN AND DOMESTIC OPERATIONS
     The Company performs services principally in the packaging industry. Manufacturing operations are performed domestically through PCI, whereas manufacturing operations are performed overseas in Europe through Ferembal, Obalex, Dixie Union and Onena. Information about the Company's foreign and domestic operations follows.


                                            1995       1994       1993
                                          ---------  ---------  ---------
                                                  (in thousands)
                                          -------------------------------
Sales to unaffiliated customers:
   Foreign                                $318,917   $289,566   $260,206
   Domestic                                295,470    247,614    221,636
                                          --------   --------   --------
   Total                                  $614,387   $537,180   $481,842
                                          ========   ========   ========
Income before (recovery) provision  for
 income taxes, minority  interest,
 extraordinary item  and cumulative
 effect of  accounting change:


   Foreign                                $  3,937   $ 11,191   $ 11,045
   Domestic                                 (3,846)    (4,528)    (9,305)
                                          --------   --------   --------
   Total                                  $     91   $  6,663   $  1,740
                                          ========   ========   ========
Identifiable assets:
   Foreign                                $220,740   $207,946   $173,390
   Domestic                                224,671    215,639    212,517
                                          --------   --------   --------
   Total                                  $445,411   $423,585   $385,907
                                          ========   ========   ========

       The above income includes restructuring charges related to Ferembal of $5,003,000 and $1,686,000 in 1995 and 1994, respectively.

  (16) FAIR VALUE OF FINANCIAL INSTRUMENTS

       The carrying amounts of cash and cash equivalents, investments, accounts receivable, other current assets, accounts payable and short-term borrowings approximate fair value because of the short maturity of these instruments. The fair value of the Company's long-term debt is estimated, based on the quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities, and approximates the carrying amount.

  (17) COMMITMENTS AND CONTINGENCIES
       The Company and its subsidiaries occupy offices and use equipment under various lease arrangements. The rent expense under non-cancelable long-term operating leases for the years ended December 31, 1995, 1994 and 1993 was approximately $7,131,000, $5,418,000 and $7,082,000, respectively. Total commitments under such arrangements are payable in annual installments of $8,067,000 in 1996, $7,082,000 in 1997, $4,805,000
       in 1998, $3,894,000 in 1999, $3,202,000 in 2000 and $5,528,000
       thereafter.
       The Company also rents certain equipment and facilities on a month-to-month basis or through short-term leases. The rent expense under such arrangements amounted to approximately $1,277,000 in 1995, $841,000 in 1994 and $1,317,000 in 1993.
       The Company's subsidiaries are defendants in several actions which arose in the normal course of business and, in the opinion of management, the eventual outcome of these actions will not have a material adverse effect on the Company's financial position.

  (18) QUARTERLY FINANCIAL DATA (UNAUDITED)
       Summarized quarterly financial data for 1995 and 1994 (in thousands, except per share amounts) is as follows:

                                             1st       2nd        3rd       4th
1995                                       Quarter   Quarter    Quarter   Quarter
- ----------------------------------------  ---------  --------  ---------  --------
Net Sales                                 $144,460   $160,952  $171,024   $137,951
Gross Profit                                23,707     25,316    27,640     20,714
Income (Loss) Before
  Extraordinary Item                           437      1,932    (1,872)       173
Net Income (Loss)                              437      1,932    (1,872)        58
Earnings (Loss) Per  Share Before
  Extraordinary Item                           .13        .58      (.56)       .05
Net Earnings (Loss) Per
  Common Share                            $    .13   $    .58  $   (.56)  $    .02

                                            1st        2nd       3rd        4th
1994                                      Quarter    Quarter   Quarter    Quarter
- ----------------------------------------  --------   --------  --------   --------
Net Sales                                 $115,850   $135,127  $154,492   $131,711
Gross Profit                                20,335     24,838    28,003     20,981
(Loss) Income Before
  Extraordinary Item
   and Accounting Change                      (189)     1,713     3,102        189
Net (Loss) Income                             (452)     1,640     3,102        155
(Loss) Earnings Per Share Before
  Extraordinary Item and   Accounting
   Change                                     (.06)       .53       .94        .06

Net (Loss) Earnings Per
  Common Share                                (.15)       .51       .94        .05
(Loss) Earnings Per Share Before
  Extraordinary Item and   Accounting
   Change -
  Assuming Full Dilution                      (.05)       .52       .94        .06

Net (Loss) Earnings Per Common Share -
 Assuming Full Dilution                   $   (.13)  $    .50  $    .94   $    .05


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------
  THE BOARD OF DIRECTORS AND STOCKHOLDERS
  CONTINENTAL CAN COMPANY, INC.

  We have audited the consolidated balance sheets of Continental Can Company, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Continental Can Company, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in notes 1(j) and 12 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," on a prospective basis in 1994.

  /s/ KPMG Peat Marwick LLP
  Jericho, New York
  March 1, 1996

  DIRECTORS                PRINCIPAL OCCUPATION
  Donald J. Bainton        Chairman of the Board and
                              Chief Executive Officer of the Company
  Kenneth Bainton          Partner with the firm of Alexander Kouzmanoff,
                              Architects, in New York City
  Robert L. Bainton        Vice Chairman of the Board

  Nils E. Benson           Former President of Penn Elastic Co.
  Charles DiGiovanna       President, Continental Plastic Containers, Inc.
  Rainer N. Greeven        Partner, Greeven & Ercklentz (Attorneys)
  Charles H. Marquardt     Former Chief Operating Officer of
                              Plastic Containers, Inc. (Retired 1993)
  V. Henry O'Neill         Private Investor
  John J. Serrell          Business Consultant
  Robert A. Utting         President of R.A. Utting & Associates, Inc.
  Abdo Yazgi               Executive Vice President, Chief Administrative
                              Officer, and Secretary of the Company
  Cayo Zapata              Director of Tapas Tapones, a division of
                              Taenza, S.A. DE C.V.
  Jose Luis Zapata         Director of Corporate Finance of Taenza, S.A.
                              DE C.V.
  Edward Clark             Director Emeritus

  OFFICERS                 PRINCIPAL OCCUPATION
  Donald J. Bainton        Chairman of the Board
                              & Chief Executive Officer
  Abdo Yazgi               Executive Vice President,
                           Chief Administrative Officer and Secretary
  John Andreas             Vice President - Manufacturing
  Marcial B. L'Hommedieu   Treasurer
  Linda Driscoll           Assistant Secretary

  CONTINENTAL CAN COMPANY, INC.
  General Offices:  Syosset, New York
  SUBSIDIARIES AND OFFICERS:
    PLASTIC CONTAINERS, INC.
    Syosset, New York
       Jose Luis Zapata, President
    CONTINENTAL PLASTIC CONTAINERS, INC.
    Norwalk, Connecticut
       Charles DiGiovanna, Chief Executive Officer and President
       Jay Hereford, Chief Financial Officer
       John E. Farrell, Senior Vice President - Marketing
       Maarten Van Buren, Senior Vice President
       Samuel A. Nutile, Vice President - Manufacturing
       John S. Roesch, Vice President - Sales
    CONTINENTAL CARIBBEAN CONTAINERS, INC.
    Caugus, Puerto Rico
    FEREMBAL S.A.
    Clichy, France
       William Peters, Managing Director
       Christian Bonnet, Financial Director
       Pierre Lichtenberger, Commercial Director
       Jean-Marie Desautard, Operations &   Personnel Director
    OBALEX, A.S.
    Znojmo, Czech Republic

       Jiri Nekvasil, Chairman
       Lubomir Kadlec, Managing Director
    DIXIE UNION VERPACKUNGEN GMBH
    Kempten, Federal Republic of Germany
       Hans H. Schwaebe, Executive Director
       Peter Epp, Chief Financial Officer
    ONENA BOLSAS DE PAPEL S.A.
    Pamplona, Spain
       Juan Ballaz, Executive Director
       Carlos Aizpun, Chief Financial Officer
    LOCKWOOD, KESSLER & BARTLETT, INC.
    Syosset, New York
       John P. Lekstutis, President
       Sylvester A. Celebrini, Vice President
       Ralph A. Cuomo, Vice President
       George Gross, Vice President
       Steven Hanuszek, Vice President
       Andre Haddad, Vice President
       Martin Solomon, Vice President
  TRANSFER AGENT AND REGISTRAR
  American Stock Transfer & Trust Company
  New York, New York
  AUDITORS
  KPMG Peat Marwick LLP
  Jericho, New York
  GENERAL COUNSEL
  Carter, Ledyard & Milburn
  New York, New York
  GENERAL INFORMATION:
  ANNUAL MEETING
  May 15, 1996 at 10:00 a.m. at The Union League Club, 38 East 37th Street, New York, New York.
  AVAILABILITY OF FORM 10-K

  Stockholders may receive, without charge, a copy of the Company's 1995 Annual Report filed with the Securities and Exchange Commission on Form 10-K, including the financial statements and schedules thereto, by directing their written inquiries to Abdo Yazgi, Secretary, Continental Can Company, Inc., One Aerial Way, Syosset, New York 11791.

  COMMON STOCK PRICES AND RELATED MATTERS

  The common stock of Continental Can Company, Inc. is traded on the New York Stock Exchange. The following table indicates the quarterly high and low sales prices for Continental Can Company, Inc. (CAN) common stock for the last two years.

                1995            1994
Quarter     High    Low     High    Low
- -----------------------------------------
[S]        [C]     [C]     [C]     [C]
 First     29-1/8  21-1/4  25-1/2  20-1/4
 Second    27-3/4  23-3/8  24-1/8  21-1/2
 Third     24-3/4      19      22  20-1/4
 Fourth    19-3/4  14-5/8  24-5/8      19

  No dividends were paid to the holders of common stock for the years 1995, 1994 and 1993. The Company has no present intention to pay dividends on its common stock. There were 353 stockholders of record as of March 12, 1996.