Form 10-K405, Exhibit 13
period 1996-12-31
CONTINENTAL CAN CO INC /DE/
filed 1997-03-31
CIK 103392

                         CONTINENTAL CAN COMPANY, INC.
                               1996 ANNUAL REPORT
                               CORPORATE PROFILE

Continental Can Company, Inc., through its subsidiaries, manufactures extrusion blow-molded plastic containers, metal cans, plastic films and equipment for the packaging industry, and prints and laminates flexible packaging for the food and snack food industries. The Company also owns Lockwood, Kessler & Bartlett, Inc., an engineering firm located in the United States.

                               TABLE OF CONTENTS

                                                        Page
                                                        ----
   REPORT TO SHAREHOLDERS.............................     2
   DESCRIPTION OF BUSINESS............................     4
   SELECTED FINANCIAL DATA............................     6
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
       FINANCIAL CONDITION AND RESULTS OF OPERATIONS..     7
   CONSOLIDATED FINANCIAL STATEMENTS..................    11
   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.........    16
   INDEPENDENT AUDITORS REPORT........................    39
   DIRECTORS AND OFFICERS.............................    40
   CORPORATE INFORMATION..............................    41

                             REPORT TO SHAREHOLDERS
                             ----------------------

In 1996, we made very good progress in positioning our Company for significantly increased earnings in 1997 and beyond. A major milestone was our acquisition of an additional 34% of Plastic Containers, Inc. (PCI) bringing our total ownership to 84%. This comes at a time when PCI is poised to contribute very positively to our Company's overall earnings performance. From an operational standpoint, we continued to address manufacturing efficiencies at Ferembal and PCI, our two largest subsidiaries. At Ferembal, we took what we expect to be our final restructuring charge which amounted to $1.1 million. At PCI, we took a $6.5 million charge for restructuring. PCI opened a new plant in Atlanta in 1996 and had recently opened a plant in West Memphis, Arkansas following its customers relocation to these areas. As a result, PCI was able to close two other plants and transfer their remaining business into other facilities. Without these charges, earnings before extraordinary item would have amounted to $1.01 per share in 1996.

The acquisition of additional equity at PCI was financed at the PCI level. In addition to a $40.6 million sale/leaseback financing of equipment, PCI sold $125 million of 10% Senior Secured Notes. The proceeds of these transactions were used to finance the equity purchase, redeem PCIs outstanding 10-3/4% Senior Secured Notes, and pay down existing short-term debt. The extraordinary charge in 1996 related to this transaction. As expected, PCI's operational results improved significantly in the second half of 1996. We are strongly confident that it will be substantially profitable in 1997.

Ferembal, our French can manufacturing subsidiary, maintained strong profitability in spite of continued pricing pressures from other European countries. In addition, our cost control program, instituted several years ago, is continuing, and we are confident in our objective of maintaining a cost efficient, quality-oriented operation at Ferembal. Excellent results have been obtained from our ongoing personnel reductions and our materials purchasing program, a program which has kept the cost of materials at an acceptable level despite contrary market pressures. Also, we are currently in the process of opening a sixth plant contiguous to one of our major customers. In 1997, we expect Ferembal to once again produce positive results.

Our Czech can manufacturing subsidiary, Obalex, had another excellent year in
both volume and income.   For 1997, we expect Obalex to continue its excellent
growth, as the Eastern European market continues to flourish.

Dixie Union, our German flexible packaging business, experienced a difficult year for a number of reasons. The film segment of the business was negatively impacted by strong competitive pricing, and the mad cow disease, which impacted meat consumption throughout Europe and adversely affected both the barrier shrink bag and packaging machinery markets. However, we are hopeful for a turnaround in both of these areas in 1997. We are confident that barrier shrink bag volume will increase since we recently extended our rights to sell this product in Eastern Europe and South America. Also, the packaging machinery segment, expecially the complete machine line systems, seems to be showing signs of renewed growth with increased orders and substantial backlog. In short, we expect Dixie Union, in 1997, to rebound in both sales and income, contributing to our Company's profitability.

We are confident that 1997 will show a marked improvement over 1996. We do not foresee nor expect to incur any restructuring charges in 1997. Over the past couple of years, we have taken the necessary steps to make our businesses as lean as possible without affecting customer satisfaction. The cost reduction programs, the personnel reductions, and the plant restructuring charges reflect not only the steps management has had to take in order to ensure the continued health of our businesses, but also the everchanging and highly competitive nature of todays packaging environment. With 1997 upon us, we are very optimistic that we have taken the prudent steps to reduce our basic operating costs and that these actions will ensure the future growth and prosperity of our Company. We shall continue to address the individual needs of each of our businesses to ensure their success, and will continue to look for attractive acquisitions and joint ventures that are accretive to our Company's profitability and which provide long-term value for our shareholders.

                                        Donald J. Bainton
                                        Chairman and Chief Executive Officer
                                        March 14, 1997

                            DESCRIPTION OF BUSINESS

          Continental Can Company, Inc. is a holding company primarily engaged in the packaging business through a number of operating subsidiaries. The Company's packaging business consists of its 84% owned domestic subsidiary, Plastic Containers, Inc. (PCI), which owns Continental Plastic Containers, Inc. and Continental Caribbean Containers, Inc. (collectively, CPC), a leading manufacturer of extrusion blow-molded containers in the United States. Its wholly-owned German operating subsidiary is Dixie Union GmbH & Company KG (Dixie Union) and its majority-owned European operating subsidiaries are Ferembal S.A. (Ferembal) and Obalex A.S. (Obalex). The Company also owns 49% of Onena Bolsas de Papel S.A. (Onena). Ferembal is a manufacturer of rigid packaging, primarily food cans, of which it is the second largest supplier in France. Obalex also manufactures rigid packaging, primarily food cans, in the Czech Republic. Dixie Union manufactures plastic films and packaging machines, primarily for the food and pharmaceutical industries. Onena manufactures film, and laminates and prints plastic, paper and foil packaging materials for the food and snack food industries primarily in Spain. The Company also owns Lockwood, Kessler & Bartlett, Inc. (LKB) which provides services principally in the northeastern United States in the fields of survey, civil, environmental and structural engineering, mechanical and electrical engineering, and construction administration and inspection.

          CPC - CPC, headquartered in Norwalk, Connecticut, develops,
          ---
manufactures and sells a wide range of extrusion blow-molded plastic containers through its national network of sixteen manufacturing plants (including one in Puerto Rico). CPC supplies containers for food and beverages, household chemicals, automotive products and motor oil, industrial and agricultural chemicals, cosmetics and toiletries. CPC produces both single and multi-layer containers, manufactured primarily from high density polyethylene and polypropylene resins, ranging in size from two ounces to five gallons. Some of these multi-layer containers include a barrier layer to protect food products which are subject to spoilage or deterioration if exposed to oxygen. Besides being fully recyclable, in many instances these containers can be, and are, produced using a significant amount of post-consumer recycled plastic. Its customers include some of the largest consumer products companies in the United States, such as Clorox Company, Coca-Cola foods, Colgate-Palmolive Company, Mobil Oil Corporation, Pennzoil Products Company, Procter & Gamble Company and Quaker Oats Company. CPC often manufactures substantially all of a customer's container requirements for specific product categories or for particular container sizes. CPC has long-standing relationships with most of its customers and has long-term contracts with customers representing a substantial portion of its sales volume.

          FEREMBAL -  The Company currently owns an 85% interest in Ferembal,
          --------
the second largest food can manufacturer in France and the third largest in Europe. Ferembal, headquartered in Paris, has five manufacturing plants located in each of the main agricultural regions of France.

          Besides food cans for such products as vegetables, mushrooms, fruits, prepared meals and pet foods, Ferembal also manufactures cans for industrial products such as paint, chemical products and motor oil. Ferembal's products include both two and three-piece cans for food, easy-open ends, and a large number of can products for industrial end uses, all in a number of different diameters. Ferembal's production for the food and pet food markets accounts for approximately 85% of its sales with remaining sales coming from cans produced for industrial products. Ferembal's customers include many leading French and European vegetable and prepared food processors, pet food processors, and paint and other industrial can users.

          OBALEX - The Company's subsidiary, Ferembal, owns 95% of the
          ------
outstanding stock of Obalex. Obalex, located in the Czech Republic, manufactures both two and three-piece cans for food which account for approximately 80% of its sales and a number of can products for industrial end users.

          DIXIE UNION -  The Company owns all of the outstanding stock of Dixie
          -----------
Union. Dixie Union is headquartered in Kempten, Germany and has a subsidiary company in France. Dixie Union manufactures three main product lines for the packaging industry: multi-layer shrink bags, composite plastic films and packaging machines and slicers. Dixie Union is one of a few companies in europe which manufacture both packaging films and packaging equipment.

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

          ONENA -  The Company owns a 49% interest in Onena, located in
          -----
Pamplona, Spain. Onena manufactures plastic film and laminates and prints a variety of paper, foil and plastic film products. Its major customers are primarily in the food and snack food industries in Spain.

                           SELECTED FINANCIAL DATA(1)

                               1996       1995      1994      1993      1992
                             ---------  --------  --------  --------  --------
Net sales (2)                $585,034   $614,387  $537,180  $481,842  $511,241
                             ========   ========  ========  ========  ========

Net (loss) income  (2)(3)    $ (5,560)  $    555  $  4,445  $    988  $  2,063
                             ========   ========  ========  ========  ========

(Loss) earnings per
   common share (3)
   Primary                   $  (1.69)  $    .17  $   1.39  $    .33  $    .67
                             ========   ========  ========  ========  ========
   Fully diluted             $  (1.69)  $    .17  $   1.34  $    .32  $    .64
                             ========   ========  ========  ========  ========

Weighted average

   shares outstanding (4)       3,289      3,339     3,220     3,023     3,078
                             ========   ========  ========  ========  ========

Total assets                 $391,032   $445,411  $423,585  $385,907  $400,010
                             ========   ========  ========  ========  ========

Total debt                   $184,463   $201,748  $177,259  $173,847  $178,888
                             ========   ========  ========  ========  ========

Total stockholders'
   equity (4)                $ 68,624   $ 76,298  $ 70,696  $ 60,855  $ 62,935
                             ========   ========  ========  ========  ========

EBITDA (5)                   $ 51,892   $ 54,361  $ 59,365  $ 59,368  $ 64,521
                             ========   ========  ========  ========  ========

Current ratio                    1.76       1.29      1.52      1.67      1.69
                             ========   ========  ========  ========  ========

(1)  In thousands, except per share amounts.

(2) In 1993, includes sales of $10,682 and net income of $238 related to the purchase of Obalex.

(3) Includes an extraordinary charge of $6,136 ($1.87 per share both primary and fully diluted) in 1996. Includes an extraordinary charge of $115 ($.03 per share both primary and fully diluted) in 1995. Includes a charge for the cumulative effect of an accounting change of $262 ($.08 per share both primary and fully diluted) and an extraordinary charge of $108 ($.03 per share both primary and fully diluted) in 1994. Includes income for the cumulative effect of accounting change of $460 ($.15 per share primary and $.14 per share fully diluted) and an extraordinary charge of $1,502 ($.49 per share primary and $.44 per share fully diluted) in 1992.

(4) The 1994 weighted average shares outstanding include 268 shares issued in May 1994 upon the conversion of the Company's 10-3/4% Convertible Subordinated Debentures.

(5) Earnings before interest, taxes, depreciation and amortization, determined without consideration to minority interests.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
1996 VS. 1995

In 1996, net sales decreased 4.8% to $585 million from $614.4 million in 1995. This decline resulted primarily from foreign currency translation rate differences (approximately $10 million), resin price decreases which are a customer pass-through at PCI (approximately $9 million), and volume decreases primarily in the Company's European flexible packaging operations (approximately $8 million).

Backlog at December 31, 1996, amounted to $20.2 million as compared to $22.6 million at December 31, 1995. Since PCI, Ferembal and Obalex produce most of their products under open order, none of this backlog is attributable to them.

Gross profit decreased 3.7% to $87 million in 1996 from $90.4 million in 1995. Gross profit as a percentage of sales improved to 14.9% in 1996 as compared to 14.7% in 1995. The decrease in gross profit resulted from lower sales volume and foreign currency translation rate differences. The increase in gross profit margin reflected the pass-through of resin price decreases, equally reducing sales and cost.

Restructuring charges amounted to $7,624,000 and $4,905,000 in 1996 and 1995, respectively. Charges of $1,124,000 in 1996 and $5,003,000 in 1995 related to termination benefits for certain employees of Ferembal and reflect a response to continuing competitive pressure in Ferembal's marketplace. Restructuring charges reflected two plant closings at PCI and amounted to $6,500,000 in 1996. One closing had been completed by year-end while the other plant was expected to be completed in the first quarter of 1997.

Selling, general and administrative expenses as a percentage of net sales amounted to 10.2% in 1996 as compared to 10.6% in 1995 and reflects the Companys continued emphasis on cost reductions. As a result of these various factors, operating income decreased to $19,874,000 in 1996 from $20,598,000 in 1995, while operating margin remained at 3.4% in 1996 and 1995.

Net interest expense decreased slightly to $19.6 million in 1996 from $19.9 million in 1995. Foreign currency exchange gains amounted to $115,000 in 1996 compared to losses of $299,000 in 1995.

The Company's consolidated effective tax rate is an amalgamation of the tax charges and tax benefits of itself and its subsidiaries. This rate reflects the offsetting nature of these items in consolidation. PCI utilized tax benefits of $1,876,000 and $2,505,000 in 1996 and 1995, respectively.

Minority interest in 1996 and 1995 reflects the interest of other shareholders in PCI, Ferembal, Onena and Obalex.

Income before extraordinary item in 1996 amounted to $576,000 ($.18 per share). An extraordinary charge in 1996, net of the portion attributable to the minority interest, amounting to $6,136,000 ($1.87 per share) related to costs associated with the early redemption of PCIs 10.75% Senior Secured Notes due in 2001.


Net loss amounted to $5,560,000 ($1.69 per share) in 1996 and net income amounted to $555,000 ($.17 per share) in 1995.
1995 VS. 1994
In 1995, net sales increased 14% to $614.4 million from $537.2 million in 1994. This improvement resulted from net volume increases, foreign currency translation rate differences (approximately $34 million) and resin price increases which are a customer pass-through at PCI (approximately $23 million).

Backlog at December 31, 1995 amounted to $22.6 million as compared to $29.9 million at December 31, 1994. Since PCI, Ferembal and Obalex produce most of their products under open orders, none of this backlog is attributable to them.

Gross profit increased 1.2% to $90.4 million in 1995 from $89.3 million in 1994. Gross profit margin declined to 14.7% in 1995 from 16.6% in 1994. The increase in gross profit resulted from higher sales volumes, while the declining gross profit margin reflected continued competitive pressure on pricing in the can and flexible packaging markets. Additionally, the pass-through of resin costs at PCI increases both sales and costs equally, reducing the margin percentage.

Restructuring charges amounted to $4,905,000 in 1995 and primarily related to termination benefits for certain employees of Ferembal and reflect a response to continuing competitive pressure in Ferembal's marketplace. Restructuring charges in 1994 amounted to $2,541,000 of which $1,686,000 related to Ferembal and a charge of $855,000 related to a plant closing in 1991 at PCI. Selling, general and administrative expense as a percentage of net sales amounted to 10.6% in 1995 as compared to 11.4% in 1994. This reduction reflects the fixed nature of many of these expenses in relation to increased volume.

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

Minority interest in 1995 and 1994 reflects the interest of other shareholders in PCI, Ferembal, Onena and Obalex.

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

Capital expenditures in 1996 amounted to $33.3 million primarily for the purchase of machinery and equipment. During 1996, major capital expenditures included the purchase of extrusion blow-molding lines and line changes at PCI and a can line at Ferembal. Expenditures in 1997 are expected to amount to approximately $23 million and be similar in character to those in 1996.

During 1996, the Company increased its ownership of PCI to 84%.  See Note 2(a).

During 1996, the Company sold an 8% interest in Onena for a nominal consideration. As a result of the sale, the Company holds less than a majority of Onena's shares and, accordingly, deconsolidated its results after December 12, 1996. See Note 2(b).

Ferembal increased its ownership interest in Obalex to 95% during 1996.  See
Note 2(c). The minority stockholders of Ferembal have the right to sell a portion of their shares in an initial public offering of Ferembal which the Company has agreed to make at their request. It is expected that the holder of a junior subordinated convertible bond of Ferembal will convert its bond at such time to participate in any such offering. Although the Company does not currently expect to sell any of its stock in Ferembal in any such offering, if the bond is converted, the Company ownership of Ferembal will decline from 85% to 64%. See Note 2(d).

The Company has actively pursued acquisition possibilities in 1996 and intends to continue to do so in 1997 and later years. It is presently the Company's intention to finance any acquisitions by leveraging the assets of the company to be acquired or, possibly, through the issuance of stock. There are no plans presently to utilize any substantial portion of the existing capital resources of the Company in an acquisition.

The Company met its 1996 capital requirements with cash generated from operations, from existing funds, through borrowings and through a sale/leaseback financing. It is anticipated that such expenditures in 1997 will be financed in a similar manner.

LIQUIDITY

The Company's liquidity position at December 31, 1996 improved from the prior year end. Working capital increased to $78.7 million at December 31, 1996 from $46.2 million at December 31, 1995. The current ratio increased to 1.76 at December 31, 1996 from 1.29 at December 31, 1995.

The Company's cash position increased by $6 million between December 31, 1996 and 1995. Cash flows from operating activities provided $40.9 million for the Company in 1996, most of which related to depreciation and amortization. Cash from operations was used primarily for capital expenditures. The Company invested approximately $33.3 million in 1996 in property, plant and equipment. In December 1996, CPC entered into a sale/leaseback financing agreement of $40.6 million of equipment at five plants. Additionally, the Company refinanced long-term debt at PCI using a portion of the proceeds of these transactions to purchase an additional 34% equity interest in PCI to replace existing long-term debt and, to reduce short-term borrowings. Ferembal also issued new long-term debt to repay short-term borrowings.

The Company's packaging subsidiaries had available various unutilized credit facilities of approximately $100 million at December 31, 1996. However, the Company's ability to draw upon these lines for other than certain subsidiary purposes is restricted.

The Company expects that cash from operations and its existing banking facilities will be sufficient to meet its needs both in 1997 and on a long-term basis.
UTILIZATION OF NET OPERATING LOSS CARRYFORWARDS
The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," issued in February 1992. This statement requires, among other things, recognition of future tax benefits, measured by enacted tax rates, attributable to deductible temporary differences between financial statement and income tax bases of assets and liabilities and to tax net operating loss carryforwards, to the extent that realization of such benefits is more likely than not.

As discussed in Note 9, PCI has tax net operating loss carryforwards (NOL's) totaling approximately $50 million which expire through 2010. SFAS No. 109 requires that the tax benefit of such NOL's be recorded as an asset to the extent that management assesses the utilization of such NOL's to be "more likely than not." Based upon the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies, management believes it is more likely than not the Company will realize the benefits of these deductible differences net of the existing valuation allowances at December 31, 1996.

The NOL's available for future utilization were generated principally by operating losses caused by increased post-acquisition depreciation and amortization charges and additional interest expense on debt incurred in connection with the purchase. Additionally, in the years ended December 31, 1996 and 1992, extraordinary losses were incurred due to the write-off of deferred financing costs. The operations of the Continental Plastic Container Companies have historically been profitable (excluding non-recurring items). In assessing the likelihood of utilization of existing NOL's, management considered the historical results of the Continental Plastic Container Companies' operations, both prior to the purchase and as subsidiaries of PCI, subsequent to the purchase and the current operating environment.
INFLATION AND CHANGING PRICES
Costs and revenues are subject to inflation and changing prices in the packaging business. Since all competitors are similarly affected, product selling prices generally reflect cost increases resulting from inflation. At PCI, changes in the cost of plastic resin are passed-through to customers and have equal and offsetting effects on sales and costs of goods sold and, therefore, have no material effect on earnings and cash flow. Such changes can have a substantial impact on sales. Inflation has not been a material factor in the Company's revenues and earnings in the past three years.
NEW ACCOUNTING STANDARDS
In June 1996, the Financial Accounting Standards Board issued SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 125 is effective for transactions occurring after December 31, 1996. Management of the Company does not expect the adoption of SFAS No. 125 to have any impact on the Companys financial position, results of operations or liquidity.


         CONTINENTAL CAN COMPANY, INC. AND SUBSIDIARIES
                  CONSOLIDATED BALANCE SHEETS
                   DECEMBER 31, 1996 AND 1995

(In thousands, except share data)
                                             1996        1995
                                          --------    ---------

ASSETS

Current Assets:
     Cash and cash equivalents            $  15,020   $   8,925
     Investment securities                    1,210         285

     Accounts Receivable:
         Trade                               74,677      94,461
         Other                                7,217      13,215
         Less allowance for doubtful         (4,378)     (6,144)
          accounts
                                          ---------    --------

     Accounts receivable, net                77,516     101,532

     Inventories                             82,911      91,636
     Prepaid expenses and other current       5,938       5,275
      assets
                                          ---------   ---------

             Total current assets           182,595     207,653
                                          ---------   ---------

Property, plant and equipment, at cost:
     Land, building and improvements         49,788      52,090
     Manufacturing machinery and            216,760     263,331
      equipment
     Furniture, fixtures and equipment        9,434       9,591
     Construction in progress                 8,644      22,476
                                          ---------   ---------
                                            284,626     347,488

     Less accumulated depreciation and     (132,850)   (148,874)
      amortization
                                          ---------   ---------

         Net property, plant and            151,776     198,614
          equipment

Goodwill, net of accumulated
 amortization of $2,645
    and $2,227, in 1996 and 1995,            31,130      14,486
     respectively
Other assets, net of accumulated             25,531      24,658
 amortization
                                          ---------   ---------

             Total assets                 $ 391,032   $ 445,411
                                          =========   =========


See accompanying notes to consolidated financial statements

        CONTINENTAL CAN COMPANY, INC. AND SUBSIDIARIES
           CONSOLIDATED BALANCE SHEETS (CONTINUED)
                  DECEMBER 31, 1996 AND 1995

(In thousands, except share data)
                                            1996       1995
                                          --------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
     Short-term borrowings                 $  8,633   $ 47,945
     Accounts payable - trade                44,169     56,830
     Accrued liabilities:
         Employee compensation and           18,421     18,238
          benefits
         Other accrued expenses              13,536     17,417
     Current installments of long-term
      debt and obligations under capital
          leases                              5,080     10,665
     Income taxes payable                     1,710      1,610
     Other current liabilities               12,299      8,753
                                          ---------    -------
             Total current liabilities      103,848    161,458

Long-term debt, excluding current           156,373    130,023
 installments
Obligations under capital leases,
 excluding current installments              14,377     13,115
Deferred income taxes                         3,641      3,872
Other liabilities                            32,179     30,365
                                          ---------    -------
             Total liabilities              310,418    338,833

Minority interest                            11,990     30,280

Stockholders' Equity:
Capital stock:
     First preferred stock, cumulative
      $25 par value.
         Authorized 250,000 shares; no            -          -
          shares issued.
     Second preferred stock, 4%
      non-cumulative, $100 par value.
         Authorized 1,535 shares;
         no shares issued.                        -          -
     Common stock, $.25 par value.
      Authorized 20,000,000 shares;
         outstanding  3,201,035
         shares in 1996 and 3,196,368           800        799
          shares in 1995.
                                          ---------    -------
                                                800        799

Additional paid-in capital                   43,997     43,868
Retained earnings                            21,182     26,742

Cumulative foreign currency translation       2,645      4,889
 adjustment
                                          ---------   --------

             Total stockholders' equity      68,624     76,298

Commitments and contingencies                     -          -
                                          ---------   --------
             Total liabilities and         $391,032   $445,411
              stockholders' equity
                                          =========   ========

See accompanying notes to consolidated financial statements

               CONTINENTAL CAN COMPANY, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF OPERATIONS
                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

(In thousands, except per share data)
                                             1996        1995        1994
                                        -----------------------------------
Net sales                                  $585,034    $614,387    $537,180
Cost of sales                               498,008     523,978     447,884
                                        -----------------------------------
    Gross profit                             87,026      90,409      89,296
Selling, general and administrative          59,528      64,906      61,107
 expenses
Restructuring charges                         7,624       4,905       2,541
                                        -----------------------------------
    Operating income                         19,874      20,598      25,648

Other income (expense):
  Interest expense, net                     (19,593)    (19,917)    (18,684)
  Foreign currency exchange gain (loss)         115        (299)       (121)
  Other, net                                   (397)       (291)       (180)
                                        -----------------------------------
         Net other expense                  (19,875)    (20,507)    (18,985)

(Loss) income before provision
 (recovery) for income taxes,
    minority interest, extraordinary
     item and cumulative effect of
     accounting change                           (1)         91       6,663
Provision (recovery) for income taxes         1,245        (503)      1,761
                                        -----------------------------------

(Loss) income before minority interest,
 extraordinary item and cumulative
     effect of accounting change             (1,246)        594       4,902
Minority interest                            (1,822)        (76)         87
                                        -----------------------------------
Income before extraordinary item and
    cumulative effect of accounting             576         670       4,815
     change
Extraordinary item, net                      (6,136)       (115)       (108)
Cumulative effect of accounting change,           -           -        (262)
 net
                                        -----------------------------------

Net (loss) income                          $ (5,560)   $    555    $  4,445
                                        ===================================

(Loss) earnings per common share -
 Primary:
     Before extraordinary item and
         cumulative effect of              $   0.18    $   0.20    $   1.50
          accounting change
     Extraordinary item, net                  (1.87)      (0.03)      (0.03)
     Cumulative effect of accounting              -           -       (0.08)
      change, net
                                        -----------------------------------
Net (loss) earnings per common share -     $  (1.69)   $   0.17    $   1.39
 primary
                                        ===================================

(Loss) earnings per common share -
 assuming full dilution:
     Before extraordinary item and
         cumulative effect of              $   0.18    $   0.20    $   1.45
          accounting change
     Extraordinary item, net                  (1.87)      (0.03)      (0.03)
     Cumulative effect of accounting              -           -       (0.08)
      change, net
                                        -----------------------------------
Net (Loss) earnings per common share -     $  (1.69)   $   0.17    $   1.34
 assuming full dilution
                                        ===================================

See accompanying notes to consolidated financial statements

              CONTINENTAL CAN COMPANY, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
               YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

(In thousands)
                                             1996       1995       1994
                                        ---------------------------------
Cash Flows From Operating Activities:
     Net (loss) income                    $  (5,560)  $    555   $  4,445
         Adjustments to reconcile net
          (loss) income to net cash
          provided by operating
          activities:
         Depreciation and amortization       32,300     34,353     34,018
         Extraordinary item, net              6,136        115        108
         Minority interest                   (1,822)       (76)        87
         Deferred income taxes               (2,022)    (2,805)       789
         Loss on sale of capital                722         68        169
          assets, net
         Provision for doubtful                (769)     1,656      2,845
          accounts receivable
         Changes in Assets and
          Liabilities:
             Decrease (increase) in          10,517     14,534    (25,528)
              accounts receivable, net
             Decrease (increase) in           4,007        697     (4,143)
              other receivables
             Decrease (increase) in             224     (4,215)    (6,952)
              inventories
             (Increase) decrease in
              prepaid expenses and
                 other current assets          (235)       245       (678)
             Decrease in intangible             121          -          -
              assets
             (Increase) in other assets      (1,056)    (1,338)      (274)
             Decrease (increase) in             182    (11,377)    (2,740)
              pension asset/liability
             (Decrease) increase in          (4,895)    (9,144)    15,901
              accounts payable
             Increase (decrease) in           2,257     (1,021)     1,884
              accrued liabilities
             Increase in income taxes           203        362        419
              payable
             Increase (decrease) in             568      2,462     (1,792)
              other liabilities
                                        ---------------------------------
             Net Cash Provided by            40,878     25,071     18,558
              Operating Activities

Cash Flows From Investing Activities:
     Purchase of minority interests         (30,715)    (1,448)    (1,970)
     Net change in investment securities       (930)         2         31
     Proceeds from sale of capital           41,813        986        985
      assets
     Capital expenditures, net of           (33,301)   (42,482)   (23,858)
      investment grants
     Purchase of equipment for customer           -          -       (249)
      reimbursement
                                        ---------------------------------
             Net Cash Used in Investing     (23,133)   (42,942)   (25,061)
              Activities

Cash Flows From Financing Activities:
     Principal payments of long-term
      debt and obligations under
         capital leases                    (116,265)   (14,742)   (18,125)
     Proceeds from long-term debt and
      obligations under capital leases      147,836      9,164      5,727
     Common stock issued upon
      conversion of debentures and
      warrants                                  131      1,007        362
     (Repayments of) proceeds from          (32,866)    22,211     14,485
      short-term borrowings
     Dividends paid by subsidiary to            (71)       (49)       (51)
      minority interest
     Financing fees paid                     (5,514)         -          -
     Premium on repurchase of bonds          (5,382)         -          -
                                        ---------------------------------
             Net Cash (Used in)             (12,131)    17,591      2,398
              Provided by Financing
              Activities
Effect of exchange rate changes on cash         481        429        140
                                        ---------------------------------
Increase (decrease) in cash and cash          6,095        149     (3,965)
 equivalents
Cash and cash equivalents at beginning        8,925      8,776     12,741
 of year
                                        ---------------------------------
Cash and cash equivalents at end of year  $  15,020   $  8,925   $  8,776
                                        =================================

See accompanying notes to consolidated
 financial statements

                                CONTINENTAL CAN COMPANY, INC. AND SUBSIDIARIES
                               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

(In thousands)

                                                                                        Cumulative
                                          Common Stock                                   Foreign       Total
                                          ------------          Additional               Currency     Stock-
                                             Number              Paid-in    Retained   Translation   holders'
                                           of Shares    Amount   Capital    Earnings    Adjustment    Equity
                                        ---------------------------------------------------------------------
Balances December 31, 1993                       2,879    $720     $41,414   $21,742       $(3,021)   $60,855
     Net income                                      -       -           -     4,445             -      4,445
     Common stock issued to employees
      and upon conversion of debentures            272      68       1,458         -             -      1,526
     Foreign currency translation                    -       -           -         -         3,870      3,870
      adjustment
                                        ---------------------------------------------------------------------

Balances December 31, 1994                       3,151    $788     $42,872   $26,187       $   849    $70,696
     Net income                                      -       -           -       555             -        555
     Common stock issued to
         employees                                  45      11         996         -             -      1,007
     Foreign currency translation                    -       -           -         -         4,040      4,040
      adjustment
                                        ---------------------------------------------------------------------

Balances December 31, 1995                       3,196    $799     $43,868   $26,742       $ 4,889    $76,298
     Net loss                                        -       -           -    (5,560)            -     (5,560)
     Common stock issued to
         employees                                   5       1         129         -             -        130
     Foreign currency translation                    -       -           -         -        (2,244)    (2,244)
      adjustment
                                        ---------------------------------------------------------------------

Balances December 31, 1996                       3,201    $800     $43,997   $21,182       $ 2,645    $68,624
                                        =====================================================================



See accompanying notes to consolidated financial statements

CONTINENTAL CAN COMPANY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

(a)  Principles of Consolidation

Continental Can Company, Inc. (the Company) through its subsidiaries, manufactures extrusion blow-molded plastic containers, metal cans, plastic films and equipment for the packaging industry, and prints and laminates flexible packaging for the food and snack food industries. The accompanying consolidated financial statements include the accounts of the Company and its majority-owned foreign and domestic subsidiaries.

At December 31, 1996, the Company owned the following packaging related businesses: 85% of Ferembal S.A. (Ferembal) (see Note 2(d)), located in France which in turn owns 95% of Obalex A.S. (Obalex) (see Note 2(c)) located in the Czech Republic; 100% of Dixie Holding, Inc. and Dixie Union Geschaftsfuhrungs GmbH which own 100% of Dixie Union GmbH & Company KG (Dixie Union), located in the Federal Republic of Germany; and 84% of Plastic Containers, Inc. (PCI) (see
Note 2(a)), which in turn owns 100% of Continental Plastic Containers, Inc. and Continental Caribbean Containers, Inc. (collectively, CPC). The Company also owns 49% of Onena Bolsas de Papel, S.A. (Onena) (57% at December 31, 1995) located in Spain. In addition, the Company owns 100% of an engineering firm, Lockwood, Kessler & Bartlett, Inc. (LKB).

Minority interests reflected in consolidation represent the portions of Ferembal, Obalex, Onena and PCI not owned by the Company. After December 12, 1996, the results of Onena are presented using the equity method of accounting (see Note 2(b)).

All significant intercompany balances and transactions have been eliminated in consolidation.

(b)  Investment Securities

Investment securities consist of held-to-maturity government agency securities stated at amortized cost, which approximates market value, and certificates of deposit. At December 31, 1996 and 1995, all of the investment securities were held by PCI.

(c)  Inventories

Inventories consist principally of packaging materials, repair parts and supplies. The manufacturing inventories of PCI are stated at the lower of cost applied on the last-in, first-out (LIFO) method, which is not in excess of market. Inventories of the Company's other subsidiaries and the repair parts and supplies inventories of PCI are stated at the lower of cost applied on a first-in, first-out (FIFO) basis or market.

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

Provision for amortization of intangible assets is based upon the estimated useful lives of the related assets and is computed using the straight-line method. Intangible assets resulting from the acquisitions of (a) PCI consists of (i) goodwill (amortized on a straight-line basis over forty years), (ii) finance costs (amortized over periods ranging from five to nine years), and
(iii) customer contracts (amortized over ten years); and (b) Ferembal consists of patents (amortized on a straight-line basis over their estimated useful lives) and goodwill (amortized on a straight-line basis over forty years).

(e)   Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally forty years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected undiscounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

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

(g)   Foreign Currency Translation

The accounts of the Company's foreign subsidiaries have been converted to U.S. dollars utilizing SFAS No. 52 "Foreign Currency Translation," under which assets and liabilities are translated at the exchange rate in effect at the balance sheet date, while revenues, costs and expenses are translated at the average exchange rate for the reporting period. Resulting unrealized net gains or losses are recorded as a separate component of stockholders' equity. Realized foreign exchange gains or losses are reflected in operations.

(h)   Statement of Cash Flows

Cash equivalents consist of short-term investments in government securities and bonds. The Company considers securities purchased within three months of their maturity date to be cash equivalents.

Cash paid for interest and income taxes was as follows:

                 1996     1995     1994
                -------  -------  -------
                     (in thousands)
Interest        $21,265  $19,657  $18,725
Income taxes    $ 1,955  $ 2,630  $ 4,086

(i)  Research, Development and Engineering

Expenditures for research, development and engineering are expensed as incurred. Research, development and engineering costs amounted to $11,495,000, $12,187,000 and $12,461,000 in 1996, 1995 and 1994, respectively.

(j)   Insurance

PCI purchases commercial insurance policies, but remains self-insured in certain states for the purposes of providing workers' compensation, general liability and property and casualty insurance coverage up to varying deductible amounts. PCI's self-insurance reserves are included in other liabilities on the consolidated balance sheets. Costs charged to operations for self-insurance for the years ended December 31, 1996, 1995 and 1994 were $2,629,000, $2,200,000 and
$2,066,000, respectively.

(k)   Restructuring Charges

Included in expenses in 1996, 1995 and 1994 are restructuring charges of $7,624,000, $4,905,000 and $2,541,000, respectively. Charges relating to
Ferembal amounted to $1,124,000, $5,003,000 and $1,686,000 in 1996, 1995 and
1994, respectively. These charges include termination benefits for certain employees, approximately half of whom accepted early retirement. Terminated employees at Ferembal received $3,043,000 in 1996, $1,882,000 in 1995 and $889,000 in 1994. Included in other current liabilities in 1996 is $1,455,000 for termination benefits for the remaining employees of Ferembal, substantially, all of which is expected to be paid in 1997.

In 1996, restructuring charges relating to PCI amounted to $6,500,000 in connection with plans to consolidate certain manufacturing facilities. PCI closed one plant in 1996 and will close another plant by the end of the first quarter of 1997. Production from these plants will be transferred to other existing facilities. The components of the $6,500,000 charge include approximately $1,400,000 for employee severance costs, approximately $1,600,000 for an impairment loss related to fixed assets, and approximately $3,500,000 for noncancellable lease obligations and related facility closing costs. As of December 31, 1996, approximately half of the employees had been terminated and severance benefits paid were approximately $590,000. In addition, payments of approximately $714,000 and $257,000 had been made against other accrued charges as of December 31, 1996 and 1995, respectively. Included in other current liabilities in 1996 is $4,096,000 representing the unpaid portion of severance benefits and other accrued charges relating to the PCI restructuring, substantially all of which is expected to be paid in 1997. For the years ended December 31, 1995 and 1994, a credit of $98,000 and a charge of $855,000, respectively, related to prior plant consolidations at PCI.

(l)   Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(m)   Earnings Per Share

Earnings per common share is based on the weighted average number of common and common equivalent shares outstanding. Common equivalent shares include dilutive stock options (using the treasury stock method) exercisable under the Company's option plans. Weighted average shares outstanding in 1996, 1995 and 1994 were 3,288,816, 3,338,737 and 3,220,082, respectively.

Prior to their conversion in 1994, earnings per common share, assuming full dilution, gave effect to the conversion of the Company's outstanding 10-3/4% Convertible Subordinated Debentures as if such Debentures had been converted, after elimination of related interest expense, net of income tax benefit.

(n)  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of SFAS No. 121 did not have a material impact on the Companys financial position, results of operations, or liquidity.

(o)   Stock Option Plans

Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

(p)  Reclassifications

Certain reclassifications have been made to conform prior year consolidated financial statements to the 1996 presentation.

(2)  ACQUISITIONS AND DISPOSALS

(a)  PCI

In December 1996, the Company increased its interest in PCI to 84% by purchasing 34% of PCI from Merrywood, Inc. (Merrywood).

In August 1996, Merrywood notified the Company of its intention to put its 50% interest in PCI to the Company for $30 million, plus interest at prime plus 1% from November 21, 1991 pursuant to an Agreement entered into in 1992. In October 1996, the Company and Merrywood entered into a new Agreement (the "1996 Agreement") pursuant to which the Company purchased 34% of PCI in December 1996 for $30 million, plus a warrant exercisable through December 31, 2000 to purchase 150,000 shares of Common Stock at the lesser of $20.00 per share or book value at December 31, 1996. The 1996 Agreement also provided that the remaining shares in PCI would be purchased by the Company prior to December 31, 2000 for approximately $15.4 million plus interest at 10%. The Company agreed to retain one of Merrywood's designees as a director of the Company and PCI. All prior agreements between the Company and Merrywood were terminated by the 1996 Agreement.

The acquisition of these shares was accounted for under the purchase method with the excess of the purchase price over the fair value of the assets acquired ($17,648,000) allocated to goodwill.

The Company obtained the funds for such purchase from a loan of $30 million from PCI. The loan matures on June 15, 2007 and accrues interest, payable at maturity, at an annual rate of 6.9% compounded semi-annually. PCI obtained such funds through a refinancing of its existing Senior Notes (see Note 8) and a sale/leaseback financing by CPC. The sale/leaseback financing of all manufacturing and ancillary equipment at five of its facilities generated proceeds of $40,566,000 which approximated book value. The terms of the leases range from 88 to 109 months subject to CPC's option to repurchase the equipment at 78 and 83 months at a pre-established fair market value.

(b)  Onena

On December 12, 1996, the Company sold 8% of its interest in Onena to SODENA, an economic development corporation owned by the Government of Navarra, for nominal consideration. This sale reduced the Company's ownership to less than a majority of Onena's voting stock. In addition, the Company and SODENA entered into an amended shareholders' agreement which provides, among other things, that SODENA will appoint a majority of Onena's directors; that the Company's previous obligation to purchase SODENA's shares in Onena in 1999 is eliminated; and that, for nominal consideration, SODENA will have a call, and the Company a put, with regard to the Company's remaining shares in Onena. As a result of these changes, effective as of December 12, 1996, the Company has deconsolidated Onena and will account for its investment in the common stock of Onena under the equity method. At the time of the deconsolidation, the Company had a negative basis in its common equity investment in Onena. The Company will not recognize the results of Onena until its profits exceed losses incurred after December 12, 1996.

(c)  Obalex

During 1996, Ferembal increased its equity interest in Obalex to 95% through the purchase of an additional 9% of Obalex for $495,000. During 1995, Ferembal purchased an additional 22% of Obalex for $1,448,000. During 1994, Ferembal purchased an additional 13% of Obalex for $730,000. These transactions have been accounted for under the purchase method with the purchase price allocated to the fair value of the net assets acquired.

(d)  Ferembal

As part of the 1989 purchase of Ferembal, a junior subordinated convertible bond was issued which, if converted at December 31, 1996, would reduce the Company's percentage ownership of Ferembal to 64% (see Note 8(c)). Pursuant to an Agreement among the Company, the minority shareholders and the convertible bondholder of Ferembal, the Company has agreed to take Ferembal public in order to provide liquidity for these other investors. The Company is committed to taking Ferembal public at a time determined by the minority shareholders. It is expected that the convertible bondholder will convert its bond into equity immediately prior to any such offering.

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

(3)  ACCOUNTS RECEIVABLE AND BUSINESS/CREDIT CONCENTRATIONS

Most of the Company's customers are located in the United States and Europe. Sales to five customers in 1996, three customers in 1995 and three customers in 1994 accounted for 35%, 23% and 21% of the Company's net sales, respectively; accounts receivable from five customers at December 31, 1996 and five customers at December 31, 1995 amounted to 47% and 46%, respectively, of the Company's total stockholders' equity.

During 1996, 1995 and 1994, Ferembal discounted with banks approximately $105,514,000, $79,353,000 and $79,260,000, respectively, of trade accounts receivable with full recourse. Of these amounts, approximately $13,297,000 remains outstanding on December 31, 1996, ($17,401,000 at December 31, 1995).

The components of other accounts receivable at December 31 were as follows:

                                                    1996      1995
                                                  --------  --------
                                                (in thousands)
Recoverable value added taxes related               $  983  $ 2,680
 to Ferembal
Engineering fees billed                              2,415    2,309
Cost of molds not yet billed                           588    1,734
Other taxes                                             57    1,154
Due from customer for equipment                          -      419
 purchases
Other                                                3,174    4,919
                                                    ------  -------
                                                    $7,217  $13,215
                                                    ======  =======

(4)    INVENTORIES

Inventories consist principally of packaging materials. The components of inventory at December 31 were as follows:

                                             1996              1995
                                          -------           -------
                                                (in thousands)
Raw materials and supplies                $40,785           $43,625
Work in process                             6,627             7,795
Finished goods                             39,746            42,241
                                          -------           -------
                                           87,158            93,661
LIFO reserve                               (4,247)           (2,025)
                                          -------           -------
                                          $82,911           $91,636
                                          =======           =======

During 1996 and 1995, LIFO inventory layers were reduced. This reduction resulted in charging lower inventory costs prevailing in previous years to cost of goods sold in 1996 and 1995, thus reducing cost of goods sold by approximately $80,000 and $700,000, respectively, below the amount that would have resulted from liquidating inventory recorded at December 31, 1996 and 1995 prices.

(5)  DERIVATIVE FINANCIAL INSTRUMENTS

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate and currency price risks. At December 31, 1996, Ferembal had an option to purchase $10 million at 5.1 FF to the dollar. The amount under option approximates the amount of Ferembal's expected 1997 U.S. dollar-denominated purchase obligations. The option was exercised on January 3, 1997.

At December 31, 1996, Ferembal had entered into several short-term interest rate hedge agreements in which it has exchanged an obligation to pay variable interest rates based on the three-month Paris Inter-Bank Offering Rate (PIBOR) for fixed rates ranging from 3.42% to 6.0%. These agreements cover the period between January 1997 and March 1998 for principal amounts between $5.8 million and $21.2 million. Ferembal had also entered into an interest rate dollar agreement. To the extent the PIBOR rate is above 4.5% for the period between March 1997 and March 1998, Ferembal would receive the difference based on principal amounts of $7.7 million to $11.6 million; if below 4.5%, Ferembal would pay the actual rate but not less than 3.1%. At December 31, 1996, PIBOR was 3.43%.

Ferembal has purchased interest rate options which provide that Ferembal would receive the difference between the actual interest rate and 4.2% and 3.6% if the actual rate is higher and that Ferembal would pay the difference between the actual rate and 4.2% and 3.6% if the actual rate is lower. The principal amounts to which these agreements would apply range between $20.2 million and $21.2 million and cover the period January through September 1997.

The fair value of these agreements at December 31, 1996 was an unrecognized loss of $23,269. This negative fair value reflects the difference between the interest rates in effect for such agreements and the rates that could have been obtained on December 31, 1996 based on the principal amounts over the period covered.

(6)    OTHER ASSETS

The components of other assets at December 31, were as follows:

                                           1996     1995
                                          -------  -------
                                           (in thousands)
Intangibles:
    Non-compete agreements                $     -  $15,000
    Financing and acquisition costs         5,861    6,058
    Customer contracts                      7,630    7,630
Prefunded pension                           4,971    5,153
Deferred tax assets                         5,359    5,099
Non-current receivables, principally VAT    1,081    1,248
Other                                       5,929    4,100
                                          -------  -------
                                           30,831   44,288
Less accumulated amortization of            5,300   19,630
 intangibles                              -------  -------
                                          $25,531  $24,658
                                          =======  =======

(7)    SHORT-TERM BORROWINGS

At December 31, 1996 and 1995, approximately $8,633,000 and $47,945,000, respectively, were outstanding representing at December 31, 1996 amounts drawn by (a) the Company ($1,300,000 at an interest rate of 9.25%) (b) Ferembal, including Obalex, ($6,731,000 at interest rates ranging from 5.46% to 11.53%) and (c) Dixie Union ($602,000 at interest rates ranging from 6.75% to 7.0%).
The Company's borrowings are pursuant to a Revolving Credit Facility which provides for borrowings up to $2.5 million. A commitment fee of 0.5% is payable on the unused portion of the facility. The facility is secured by the receivables of LKB and a $1.3 million mortgage on LKB's headquarters in Syosset, NY.

At December 31, 1996, Ferembal had unutilized short-term unsecured borrowing agreements of approximately $61 million. At December 31, 1996, Dixie Union had total lines of credit available under short-term unsecured borrowing agreements of approximately $13 million.

PCI has a $50 million revolving credit facility with a commercial bank with interest on individual borrowings based on the bank's prime rate or LIBOR, at PCI's option. Borrowings are secured by accounts receivable and inventories. At December 31, 1996, there were no borrowings outstanding under this facility. PCI is required to pay an annual commitment fee of 0.25% on the unused facility up to $25 million and 0.5% on the unused amount in excess of $25 million. Commitment fees for the years ended December 31, 1996 and 1995 were $104,000 and $23,000, respectively. The facility contains certain restrictive covenants, including the maintenance of minimum levels of net worth, fixed charge coverage and interest coverage, limitations on capital expenditures and additional indebtedness, and restrictions on the payment of dividends. At December 31, 1996, PCI was in compliance with these covenants. The facility also provides for the issuance of letters of credit by the bank on PCI's behalf. At December 31, 1996, letters of credit amounting to $3,586,000 had been issued to guarantee obligations carried on PCI's consolidated balance sheet.

The extraordinary loss of $115,000 in 1995, which is net of the portion attributable to minority interest, relates to the write-off of unamortized fees for a prior revolving credit agreement.

(8)  LONG-TERM DEBT, CAPITAL LEASES AND OTHER LONG-TERM LIABILITIES

Long-term debt, and capital leases and other long term liabilities as of December 31 are summarized as follows:

                                                1996       1995
                                              ---------  ---------
                                                (in thousands)
10% Senior Secured Notes due 2006 (a).....     $125,000         -

10.75% Senior Secured Notes due 2001 (b)..            -    104,700

Term loan payable by Ferembal through
 1997 at 10.25%
(denominated in francs: 2 million and 6
 million at December 31, 1996 and 1995,
 respectively)..........................            385      1,223

Notes payable by Ferembal in
 installments through 1997 at
PIBOR (3.43% at December 31, 1996) plus
 0.6% to 0.75%
(denominated in francs: 4.2 million and
 21 million at
December 31, 1996 and 1995,
 respectively)..........................            814      4,282

Notes payable by Ferembal in
 installments through 2001 at
PIBOR plus 0.55% to 0.6% (denominated
 in francs: 75 million at December 31,
 1996)..................................         14,449          -


Term loans payable by Ferembal through
 2001 at weighted
average interest rates of 10% and a
 range of 8.5% to 15.5%
(denominated in francs: 11.1 million
 and 14.8 million at
December 31, 1996 and 1995,
 respectively)..........................          2,139      3,024

Convertible Subordinated Bond due 2000
 at PIBOR (denominated                            1,927      2,040
in francs: 10 million at December 31,
 1996 and 1995) (c).....................

Term loans payable through 1999 at
 rates of 13%
(denominated in Czech crowns: 4.9
 million and 6.5 million
at December 31,1996 and 1995,
 respectively)..........................            184        245

Obligations under capital leases (d)....         17,029     15,148

Notes payable by Dixie Union at 5.7% to
 9.25% (denominated in
deutsch marks: 16 million and 13
 million at December 31, 1996
and 1995, respectively).................         10,390      9,049

Notes payable by Dixie Union in
 semi-annual installments
through 2003 at rates of 7.3% to 7.8%
 (denominated in
deutsch marks: 5.4 million and 6.1
 million at December 31, 1996
and 1995, respectively).................         3,513      4,250

Other (e)...............................            -       9,842
                                              --------   --------
                                               175,830    153,803
Less current installments...............        (5,080)   (10,665)
                                              --------   --------
                                              $170,750   $143,138
                                              ========   ========

(a) In 1996, PCI completed an offering of 10% Senior Secured Notes due 2006, (the "Senior Secured Notes"), payable semi-annually on July 15th and December 15th, are secured by all the issued stock of CPC and substantially all the assets and properties owned by PCI other than inventory, receivables and certain equipment securing capital lease obligations.

The Senior Secured Notes are not redeemable by PCI prior to December 15, 2001. On or after that date the notes are redeemable, in whole or in part, at the option of PCI at an initial price of 105% of par declining ratably per annum, to par on December 15, 2004.

In the event of a change of control as defined in the indenture, PCI is obligated to offer to purchase all outstanding Senior Secured Notes at a redemption price of 101% of the principal amount thereof plus accrued interest. In addition, PCI is obligated in certain instances to offer to purchase Senior Secured Notes at a redemption price of 100% of the principal amount thereof plus accrued interest with the net cash proceeds of certain sales or dispositions of assets.

The indenture places certain restrictions on payment of dividends, additional liens, disposition of the proceeds from asset sales, sale/leaseback transactions and additional borrowings. At December 31, 1996, PCI was in compliance with these restrictions.

(b) The extraordinary loss of $6,136,000 in 1996 and $108,000 in 1994, (which are net of the portion attributable to minority interest) relates to the early extinguishment by PCI of a portion of the 10- 3/4% Senior Secured Notes due in 2001.

(c) In 1989, Ferembal issued a subordinated bond convertible into 100,000 shares of capital stock at the option of the holder at any time prior to October 28, 1999. If exercised, the Company's ownership interest in Ferembal will decrease from the present 85% interest to a 64% interest. If the conversion right is not exercised, the bond becomes due in two equal annual installments beginning in 1999 (see Note 2(d)).

(d) The capital lease obligations represent lease payments due through 2004 which are capitalized.

The following is a schedule of future minimum lease payments under the capitalized leases together with the present value of the net minimum lease payments as of December 31, 1996:

Fiscal Year                               (in thousands)
----------------------------------------  --------------
                  1997                          $ 3,543
                  1998                            3,642
                  1999                            3,265
                  2000                            2,875
                  2001                            2,636
               Thereafter                         5,270
                                                -------

Total minimum lease payments                    $21,231
Less amount representing interest                (4,202)
                                                -------

Present value of net minimum lease
payments, including current maturities,
with interest rates ranging from
3.43% to 10.6%                                  $17,029
                                                =======

(e) Includes the following amounts relating to Onena at December 31, 1995 (i) a mortgage in the amount of $948,000 (115 million pesetas) (ii) $3,097,000 (377 million pesetas) due to social security (iii) a discounted secured note amounting to $2,333,000 (252.8 million pesetas) and (iv) bank debt of $3,039,000 (370 million pesetas) at an average interest rate of 10.25%.

Maturities of long-term debt are as follows:


    Year Ending December 31  (in thousands)
    -----------------------  --------------
                       1997       $  2,428
                       1998          7,147
                       1999         12,211
                       2000          5,919
                       2001          5,901
    Later Years                    125,195
                                  --------
                                  $158,801
                                  ========

          Other long-term liabilities at December 31, 1996 primarily include pension and profit sharing amounts related to PCI and Ferembal of $4,710,000 ($7,859,000 at December 31, 1995), insurance reserves at PCI of $9,638,000 ($8,956,000 at December 31, 1995), and accrued postretirement benefits at PCI of $6,298,000 ($5,972,000 at December 31, 1995).

(9)  INCOME TAXES

The components of the provision for (benefit) income taxes for the years ended December 31, 1996, 1995 and 1994 are as follows:

                                          1996      1995      1994
                                        --------  --------  --------
                                               (in thousands)
Current  - Federal                      $     -   $   145   $   148
         - Foreign                        3,247     2,075       812
         - State                             20        82        12
                                        -------   -------   -------
      Total Current                       3,267     2,302       972
                                        -------   -------   -------
Deferred   - Federal                     (1,746)   (2,569)   (1,559)
           - Foreign                       (126)      (73)    2,553
           - State                         (150)     (163)     (205)
                                        -------   -------   -------
      Total Deferred                     (2,022)   (2,805)      789
                                        -------   -------   -------
Provision for (benefit) income taxes    $ 1,245   $ ( 503)  $ 1,761
                                        =======   =======   =======

The income tax provision (benefit) differed from the provision (benefit) that would result from applying the U.S. Federal statutory income tax rate to income before provision for (benefit) income taxes, minority interest, extraordinary item and cumulative effect of accounting change as a result of the following:


                                                    1996         1995             1994
                                                    -----  ----------------  ---------------
                                                (in thousands, except for percentage amounts)
Amount                                                %    Amount      %     Amount     %
--------------------------------------------------  -----  -------  -------  -------  ------
Provision (recovery) at U.S. federal
 statutory rate                           $     -   *       $  31     34.0   $2,265    34.0

Losses not providing tax  benefits          5,414   *           -        -     (847)  (12.7)
Change in valuation allowance
   allocated to operations                 (4,154)  *        (383)  (420.9)     696    10.4
State and local income taxes, net of
   federal income tax benefit                 (86)  *         (53)   (58.2)    (127)   (1.9)
Differential in foreign tax rates             (11)  *        (247)  (271.4)    (440)   (6.6)


Other                                          82   *         149    163.8      214     3.2
                                          -------           -----   ------   ------   -----
Provision for (recovery) income taxes     $ 1,245   *       $(503)  (552.7)  $1,761    26.4
                                          -------           -----   ------   ------   -----
*Percentages not meaningful

The significant components of deferred income tax (benefit) expense attributable to income from continuing operations for the years ended December 31 are as follows:

                                            1996      1995      1994
                                          --------  --------  --------
                                                 (in thousands)
Deferred tax (benefit) expense
 (exclusive of the effects of other       $(2,366)  $  (844)  $   119
 components below)

Benefit of operating loss carryforwards     8,643    (5,922)   (1,313)
Book over tax basis of principally         (6,104)      109       886
 fixed assets
Pension and postretirement benefits          (450)    2,277       401
 reserves
Prefunded pension                             (74)    1,958         -
(Decrease) increase in valuation
 allowance for deferred tax assets         (1,671)     (383)      696
                                           -------  -------   -------
                                          $(2,022)  $(2,805)  $   789
                                          =======   =======   =======

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below:

                                            1996        1995
                                          --------      ----
Deferred tax assets:                        (in thousands)

   Net operating loss carryforwards       $18,811   $ 27,454
   Vacation pay, due to accrual for         1,131      1,120
    financial reporting purposes
   Restructuring                            2,437          -
   Self-insurance reserves                  4,012      3,753
   Pension and postretirement benefit       3,767      3,317
    reserves
   Stock options, due to accrual for          349        340
    financial reporting purposes
   Accounts Receivable principally due
    to allowance for                        1,671      2,526
      doubtful accounts
   Other                                    2,747      3,967
                                          -------   --------
Total gross deferred tax assets            34,925     42,477
Less valuation allowance                   (9,370)   (11,041)
                                          -------   --------
Net deferred tax assets                    25,555     31,436

Deferred tax liabilities:
   Taxable gain on merger                   2,169      2,953
   Book over tax basis of principally      15,607     21,711
    fixed assets
   Acquisition costs, book over tax             -        237
    bases
   Prefunded pension                        1,884      1,958
   Other                                      429        608
                                          -------   --------
Total gross deferred tax liabilities       20,089     27,467
                                          =======   ========
Net deferred tax Asset                    $ 5,466   $  3,969
                                          =======   ========

The valuation allowance for deferred tax assets as of January 1, 1996 and 1995 was $11,041,000 and $11,424,000, respectively. The net change in the total valuation allowance for the years ended December 31, 1996 and 1995 was a decrease of $1,671,000 and a decrease of $383,000, respectively.

Due to different tax jurisdictions of the Company's subsidiaries, net deferred tax assets of $5,466,000 and $3,969,000 at December 31, 1996 and 1995,
respectively, shown above are reflected in the consolidated balance sheets as:

                                           1996    1995
                                          ------  ------
                                          (in thousands)
Current deferred tax assets (included in
   prepaid expenses and other current     $3,748  $2,742
    assets)
Non-current deferred tax assets
 (included in
   other assets)                           5,359   5,099
                                          ------  ------
                                           9,107   7,841
Non-current deferred tax liabilities       3,641   3,872
                                          ------  ------
Net deferred tax asset                    $5,466  $3,969
                                          ======  ======

At December 31, 1996, PCI has operating loss carryforwards for Federal income tax purposes of approximately $50 million, which are available to offset future Federal taxable income through 2010. In addition, PCI has alternative minimum tax credit carryforwards of approximately $132,000 which are available to reduce future Federal regular income taxes over an indefinite period and research and experimentation credits of approximately $342,000 available to reduce Federal income taxes through 2010. Based upon the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies, management believes it is more likely than not that PCI will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 1996.

(10)  COMMON STOCK
(a)   Stock Options

The Company has three plans pursuant to which stock options may be granted. The 1988 Restricted Stock Option Plan, as amended (the Restricted Plan), provides for grants of options to purchase up to 500,000 shares of authorized but unissued common stock at an exercise price determined by the Personnel Committee of the Board of Directors (the Committee) but not less than $1.00 per share.
The Committee may determine the exercise period of the option up to a maximum of twenty years from the date of the grant and may determine a restricted period during which any portion of the option may not be exercised. At December 31, 1996, there were 43,100 shares available for grant under the Restricted Plan. The per share weighted-average fair value of stock options granted under the Restricted Plan during 1996 and 1995 was $7.07 and $11.02 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

                                            1996          1995
                                          --------  -----------------
Expected dividend yield                         0                  0
Risk free interest rate                       5.5%              7.21%
Expected life                             5 years            5 years


Stock option activity under the Restricted Plan for the periods shown is as follows:


                                                    WEIGHTED AVERAGE
                                          SHARES*    EXERCISE PRICE
                                          -------   ----------------
Outstanding at 12-31-94                   472,800             $19.64
Granted                                    25,000             $24.50
Forfeited                                 (57,200)            $23.03
Expired                                    (1,300)            $26.75
                                          -------

Outstanding at 12-31-95                   439,300             $19.45
Granted                                    37,500             $16.82
Forfeited                                  (9,100)            $23.18
Expired                                   (10,800)            $26.75
                                          -------
Outstanding at 12-31-96                   456,900             $18.98
                                          =======

*No options were exercised under the Restricted Plan in 1996 or 1995.

The 1988 Director Stock Option Plan, as amended (the Retainer Plan), provides for the grant of stock options to purchase up to 50,000 shares of authorized but unissued common stock to directors that elect to receive a stock option in lieu of cash as an annual retainer and for attendance fees. Each electing director will receive an option equal to the nearest number of whole shares determined by dividing the annual retainer plus attendance fees by the fair market value of the stock less one dollar. The option price is one dollar per share and an option may not be exercised prior to the first anniversary of the date it was granted nor more than ten years after such date. At December 31, 1996, there were 29,230 shares available for grant under the Retainer Plan. The per share weighted-average fair value of stock options granted under the Restricted Plan during 1996 and 1995 was $0.17 and $0.30 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

                                            1996          1995
                                          --------  -----------------
Expected dividend yield                         0                  0
Risk free interest rate                      6.46%              5.76%
Expected life                             3 years            3 years

Stock option activity under the
 Retainer Plan for the periods shown is
 as follows:
                                                    WEIGHTED AVERAGE
                                          SHARES*    EXERCISE PRICE
                                           ------   ----------------
Outstanding at 12-31-94                    12,702              $1.00
Granted                                     2,791              $1.00
Exercised                                       -              $1.00
                                           ------
Outstanding at 12-31-95                    15,493              $1.00
Granted                                     6,644              $1.00
Exercised                                  (1,367)             $1.00
                                           ------
Outstanding at 12-31-96                    20,770              $1.00
                                           ======
*No options were forfeited or expired under the Retainer Plan in
 1996 or 1995.

The 1990 Stock Option Plan for Non-Employee Directors (the Director Plan) provides for grant of options to purchase up to 200,000 shares of authorized but unissued common stock to directors who are not employees of the Company or its subsidiaries. The Director Plan is administered by a Board Committee. The Director Plan provides for the grant to each non-employee director, at the commencement of his initial term, of an option to purchase up to 10,000 shares of Common Stock at a price equal to the fair market value of a share of Common Stock on the date of the grant. The options become exercisable as to one-tenth of the shares subject to option on the date of the grant and on the nine successive anniversaries of such date. The term of the options is ten years provided that any option holder who ceases to be a member of the Board of Directors forfeits any part of the option grant which has not become exercisable as of such date. There are 130,000 shares available for grant under the Director Plan.

Stock option activity under the Director Plan for the periods shown is as follows:

                                                             WEIGHTED AVERAGE
                                          SHARES*             EXERCISE PRICE
                                     ------------------  -------------------------
Outstanding at 12-31-94                         95,000                      $17.11
Forfeited                                       (9,000)                     $17.28
Expired                                         (5,000)                     $17.00
                                               -------
Outstanding at 12-31-95                         81,000                      $19.45
Forfeited                                            -                      $23.18
Expired                                        (11,000)                     $17.23
                                               -------
Outstanding at 12-31-96                         70,000                      $18.98
                                               =======
*No options were granted or exercised under the Director Plan in  1995 or 1996.

Some options, which are not pursuant to any plan, were granted prior to 1994.
At December 31, 1996 a total of 85,000 shares were subject to such options at exercise prices ranging from $2.94 to $25.75 per share, which represented the fair market value of a share of the Company's stock on the date each of such options was granted. These options expire between 1998 and 2002. In 1995, options to purchase 10,000 shares of Common Stock at a price of $17.00 per share were exercised.

The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized in the financial statements for stock options which are issued at or above the fair market value of a share of the Company's common stock on the date of the grant. Compensation expense is charged for the difference between the option price and the fair market value of a share of Common Stock with regard to discounted stock options. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                  1996        1995
                                              ------------  --------
Net (Loss) Income                As reported  $(5,560,000)  $555,000
                                 Pro forma    $(5,631,000)  $484,000
Net (Loss) Earnings per Share    As reported  $     (1.69)  $    .17
                                 Pro forma    $     (1.71)  $    .14

Pro forma net (loss) income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net (loss) income amounts presented above because compensation cost is reflected over the options' vesting period of one to five years and compensation cost for options granted prior to January 1, 1995 is not considered.

(b)   Stock Grants

The Company has two plans pursuant to which restricted stock grants may be made. Pursuant to the 1992 Restricted Stock Plan for Non-Employee Directors (the "1992 Plan"), each non-employee director of the Company receives an annual award of 300 shares of Company Common Stock. Such shares are restricted from transfer while such recipient remains a member of the Board of Directors and the shares are subject to forfeiture under certain circumstances including failure to stand for re-election prior to age 70. The Company issued 3,300, 3,900 and 4,200 shares under the Stock Plan for the 1996, 1995 and 1994 plan years, respectively. The Company has charged to expense $51,975 in 1996, $93,113 in 1995 and $90,300 in 1994 for shares which were issued.

The 1995 Restricted Stock Compensation Plan (the "1995 Plan") provides for the issuance of restricted shares to key employees of the Company. During 1995, the Chairman was granted 8,163 shares under the 1995 Plan in lieu of a cash bonus of $200,000. Such amount was charged to compensation expense in 1994. Also in 1995, the Chairman and five other employees received a total of 21,740 shares under the 1995 Plan. All such shares vest five years after the date of the grant subject to the continued employment of the recipients by the Company or its subsidiaries. The amount charged to compensation expense for these shares was $106,526 in 1996 and $88,772 in 1995.

(11) PENSION, PROFIT SHARING AND OTHER PLANS

PCI maintains a defined benefit pension plan for substantially all salaried employee's. Plan benefits are based on all years of continuous service and the employee's compensation during the highest five continuous years of the last ten years of employment, minus a profit-sharing annuity. The profit-sharing annuity is based on the amount of profit-sharing contributions received for 1988 through 1992. Any employee who terminated employment prior to August 31, 1993 is governed by the terms of the plan in effect at the time the termination occurred.

PCI maintains a noncontributory defined benefit pension plan for substantially all hourly workers who have attained 21 years of age. Plan benefits are variable by location/contract but are based primarily on years of service and the employee's highest wage classification for twelve consecutive months in the five years prior to retirement. "Normal" retirement is at age 65, with at least five years of continuous service. However, employees may retire as early as age 55 and receive reduced benefits.

Subject to the limitation on deductibility imposed by Federal income tax laws, PCI's policy has been to contribute funds to the plans annually in amounts required to maintain sufficient plan assets to provide for accrued benefits. Plan assets are held in a master trust and are comprised primarily of common stock, corporate bonds and U.S. Government and government agency obligations.

The following table sets forth the plans' funded status at December 31, 1996 and 1995 based primarily on January 1, 1996 participant data and plan assets:

                                             1996       1995
                                          ----------  ---------
                                                 (in thousands)
ACTUARIAL PRESENT VALUE OF BENEFIT
 OBLIGATION, INCLUDING VESTED BENEFITS
 OF $30,280 AND $20,372 IN 1996 AND
 $29,078 AND $18,644 IN 1995 FOR THE
 SALARIED AND HOURLY PLANS, RESPECTIVELY   ($54,478)   ($52,798)
                                          =========    ========


PROJECTED BENEFIT OBLIGATION (PBO)          (56,582)    (54,987)
PLAN ASSETS, AT FAIR VALUE                   58,898      53,150
UNRECOGNIZED NET LOSS                         2,820       7,132
PRIOR SERVICE COST NOT YET RECOGNIZED
 IN NET PERIODIC PENSION COST                  (165)       (142)
                                          ---------    --------

   PREFUNDED PENSION ASSET                $   4,971   $   5,153
                                          =========   =========

Net periodic pension costs under the above mentioned PCI plans included the following components for the years ended December 31, 1996, 1995 and 1994:

                                  1996    1995       1994
                                 ------  ------    -------
                                      (in thousands)
SERVICE COST                     $1,362  $   992   $ 1,161
INTEREST COST                     4,001    4,002     3,715
(RETURN) LOSS ON PLAN ASSETS     (8,505)  (6,292)    1,916
NET AMORTIZATION AND DEFERRAL     3,897    2,922    (5,613)
                                 ------  -------   -------
  NET PERIODIC PENSION COSTS     $ 755  $ 1.624   $ 1,179
                                 ======  =======   =======

PCI contributions to the plans for the years ended December 31, 1996, 1995 and 1994 were $573,000, $12,800,000 and $2,585,000, respectively.


Assumptions used in the accounting were:       As of December 31,
                                               --------------------
                                          1996     1995       1994
                                          -----  ---------  ---------
Discount rates                            7.75%      7.50%      9.00%
Rates of increase in compensation levels  5.00%      5.00%      5.00%
Expected long-term rate on return on      9.50%      9.50%      9.50%
 assets

PCI contributes to various union pension plans pursuant to its labor agreements. Union benefit plan expense was $1,083,000, $1,080,000 and $896,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Ferembal provides retirement benefits pursuant to an industry-wide labor agreement. The plan is not funded. Costs charged (income credited) to operations amounted to $144,110, ($213,000) and $179,000 in 1996, 1995 and 1994,
respectively. Other non-current liabilities at December 31, 1996 include $1,730,000, ($1,682,000 at December 31, 1995) for this plan. Ferembal also provides an employee profit-sharing plan, the annual contributions to which are determined by a prescribed formula. Amounts charged to expense amounted to $590,000, $86,000 and $673,000 in 1996, 1995 and 1994, respectively. Amounts are paid to employees after five years with accrued interest. Other non-current liabilities at December 31, 1996 include $2,980,000, ($4,701,000 at December 31,
1995) for the plan.

Dixie Union provides selected managers with pension and disability benefits. Amounts charged to expense amounted to $183,000, $192,000 and $175,000 in 1996, 1995 and 1994, respectively.

PCI maintains a defined contribution plan which covers substantially all hourly employees who meet eligibility requirements. Provisions regarding employee and employer contributions and the benefits provided under the plan vary between PCI's manufacturing facilities. PCI's defined contribution plan's expense was $303,000, $292,000 and $272,000 for the years ended December 31, 1996, 1995 and
1994, respectively.

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

PCI's savings plan expense was $553,000, $518,000 and $450,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

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

PCI's policy is to fund the cost of medical benefits in amounts determined at the discretion of management. Summary information on PCI's plan at December 31, 1996 and 1995 is as follows:


                                                   1996     1995
                                                  -------  -------
                                                 (in thousands)
Accumulated postretirement benefit obligation:
     Retirees                                     $2,895   $3,449
     Fully eligible, active plan participants        740    1,219
     Other active plan participants                1,472    1,486
                                                  ------   ------
                                                  $5,107   $6,154

Unrecognized net gain (loss) from experience         793     (614)
 and changes in assumptions
Prior service cost in net periodic                   398      432
 postretirement benefit cost                      ------   ------
Accrued postretirement benefit obligation         $6,298   $5,972
 (included in other liabilities)                  ======   ======


The components of net periodic postretirement benefit cost at December 31, 1996, 1995 and 1994 is as follows:

                                           1996     1995     1994
                                          -----   ------   ------
                                              (in thousands)
Service cost                              $  87   $   52   $   73
Interest cost                               447      480      431
Net amortization and deferral               (34)     (34)     (57)
                                          -----   ------   ------
Net periodic postretirement benefit cost  $ 500   $  498   $  447
                                          =====   ======   ======

For measurement purposes, a 9.05% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 1996; the rate was assumed to decrease gradually to 5.0% by the year 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $408,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1996 by $46,000.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% and 7.5% at December 31, 1996 and 1995, respectively.

PCI provides certain postemployment benefits to former and inactive employees, their beneficiaries and covered dependents. These benefits include disability related benefits, continuation of health care benefits and life insurance coverage.

In 1994, PCI adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires employers to recognize the obligation to provide postemployment benefits and an allocation of the cost of those benefits to the periods the employees render service. The cumulative effect of this change in accounting principle of $262,000, which is net of the portion attributable to minority interest, was determined as of January 1, 1994 and is reported separately in the consolidated statement of operations for the year ended December 31, 1994. Additional costs charged to operations for postemployment benefits in 1996 and 1995 were $38,000 and $24,000, respectively.

(13)  EXECUTIVE COMPENSATION

The Company entered into employment agreements with its Chairman and former Vice-Chairman.

At December 31, 1996, the contract with the Chairman, as amended, provides for base compensation of $420,000 per annum. The contract also provides that, in the event of his death before its expiration on May 17, 2006, his spouse will receive one-half of the amount paid to him annually as base compensation until her death.

The contract with the former Vice Chairman, who died in January 1989, provided that in the event of his death prior to its expiration on December 31, 1998, his spouse would receive one-half of the amounts which would otherwise have been paid to him until her death or until December 31, 1998, whichever occurs first. This obligation which amounted to $135,000 and $244,000 at December 31, 1996 and 1995, respectively, is included in accrued liabilities.

(14)  NET INTEREST EXPENSE

The details of net interest expense are as follows:

                            1996       1995       1994
                         ----------  ---------    ----
                                 (in thousands)
Interest income          $     730   $    759   $    941
Interest expense           (20,323)   (20,676)   (19,625)
                         ---------   --------   --------
Interest expense, net     ($19,593)  $(19,917)  $(18,684)
                         =========   ========   ========

(15) FOREIGN AND DOMESTIC OPERATIONS

The Company performs services principally in the packaging industry. Manufacturing operations are performed domestically through PCI, whereas manufacturing operations are performed overseas in Europe through Ferembal, Obalex, Dixie Union and Onena. Information about the Company's foreign and domestic operations is as follows.

                                            1996       1995       1994
                                          ---------  ---------  ---------
                                                  (in thousands)
Sales to unaffiliated customers:
   Foreign                                $302,331   $318,917   $289,566
   Domestic                                282,703    295,470    247,614
                                          --------   --------   --------
   Total                                  $585,034   $614,387   $537,180
                                          ========   ========   ========
(Loss) income before provision
 (recovery) for income taxes, minority
 interest, extraordinary item and
 cumulative effect of accounting change:
   Foreign                                $  6,616   $  3,937   $ 11,191


  Domestic                                 (6,617)    (3,846)    (4,528)
                                          --------   --------   --------
   Total                                  $     (1)  $     91   $  6,663
                                          ========   ========   ========
Identifiable assets:
   Foreign                                $179,833   $220,740   $207,946
   Domestic                                211,199    224,671    215,639
                                          --------   --------   --------
   Total                                  $391,032   $445,411   $423,585
                                          ========   ========   ========

The above (loss) income includes restructuring charges of $7,624,000, $4,905,000 and $2,541,000 for 1996, 1995 and 1994 (see Note 1(k)).
(16) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, investment securities, derivative financial instruments, accounts receivable, other current assets, accounts payable and short-term borrowings approximate fair value because of the short maturity of these instruments. The fair value of the Company's long-term debt is estimated, based on the quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities, and approximates the carrying amount.

(17) COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries occupy offices and use equipment under various lease arrangements. The rent expense under non-cancellable long-term operating leases for the years ended December 31, 1996, 1995 and 1994 was approximately $8,681,000, $7,131,000 and $5,418,000, respectively. Total commitments under such arrangements are payable in annual installments of $14,378,000 in 1997, $12,513,000 in 1998, $11,547,000 in 1999, $11,062,000 in 2000, $10,096,000 in
2001 and $28,641,000 thereafter.

The Company also rents certain equipment and facilities on a month-to-month basis or through short-term leases. The rent expense under such arrangements amounted to approximately $1,321,000 in 1996, $1,277,000 in 1995 and $841,000 in
1994.

The Company's subsidiaries are defendants in several actions which arose in the normal course of business and, in the opinion of management, the eventual outcome of these actions will not have a material adverse effect on the Company's consolidated financial statements.

(18) QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 1996 and 1995 (in thousands, except per share amounts) is as follows:

                                        1st       2nd        3rd        4th
1996                                  Quarter   Quarter    Quarter    Quarter
-----------------------------------  ---------  --------  ---------  ---------
Net Sales                            $131,382   $141,263  $170,882   $141,507
Gross Profit                           18,861     21,525    28,160     18,480
(Loss) Income Before
  Extraordinary Item                     (441)       181     2,642     (1,806)
Net (Loss) Income                        (441)       181     2,642     (7,942)
(Loss) Earnings Per Share Before
  Extraordinary Item                     (.13)       .06       .80       (.55)
Net (Loss) Earnings Per
  Common Share                       $   (.13)  $    .06  $    .80      (2.41)


                                       1st        2nd       3rd        4th
1995                                 Quarter    Quarter   Quarter    Quarter
-----------------------------------  --------   --------  --------   --------
Net Sales                            $144,460   $160,952  $171,024   $137,951
Gross Profit                           22,327     23,036    25,697     19,349
Income (Loss) Before
  Extraordinary Item                      437      1,932    (1,872)       173
Net Income (Loss)                         437      1,932    (1,872)        58
Earnings (Loss) Per  Share Before
  Extraordinary Item                      .13        .58      (.56)       .05
Net Earnings (Loss) Per
  Common Share                       $    .13   $    .58  $   (.56)  $    .02

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

THE BOARD OF DIRECTORS AND STOCKHOLDERS
CONTINENTAL CAN COMPANY, INC.

We have audited the consolidated balance sheets of Continental Can Company, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Continental Can Company, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 12 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," on a prospective basis in 1994.

/s/ KPMG Peat Marwick LLP
Jericho, New York
March 6, 1997

DIRECTORS                PRINCIPAL OCCUPATION

Donald J. Bainton        Chairman of the Board and
                            Chief Executive Officer of the Company

Kenneth Bainton          Partner with the firm of Alexander Kouzmanoff,
                            Architects, in New York City
Robert L. Bainton        Vice Chairman of the Board
Nils E. Benson           Former President of Penn Elastic Co.
Charles DiGiovanna       President, Continental Plastic Containers, Inc.
Rainer N. Greeven        Partner, Greeven & Ercklentz (Attorneys)
V. Henry O'Neill         Private Investor
John J. Serrell          Business Consultant
Robert A. Utting         President of R.A. Utting & Associates, Inc.
Abdo Yazgi               Executive Vice President, Chief Administrative Officer,
                            and Secretary of the Company
Jose Luis Zapata         Director of Corporate Finance of Taenza, S.A.
                            de C.V.
OFFICERS                 PRINCIPAL OCCUPATION
Donald J. Bainton        Chairman of the Board and Chief Executive Officer
Abdo Yazgi               Executive Vice President, Chief Administrative Officer,
                           and Assistant Secretary
John H. Andreas          Vice President - Manufacturing
Marcial B. L'Hommedieu   Treasurer
Linda R. Driscoll        Secretary

CONTINENTAL CAN COMPANY, INC.
General Offices:  Norwalk, Connecticut
SUBSIDIARIES AND OFFICERS:
  CONTINENTAL PLASTIC CONTAINERS, INC.
  Norwalk, Connecticut
     Charles DiGiovanna, Chief Executive Officer and President
     Jay Hereford, Chief Financial Officer
     Samuel A. Nutile, Vice President - Manufacturing
     John S. Roesch, Vice President - Sales & Marketing
     David M. Stulman, Vice President - Human Resources
  CONTINENTAL CARIBBEAN CONTAINERS, INC.
  Caugus, Puerto Rico
  FEREMBAL S.A.
  Clichy, France
     Vincent Weber, Managing Director
     Pierre Lichtenberger, Commercial Director
  OBALEX, A.S.
  Znojmo, Czech Republic
     Jiri Nekvasil, Chairman
     Lubomir Kadlec, Managing Director
  DIXIE UNION GMBH & COMPANY KG
  Kempten, Federal Republic of Germany
     Hans H. Schwaebe, Executive Director
     Peter Epp, Chief Financial Officer

  ONENA BOLSAS DE PAPEL S.A.
  Pamplona, Spain
     Juan Ballaz, Executive Director
     Carlos Aizpun, Chief Financial Officer
  LOCKWOOD, KESSLER & BARTLETT, INC.
  Syosset, New York
     John P. Lekstutis, President
     Sylvester A. Celebrini, Vice President
     Ralph A. Cuomo, Vice President
     George Gross, Vice President
     Steven Hanuszek, Vice President
     Andre Haddad, Vice President
     Martin Solomon, Vice President
TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
New York, New York
AUDITORS
KPMG Peat Marwick LLP
Jericho, New York
GENERAL COUNSEL
Carter, Ledyard & Milburn
New York, New York
GENERAL INFORMATION:
ANNUAL MEETING
May 21, 1997 at 10:00 a.m. at The Union League Club, 38 East 37th Street, New York, New York.
AVAILABILITY OF FORM 10-K

Stockholders may receive, without charge, a copy of the Company's 1996 Annual Report filed with the Securities and Exchange Commission on Form 10-K, including the financial statements and schedules thereto, by directing their written inquiries to Linda R. Driscoll, Secretary, Continental Can Company, Inc., 301 Merritt 7 Corporate Park, P.O. Box 5395, Norwalk, Connecticut 06856.

COMMON STOCK PRICES AND RELATED MATTERS

The common stock of Continental Can Company, Inc. is traded on the New York Stock Exchange. The following table indicates the quarterly high and low sales prices for Continental Can Company, Inc. (CAN) common stock for the last two years.

                     1996           1995
Quarter     High    Low     High    Low
-----------------------------------------
First          17  15-1/8  29-1/8  21-1/4
Second     15-1/2  13-7/8  27-3/4  23-3/8
Third      14-7/8  10-3/4  24-3/4      19
Fourth     16-3/4      11  19-3/4  14-5/8

No dividends were paid to the holders of common stock for the years 1996, 1995 and 1994. The Company has no present intention to pay dividends on its common stock. There were 347 stockholders of record as of March 7, 1997.